Filed Pursuant to Rule 424(b)(4)
Registration No. 333-187865

5,750,000 Shares

Common Stock

This is an initial public offering of shares of common stock of ChannelAdvisor Corporation. All of the 5,750,000 shares of common stock are being sold by us.

Prior to this offering, there has been no public market for our common stock. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “ECOM.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$14.00	$80,500,000
Underwriting discount	$0.98	$5,635,000
Proceeds, before expenses, to ChannelAdvisor	$13.02	$74,865,000

To the extent that the underwriters sell more than 5,750,000 shares of common stock, the underwriters have the option to purchase up to an additional 862,500 shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on May 29, 2013.

Goldman, Sachs & Co.	Stifel

Pacific Crest Securities

BMO Capital Markets	Needham & Company	Raymond James

Prospectus dated May 22, 2013

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including June 16, 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “ChannelAdvisor,” “company,” “we,” “us” and “our” in this prospectus to refer to ChannelAdvisor Corporation and, where appropriate, our consolidated subsidiaries.

Company Overview

We are a leading provider of software-as-a-service, or SaaS, solutions that enable our retailer and manufacturer customers to integrate, manage and optimize their merchandise sales across hundreds of online channels. Through our platform, we enable our customers to connect with new and existing sources of demand for their products, including e-commerce marketplaces, such as eBay, Amazon and Newegg, search engines and comparison shopping websites, such as Google, Microsoft’s Bing, and Nextag, and emerging channels, such as Facebook and Groupon. Our suite of solutions, accessed through a standard web browser, provides our customers with a single, integrated user interface to manage their product listings, inventory availability, pricing optimization, search terms, data analytics and other critical functions across these channels. Our proprietary cloud-based technology platform delivers significant breadth, scalability and flexibility to our customers. In 2012, our customers processed over $3.5 billion in gross merchandise value, or GMV, through our platform. As of March 31, 2013, our customers managed over 100 million stock-keeping units, or SKUs, of their inventory on our platform.

We serve customers across a wide range of industries and geographies. As of March 31, 2013, we had nearly 2,000 customers worldwide, including 27% of the top 500 U.S. Internet retailers, as ranked by Internet Retailer magazine based on 2012 sales, up from 16% of the top 500 U.S. Internet retailers, based on 2007 sales, as of December 31, 2007. Our customers include both traditional and online retailers, such as Ann Taylor, eBags.com, J&R Electronics and Jos. A. Bank Clothiers, as well as manufacturers of consumer goods, such as Dell, Dooney and Bourke, Lenovo, Sony and Under Armour. We derive revenue primarily from subscription fees paid to us by our customers for access to our cloud-based solutions. We generally structure our contracts to include both a fixed subscription fee and a variable subscription fee that allows us to participate in a share of our customers’ GMV processed through our platform. We believe this contract structure aligns our interests with those of our customers.

The e-commerce market has grown significantly over the last several years, as consumers have increasingly shifted their retail purchases from traditional brick and mortar stores to online stores and marketplaces. This trend has created many opportunities for retailers and manufacturers, but at the same time has resulted in additional complexity and challenges. Retailers and manufacturers seeking new avenues to expand their online sales must manage product data and transactions across hundreds of highly fragmented online channels where data attributes vary, requirements change frequently and the pace of innovation is rapid and increasing.

In response to these challenges, we offer retailers and manufacturers SaaS solutions that enable them to integrate, manage and optimize their merchandise sales across disparate online channels on a unified platform. As channels frequently update their product information requirements, policies, merchandising strategies and integration specifications, retailers and manufacturers must revise their online business strategies, product listings and attributes, and business rules, which can be resource-intensive and time-consuming. Through our SaaS platform, which is delivered using a single code base and multi-tenant architecture, our customers have real-time access to our most up-to-date capabilities for listing and managing their products on new and existing online channels.

From 2010 to 2012, our total revenue increased from $36.7 million to $53.6 million, a compound annual growth rate of 20.9%. Our core revenue increased from $32.7 million in 2010 to $51.2 million in 2012, a compound annual growth rate of 25.1%. Our core revenue excludes revenue attributable to the products from two small acquisitions that we completed prior to 2008 and that are no longer part of our strategic focus, as discussed further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Performance Metrics.” For the three months ended March 31, 2013 as compared to the same period in 2012, we grew our total revenue from $12.2 million to $14.9 million, an increase of 22.1%, and our core revenue from $11.5 million to $14.4 million, an increase of 25.2%. Our gross margin, based on total revenue, expanded from 66.8% in 2010 to 72.5% in 2012, and from 73.3% in the first quarter of 2012 to 73.5% in the first quarter of 2013.

Industry Background

According to Forrester Research, Inc., or Forrester, an industry research firm, e-commerce consumer spending in the United States, Europe, Asia-Pacific and Latin America is expected to increase from $534 billion in 2011 to $1.1 trillion in 2016, a compound annual growth rate of 15%.

E-commerce is an increasingly complex and fragmented market due to the hundreds of channels available to retailers and manufacturers and the rapid pace of change and innovation across those channels. Several significant trends have contributed to this increasing complexity and fragmentation, including:

•	the emergence and growth of online third-party marketplaces;

•	mainstream adoption of mobile devices for e-commerce;

•	the increased use of search engines and comparison shopping websites;

•	global growth in e-commerce driving opportunities for international sales; and

•	the increasing use of social networks and other specialty websites as e-commerce channels.

The increasing complexity and fragmentation of e-commerce channels is placing greater demands on retailers and manufacturers that want to grow their online sales. They need solutions that will enable them to easily integrate their product offerings and inventory across multiple online channels. Traditionally, retailers and manufacturers built in-house solutions, purchased channel-specific solutions, known as point solutions, or used the channels’ individual capabilities. However, in-house solutions can be costly and difficult to adapt to industry change and innovation, and point solutions, as well as channels’ individual solutions, can be narrowly tailored and can limit retailers and manufacturers to managing single online channels or a single category of channels.

SaaS platforms generally offer customers several distinct advantages over these types of traditional models, including lower upfront and ongoing costs, faster speed of implementation and less reliance on internal IT staff. Gartner Inc., or Gartner, an industry research firm, estimates that the total worldwide cloud SaaS market will grow from $13.4 billion in 2011 to $32.2 billion in 2016, a compound annual growth rate of 19%, and that sales of e-commerce enablement services will grow from $4.8 billion in 2011 to $9.0 billion in 2016, a compound annual growth rate of 13%.

Our Solutions

Our suite of SaaS solutions allows our customers to more easily integrate, manage and optimize their online sales across hundreds of available channels through a single, integrated platform. Our suite of solutions includes a number of individual offerings, or modules. Each module integrates with a particular type of channel, such as third-party marketplaces, paid search or comparison shopping websites, or supports specific online functionality, such as creating webstores or employing rich media solutions on their websites. We believe our suite of solutions offers the following key benefits for our customers:

•

Single, fully integrated solution.    We provide our customers with a single web-based interface as the central location for them to control, analyze and manage their online sales across hundreds of available channels and multiple geographies. This unified view enables our customers to more easily and cost-effectively manage product listings, inventory availability, pricing optimization, search terms, data analytics and other critical functions.

•

Reduced integration costs, time to market and dependence on in-house resources.    Customers can more easily and quickly introduce their products, both to channels on which they already have a presence and to new channels, without incurring the costs related to installing and maintaining their own hardware and software infrastructure.

•

Scalable technology platform.    In 2012, our customers processed over $3.5 billion in GMV through our platform, and as of March 31, 2013, our customers managed over 100 million SKUs of their inventory on our platform. We believe that the scalability of our platform allows our customers to quickly and efficiently increase the number of product listings and transactions processed through our platform.

•

Flexibility to adapt and instantaneous access to our most up-to-date capabilities.    When we develop and deploy new features, functions and capabilities, or make changes to keep up with the changing priorities and requirements of each channel, our customers simultaneously benefit from those new capabilities and changes.

•

Robust data and reporting analytics.    We provide our customers with actionable insights across the latest channel and consumer trends and general product performance, which enables them to evaluate and, if necessary, improve the efficiency of their business rules on existing or new channels.

Our Competitive Strengths

We believe we have the following competitive strengths:

•

Industry leadership.    We believe that we are regarded as a trusted expert on the e-commerce industry. We have thousands of customers and we also maintain close working relationships with the major channels, including Amazon, eBay and Google. These relationships often provide us early visibility into upcoming changes that are important to our customers.

•

Channel independence.    Unlike the integration and listings management solutions offered by individual channels or third-party solutions that support only one channel or category of channel, our solutions do not favor any one channel over others. This channel independence enables our customers to optimize their online sales regardless of the specific channels they choose.

•	Network effects. We believe the breadth of channels that we support attracts customers to our solutions. As our customer base has grown, we have experienced increased demand from channels seeking to be integrated with our platform. We believe the demands of our customers for access to new online channels, and the demands of online channels for access to new retailers and manufacturers, reinforce each other and enhance the value of our solutions.

•

Economies of scale.    With nearly 2,000 customers subscribing to our solutions that generate core revenue, which we refer to as core customers, we believe that we have achieved economies of scale across our customer base that enable us to provide services more cost-effectively than retailers and manufacturers who develop and manage their own in-house systems.

•

Established global presence.    As of March 31, 2013, we had over 500 core customers outside of the United States. Core customers outside the United States accounted for over 20% of our core revenue during the year ended December 31, 2012 and the three months ended March 31, 2013. With international offices in the United Kingdom, Ireland, Germany, Australia and Hong Kong, we believe that our international presence enhances our ability to connect customers with demand for their products from a global audience.

Our Growth Strategy

We seek to strengthen our position as a leading provider of solutions that connect retailers and manufacturers with established and emerging online sources of demand for their products. The key elements of our growth strategy include:

•

Expanding our sales force to acquire new customers.    We intend to increase our sales force in order to reach and acquire new customers in existing and new geographies. By increasing investment in our sales and marketing capabilities, we believe that we will be able to further expand our brand among new potential customers, grow our revenue and achieve greater economies of scale.

•

Broadening and deepening existing customer relationships.    We intend to expand our sales, marketing and services efforts to help our customers increase their overall GMV processed through our platform by taking full advantage of the functionality of our suite of solutions. As our customer service team works with our customers to optimize usage of their existing modules, our customers’ online businesses often improve, and customers look to expand into additional modules within our suite of solutions.

•

Increasing our global market presence.    We intend to continue our international expansion to attract new international customers and help our existing multinational customers grow their online sales. We plan to expand our existing presence in Europe and the Asia-Pacific region and to establish new operations in Latin America.

•

Expanding the number of channels supported by our platform.    We intend to continue to integrate our solutions with additional channels both within the United States and abroad, such as MercadoLibre in Latin America and Alibaba in Asia. We believe that by selectively adding more channels, we will grow both our customer base and the potential GMV that customers are able to process through our platform.

•

Maintaining innovation leadership.    We intend to continue to develop and introduce new features and improved functionality to our platform. Key initiatives include developing increased workflow automation, enhanced data analytics and expanded foreign language support.

•

Opportunistically pursuing strategic acquisitions.    We may pursue acquisitions of complementary businesses and technologies that are consistent with our overall growth strategy. We believe that a selective acquisition strategy could enable us to enhance our product capabilities, gain new customers and accelerate our expansion into new markets.

Risks Related to our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, among others:

•

We have incurred significant net losses since inception, and we expect our operating expenses to increase significantly in the foreseeable future, which may make it more difficult for us to achieve profitability.

•

A significant portion of our revenue is attributable to sales by our customers on the Amazon and eBay marketplaces and through advertisements on Google. Our inability to continue to integrate our solutions with these channels would make our solutions less appealing to existing and potential new customers and could significantly reduce our revenue.

•	We may not be able to respond to rapid changes in channel technologies or requirements, which could cause us to lose customers and revenue and make it more difficult to achieve profitability.

•	We may not be able to compete successfully against current and future competitors, which could include the channels themselves.

•	We currently rely on two non-redundant data centers to deliver our SaaS solutions. Any disruption of service at these facilities could harm our business.

•

We rely in part on a pricing model under which a portion of the subscription fees we receive from customers is variable, based upon the amount of GMV that those customers process through our platform, and any change in the attractiveness of that model or any decline in our customers’ sales could adversely affect our financial results.

•	If the e-commerce market does not grow, or grows more slowly than we expect, particularly on the channels that our solutions support, demand for our solutions could be adversely affected.

•	Our increasing international operations subject us to increased challenges and risks.

•	We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. This capital may not be available on favorable terms, or at all.

Ownership of our Capital Stock

Upon the completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 13.9 million shares of our common stock, or approximately 61% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock in this offering.

Corporate Information

We were incorporated under the laws of the State of Delaware in June 2001. Our principal executive offices are located at 2701 Aerial Center Parkway, Morrisville, North Carolina. Our telephone number is (919) 228-4700. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“ChannelAdvisor,” the ChannelAdvisor logo, and other trademarks or service marks of ChannelAdvisor Corporation appearing in this prospectus are the property of ChannelAdvisor Corporation. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners.

THE OFFERING

Common stock offered by ChannelAdvisor	5,750,000 shares

Common stock to be outstanding after this offering	20,471,561 shares

Option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of 862,500 additional shares from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We expect the net proceeds to us from this offering, after expenses, will be approximately $71.0 million. The principal purposes of this offering are to create a public market for our common stock, facilitate our future access to the public equity markets and obtain additional capital. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including expansion of our sales and marketing capabilities and international operations. In addition, we may use a portion of the proceeds from this offering for opportunistic acquisitions of complementary businesses, technologies or other assets, although we do not have plans for any acquisitions.

See “Use of Proceeds” on page 30 for additional information.

Risk factors	See the section titled “Risk Factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE symbol	ECOM

The number of shares of our common stock that will be outstanding after this offering is based on 14,721,561 shares of common stock outstanding as of March 31, 2013 and excludes:

•	2,633,717 shares of our common stock issuable upon the exercise of stock options outstanding under our 2001 stock plan as of March 31, 2013, at a weighted average exercise price of $4.96 per share;

•	1,854,375 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2013, at a weighted average exercise price of $12.37 per share; and

•	1,250,000 shares of our common stock reserved for future issuance under our equity incentive plans following this offering.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes or gives effect to:

•	A 1-for-16 reverse stock split of our common stock effected on May 9, 2013;

•	the net exercise of warrants that will expire upon the closing of this offering to acquire 206,038 shares of our redeemable convertible preferred stock;

•

the conversion of all outstanding shares of our redeemable convertible preferred stock, including the shares issuable upon the net exercise of warrants, into an aggregate of 13,388,045 shares of our common stock, which will occur automatically upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Financial Data

In the tables below, we provide you with summary consolidated financial data of ChannelAdvisor Corporation for the periods indicated. We have derived the following summary of our consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the following summary consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and balance sheet data as of March 31, 2013 from our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2013.

You should read this summary consolidated financial data together with the historical financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue	$36,688	$43,570	$53,587	$12,166	$14,922
Cost of revenue	12,164	12,248	14,749	3,246	3,947

Gross profit	24,524	31,322	38,838	8,920	10,975
Operating expenses:
Sales and marketing	14,867	19,106	24,326	5,390	7,790
Research and development	8,416	8,842	10,109	2,551	2,981
General and administrative	6,111	6,551	8,252	1,788	2,341

Total operating expenses	29,394	34,499	42,687	9,729	13,112

Loss from operations	(4,870)	(3,177)	(3,849)	(809)	(2,137)
Total other income (expense)	258	(636)	(1,154)	(18)	(586)

Loss before income taxes	(4,612)	(3,813)	(5,003)	(827)	(2,723)
Income tax expense (benefit)	112	51	(70)	24	7

Net loss	$(4,724)	$(3,864)	$(4,933)	$(851)	$(2,730)

Net loss per share—basic and diluted	$(4.77)	(3.45)	$(4.23)	$(0.74)	$(2.10)

Pro forma net loss per share—basic and diluted(1)			$(0.34)		$(0.18)

Weighted average shares of common stock outstanding used in computing net loss per share—basic and diluted	989,780	1,120,902	1,164,942	1,144,999	1,299,491

Weighted average shares of common stock outstanding used in computing pro forma net loss per share—basic and diluted			14,550,177		14,687,536

Stock-based compensation expense included above:
Cost of revenue	$21	$15	$64	$4	$47
Sales and marketing	59	16	224	4	135
Research and development	38	58	105	13	70
General and administrative	216	111	245	27	177

Other financial data:
Adjusted EBITDA(2)	$(422)	$(910)	$(277)	$(174)	$(897)

(1)	Pro forma basic and diluted net loss per share have been calculated assuming (i) the net exercise as of the beginning of the applicable period of warrants that will expire upon the closing of this offering, (ii) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 13,388,045 shares of common stock as of the beginning of the applicable period or at the time of issuance, if later, and (iii) the reclassification of the remaining outstanding preferred stock warrants from long-term liabilities to additional paid-in capital as of the beginning of the applicable period. The numerator of pro forma net loss per share is derived by adding $5,000 for the year ended December 31, 2012 and $0.1 million for the three months ended March 31, 2013 related to changes in the fair value of the preferred stock warrant liability.
(2)	We define adjusted EBITDA, which is a non-GAAP financial measure, as net loss plus: income tax expense, interest expense, depreciation and amortization, and stock-based compensation. Please see “—Adjusted EBITDA” for more information and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

The following table presents our summary balance sheet data:

•	on an actual basis as of March 31, 2013;

•	on a pro forma basis to give effect to:

•	the issuance of 206,038 shares of redeemable convertible preferred stock upon the net exercise of warrants that will expire upon the closing of this offering;

•

the conversion of the then outstanding shares of our redeemable convertible preferred stock, including the shares issuable upon the net exercise of warrants, into an aggregate of 13,388,045 shares of our common stock, which will occur automatically upon the closing of this offering; and

•

the reclassification of the remaining preferred stock warrant liability to additional paid-in-capital upon conversion of the redeemable convertible preferred stock issuable upon exercise of such warrants into common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of 5,750,000 shares of common stock in this offering at the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated balance sheet data:
Cash	$10,958	$10,958	$81,923
Accounts receivable, net	9,161	9,161	9,161
Restricted cash	686	686	686
Total assets	48,719	48,719	119,684
Long-term debt, including current portion	11,090	11,090	11,090
Series A and Series C warrants liability	3,352	—	—
Total liabilities	36,611	33,259	33,259
Total redeemable convertible preferred stock	90,495	—	—
Additional paid-in capital	4,166	97,999	168,958
Total stockholders’ (deficit) equity	(78,387)	15,460	86,425

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have provided within this prospectus adjusted EBITDA, a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. We have provided below a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of some expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect interest or tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider adjusted EBITDA together with other GAAP-based financial performance measures, including various cash flow metrics, net loss and our other GAAP results. The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(4,724)	$(3,864)	$(4,933)	$(851)	$(2,730)
Adjustments:
Interest expense	486	642	1,185	22	597
Income tax expense (benefit)	112	51	(70)	24	7
Depreciation and amortization expense	3,370	2,061	2,903	583	800
Stock-based compensation expense	334	200	638	48	429

Total net adjustments	4,302	2,954	4,656	677	1,833

Adjusted EBITDA	$(422)	$(910)	$(277)	$(174)	$(897)

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

We have incurred significant net losses since inception, and we expect our operating expenses to increase significantly in the foreseeable future, which may make it more difficult for us to achieve profitability.

We incurred net losses of $3.9 million, $4.9 million and $2.7 million in 2011, 2012 and the three months ended March 31, 2013, respectively, and we had an accumulated deficit of $82.2 million as of March 31, 2013. We anticipate that our operating expenses will increase substantially in the foreseeable future as we invest in increased sales and marketing and research and development efforts. As a result, we can provide no assurance as to whether or when we will achieve profitability. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. To achieve profitability, we will need to either increase our revenue sufficiently to offset these higher expenses or significantly reduce our expense levels. Our recent revenue growth may not be sustainable, and if we are forced to reduce our expenses, our growth strategy could be compromised. If we are not able to achieve and maintain profitability, the value of our company and our common stock could decline significantly.

A significant portion of our revenue is attributable to sales by our customers on the Amazon and eBay marketplaces and through advertisements on Google. Our inability to continue to integrate our solutions with these channels would make our solutions less appealing to existing and potential new customers and could significantly reduce our revenue.

A substantial majority of the gross merchandise value, or GMV, that our customers process through our platform is derived from merchandise sold on the Amazon and eBay marketplaces or advertised on Google, and a similar portion of our variable subscription fees is attributable to sales by our customers through these channels. These channels, and the other channels with which our solutions are integrated, have no obligation to do business with us or to allow us access to their systems, and they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels. Additionally, Amazon, eBay or Google may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our customers’ ability to use our solutions to sell their products on those channels, or may adversely affect the volume of GMV that our customers can sell on those channels or reduce the desirability of selling on those channels. Further, Amazon, eBay or Google could decide to compete with us more vigorously. Any of these results could cause our customers to reevaluate the value of our products and services and potentially terminate their relationships with us and significantly reduce our revenue.

We may not be able to respond to rapid changes in channel technologies or requirements, which could cause us to lose revenue and make it more difficult to achieve profitability.

The e-commerce market is characterized by rapid technological change and frequent changes in rules, specifications and other requirements for retailers and manufacturers to be able to sell their merchandise on particular channels. Our ability to retain existing customers and attract new customers depends in large part on our ability to enhance and improve our existing solutions and introduce new solutions that can adapt quickly to these technological changes on the part of channels. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that meet frequently changing channel requirements in a timely manner. If our solutions fail to do so, our ability to renew our contracts with existing customers and our ability to create or increase demand for our solutions will be impaired.

If we are unable to retain our existing customers, our revenue and results of operations could be adversely affected.

We sell our solutions pursuant to contractual arrangements that generally have one-year terms. Therefore, our revenue growth depends to a significant degree upon subscription renewals. Our customers have no obligation to renew their subscriptions after the subscription term expires, and these subscriptions may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our solutions, the cost of our solutions, the cost of solutions offered by our competitors and reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms or for fewer modules, or do not purchase additional modules, our revenue may grow more slowly than expected or decline, and our ability to become profitable may be compromised.

We may not be able to compete successfully against current and future competitors. If we do not compete successfully, we could experience lower sales volumes and pricing pressure, which could cause us to lose revenues, impair our ability to pursue our growth strategy and compromise our ability to achieve profitability.

We face intense competition in the market for online channel management solutions and services, and we expect competition to intensify in the future. We have competitors, including some of the channels themselves, with longer operating histories, larger customer bases and greater financial, technical, marketing and other resources than we do. Increased competition may result in reduced pricing for our solutions, longer sales cycles or a decrease in our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our solutions at lower prices or at reduced margins, including:

•	Potential customers may choose to continue using or to develop applications in-house, rather than pay for our solutions;

•	The channels themselves, which typically offer software tools, often for free, that allow retailers and manufacturers to connect to them, may decide to compete more vigorously with us;

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Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in customer requirements, and devote greater resources to the promotion and sale of their products and services than we can;

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Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and consolidation in our industry is likely to intensify. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share;

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Current and potential competitors may offer software that addresses one or more online channel management functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and

•	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

We may not be able to compete successfully against current and future competitors, including any channels that decide to compete against us more vigorously. In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business and our operating and financial results could be adversely affected.

If the e-commerce industry consolidates around a limited number of online channels, or if the complexities and challenges faced by retailers and manufacturers seeking to sell online otherwise diminish, demand for our solutions could decline.

Our solutions enable retailers and manufacturers to manage their merchandise sales through hundreds of disparate online channels. One of the key attractions of our solutions to retailers and manufacturers is the ability to help address the complexity and fragmentation of selling online. Although the number and variety of online channels available to retailers and manufacturers have been increasing, at the same time the share of online sales made through a small number of larger channels, particularly Amazon and eBay, has also been increasing. If the trend toward consolidation around a few large online channels accelerates, the difficulties faced by retailers and manufacturers could decline, which might make our solutions less important to retailers and manufacturers and could cause demand for our solutions to decline.

Software failures or human error could cause our solutions to oversell our customers’ inventory or misprice their offerings, which would hurt our reputation and reduce customer demand.

Our customers rely on our solutions to automate the allocation of their inventory simultaneously across multiple online channels, as well as to ensure that their sales comply with the policies of each channel and sometimes to dynamically determine product pricing at any given moment. Some customers subscribe to our solutions on a managed-service basis, in which case our personnel operate our solutions on behalf of the customer. In the event that our solutions do not function properly, or if there is human error on the part of our service staff, our customers might inadvertently sell more inventory than they actually have in stock, make sales that violate channel policies or underprice or overprice their offerings. Overselling their inventory could force our customers to cancel orders at rates that violate channel policies. Underpricing would result in lost revenue to our customers and overpricing could result in lost sales. In addition, our pricing policies with our customers are largely based upon our customers’ expectations of the levels of their GMV that will be processed through our platform over the term of their agreement with us, and errors in our software or human error could cause transactions to be incorrectly processed that would cause GMV to be in excess of our customers’ specified minimum amounts, in which case our variable subscription fee-based revenue could be overstated. Any of these results could reduce demand for our solutions and hurt our business reputation. Customers could also seek recourse against us in these cases and, while our contractual arrangements with customers typically provide that we are not liable for damages such as these, it is possible that these provisions would not be sufficient to protect us.

We rely on two non-redundant data centers to deliver our SaaS solutions. Any disruption of service at these facilities could harm our business.

We manage our platform and serve all of our customers from two third-party data center facilities that are non-redundant, meaning that neither facility serves as backup for the other. While we engineer and architect the actual computer and storage systems upon which our platform runs, we do not control the operation of the facilities at which they are deployed.

The owners of our data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so.

Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our solutions could harm our reputation and damage our customers’ businesses. Interruptions in our services could reduce our revenue, require us to issue credits to customers, subject us to potential liability, cause our existing customers to not renew their agreements or adversely affect our ability to attract new customers.

Our data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, cyber attacks and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our SaaS solutions or impair their functionality. Our business, growth prospects and operating results would also be harmed if our customers and potential customers are not confident that our solutions are reliable.

We rely in part on a pricing model under which a variable portion of the subscription fees we receive from customers is based upon the amount of GMV that those customers process through our platform, and any change in the attractiveness of that model or any decline in our customers’ sales could adversely affect our financial results.

We have adopted a pricing model under which a portion of the subscription fees we receive from our customers is variable, based on the amount of our customers’ GMV processed through our platform that exceeds a specified amount established by contract, which we refer to as variable subscription fees. Substantially all of our customer contracts include this variable subscription fee component. If sales by our customers processed through our platform were to decline, or if our customers were to demand fully fixed pricing terms that do not provide for any variability based on their GMV processed through our platform, our revenue and margins could decline.

Our quarterly operating results have fluctuated in the past and may do so in the future, which could cause our stock price to decline.

Our operating results have historically fluctuated due to changes in our business, and our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may cause fluctuations in our quarterly operating results include, but are not limited to, the following:

•	seasonal patterns in consumer spending;

•	the addition of new customers or the loss of existing customers;

•	changes in demand for our software;

•	the timing and amount of sales and marketing expenses;

•	changes in the prospects of the economy generally, which could alter current or prospective customers’ spending priorities, or could increase the time it takes us to close sales;

•	changes in our pricing policies or the pricing policies of our competitors;

•	costs necessary to improve and maintain our software platform; and

•	costs related to acquisitions of other businesses.

Our operating results may fall below the expectations of market analysts and investors in some future periods, which could cause the market price of our common stock to decline substantially.

The seasonality of our business creates significant variance in our quarterly revenue, which makes it difficult to compare our financial results on a sequential quarterly basis.

Our customers are retailers and manufacturers that typically realize a significant portion of their online sales in the fourth quarter of each year during the holiday season. As a result of this seasonal variation, our subscription revenue fluctuates, with the variable portion of our subscription fees being higher in the fourth quarter than in other quarters and with revenue generally declining in the first quarter sequentially from the fourth quarter. Our business is therefore not necessarily comparable on a sequential quarter-over-quarter basis and you should not rely solely on quarterly comparisons to analyze our growth.

Failure to adequately manage our growth could impair our ability to deliver high-quality solutions to our customers, hurt our reputation and compromise our ability to become profitable.

We have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of service of our solutions may suffer, which could negatively affect our reputation and demand for our solutions. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

•	hire additional personnel, both domestically and internationally;

•	implement additional management information systems;

•	maintain close coordination among our engineering, operations, legal, finance, sales and marketing and client service and support organizations; and

•	further develop our operating, administrative, legal, financial and accounting systems and controls.

Moreover, if our sales continue to increase, we may be required to concurrently deploy our hosting infrastructure at multiple additional locations or provide increased levels of customer service. Failure to accomplish any of these requirements could impair our ability to continue to deliver our solutions in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

If we do not retain our senior management team and key employees, or if we fail to attract additional sales talent, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team, particularly Scot Wingo, our chief executive officer, Aris Buinevicius, our chief technology officer, David Spitz, our president and chief operating officer, and John Baule, our chief financial officer. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled technical, sales and administrative employees. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management and other key personnel that are critical to our success, resulting in harm to our key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Our strategy of pursuing opportunistic acquisitions or investments may be unsuccessful and may divert our management’s attention and consume significant resources.

A part of our growth strategy is to opportunistically pursue acquisitions of, or investments in, other complementary businesses or individual technologies. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

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difficulties in integrating the operations, technologies, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency of providing e-commerce software solutions;

•	cultural challenges associated with integrating employees from acquired businesses into our organization;

•	ineffectiveness or incompatibility of acquired technologies or services;

•	failure to successfully further develop the acquired technology in order to recoup our investment;

•	potential loss of key employees of acquired businesses;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	diversion of management’s attention from other business concerns;

•	litigation for activities of acquired businesses, including claims from terminated employees, customers, former stockholders or other third parties;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•	costs necessary to establish and maintain effective internal controls for acquired businesses; and

•	increased fixed costs.

If current efforts to allow states to require online retailers to collect sales tax on their behalf are successful, e-commerce in general could decline, our solutions could become less attractive and the amount of GMV processed through our platform, and our related revenue, could decline.

Although current U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales, an increasing number of states have considered or adopted laws that attempt to require out-of-state retailers to collect sales taxes on their behalf. In addition, legislation currently moving through the U.S. Senate and the U.S. House of Representatives, called the Marketplace Fairness Act, would override the Supreme Court rulings and enable states to require that online retailers collect sales tax from the states’ residents. Some larger online retailers, including Amazon, have announced their support for legislation along these lines. This is a rapidly evolving area and we cannot predict whether this or other similar legislation will ultimately be adopted or what form it might take if adopted. For example, while the current Senate and House legislation includes an exception for small retailers, some of the state efforts do not and there can be no assurance that any legislation ultimately adopted would include such an exception. If the states or Congress are successful in these attempts to require online retailers to collect state or local income taxes on out-of-state purchases, buying online would lose some of its current advantage over traditional retail models and could become less attractive to consumers. This could cause e-commerce to decline, which would, in turn, hurt the business of our customers, potentially make our products less attractive and cause the amount of GMV processed through our platform, and ultimately our revenue, to decline. In addition, it is possible that one or more states or the federal government or foreign countries may seek to impose a tax collection, reporting or record-keeping obligation on companies like us that facilitate e-commerce, even though we are not an online retailer. Similar issues exist outside of the United States, where the application of value-added tax or other indirect taxes on online retailers and companies like us that facilitate e-commerce is uncertain and evolving.

If the e-commerce market does not grow, or grows more slowly than we expect, particularly on the channels that our solutions support, demand for our online channel management solutions could be adversely affected.

For our existing customers and potential customers to be willing to subscribe to our solutions, the internet must continue to be accepted and widely used for selling merchandise. If consumer utilization of our primary e-commerce channels, such as Amazon, eBay and Google, does not grow or grows more slowly than we expect, demand for our solutions would be adversely affected, our revenue would be negatively impacted and our ability to pursue our growth strategy and become profitable would be compromised.

Evolving domestic and international data privacy regulations may restrict our ability, and that of our customers, to solicit, collect, process, disclose and use personal information or may increase the costs of doing so, which could harm our business.

Federal, state and foreign governments and supervising authorities have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing, disclosure or use of consumers’ personal information. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us or our customers to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us or our customers, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of specific technologies, such as those that track individuals’ activities on web pages or record when individuals click on a link contained in an email message. Such laws and regulations could restrict our customers’ ability to collect and use web browsing data and personal information, which may reduce our customers’ demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public’s perception of our customers’ sales practices. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Public concerns regarding data collection, privacy and security may also cause some consumers to be less likely to visit our customers’ websites or otherwise interact with our customers, which could limit the demand for our solutions and inhibit the growth of our business.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs to our customers of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may limit adoption of and demand for our solutions.

Risks Related to the Software-as-a-Service (SaaS) Model

If we fail to manage and increase the capacity of our hosted infrastructure, our customers may be unable to process transactions through our platform, which could harm our reputation and demand for our solutions.

We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our hosted infrastructure to be sufficiently flexible and scalable to meet the needs of all of our customers. We also seek to maintain excess capacity to facilitate the rapid provision of new customer deployments and the expansion of existing customer deployments and to handle spikes in usage. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, particularly in the fourth quarter when we typically experience significant increases in the volume of customer transactions processed through our platform, our customers could experience service outages that may subject us to financial penalties or other liabilities, result in customer losses, harm our reputation and adversely affect our ability to grow our revenue.

We derive most of our revenue from annual subscription agreements, as a result of which a significant downturn in our business may not be immediately reflected in our operating results.

We derive most of our revenue from subscription agreements, which are typically one year in length. As a result, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our financial performance in that quarter but might negatively affect our revenue in future quarters. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations.

Our business is substantially dependent upon the continued growth of the market for on-demand SaaS solutions. If this market does not continue to grow, demand for our solutions could decline, which in turn could cause our revenues to decline and impair our ability to become profitable.

We derive, and expect to continue to derive, substantially all of our revenue from the sale of our solutions, which are delivered under a SaaS model. As a result, widespread use and acceptance of this business model is critical to our future growth and success. Under the more traditional license model for software procurement, users of the software typically run the applications in-house on their own hardware. Because many companies are generally predisposed to maintaining control of their information technology systems and infrastructure, there may be resistance to the concept of accessing software functionality as a service provided by a third party. In addition, the market for SaaS solutions is still evolving, and existing and new market participants may introduce new types of solutions and different approaches to enable organizations to address their needs. If the market for SaaS solutions fails to grow or grows more slowly than we currently anticipate, demand for our solutions and our revenue, gross margin and other operating results could be negatively impacted.

Risks Related to Our International Operations

Our increasing international operations subject us to increased challenges and risks. If we do not successfully manage the risks associated with international operations, we could experience a variety of costs and liabilities and the attention of our management could be diverted.

Since launching our international operations in 2004, we have expanded, and expect to further expand, our operations internationally by opening offices in new countries and regions worldwide. However, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, taxation systems, alternative dispute systems, regulatory systems and commercial infrastructures. International expansion will require us to invest significant funds and other resources. Expanding internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including risks associated with:

•	recruiting and retaining employees in foreign countries;

•	increased competition from local providers;

•	compliance with applicable foreign laws and regulations;

•	longer sales or collection cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act;

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash earned outside the United States;

•	economic and political instability in some countries;

•	less protective intellectual property laws;

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compliance with the laws of numerous foreign taxing jurisdictions in which we conduct business, potential double taxation of our international earnings and potentially adverse tax consequences due to changes in applicable U.S. and foreign tax laws;

•	increased costs to establish and maintain effective controls at foreign locations; and

•	overall higher costs of doing business internationally.

If our revenue from our international operations does not exceed the expense of establishing and maintaining these operations, our business and operating results will suffer.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in full compliance with applicable laws.

Our solutions are subject to export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our solutions must be made in compliance with these laws. If we fail to comply with these U.S. export control laws and import laws, including U.S. Customs regulations, we could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities.

Furthermore, the U.S. export control laws and economic sanctions laws prohibit the shipment or export of specified products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our solutions from being provided to U.S. sanctions targets, if our solutions and services were to be exported to those prohibited countries despite such precautions, we could be subject to government investigations, penalties, reputational harm or other negative consequences.

Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions, or in our decreased ability to export or sell our solutions to existing or potential customers with international operations. Additionally, changes in our solutions may be required in response to changes in export and import regulations, which could lead to delays in the introduction and sale of our solutions in international markets, prevent our customers with international operations from deploying our solutions or, in some cases, prevent the export or import of our solutions to some countries, governments or persons altogether. Any decreased use of our solutions or limitation on our ability to export our solutions or sell them in international markets would hurt our revenue and compromise our ability to pursue our growth strategy.

Risks Related to Intellectual Property

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may hurt our business.

Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The internet-related software field generally is characterized by extensive intellectual property litigation. Although our industry is rapidly evolving, many companies that own, or claim to own, intellectual property have aggressively asserted their rights. From time to time, we have been subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties will continue to assert intellectual property claims against us, particularly as we expand the complexity and scope of our business. In addition, most of our subscription agreements require us to indemnify our customers against claims that our solutions infringe the intellectual property rights of third parties.

Future litigation may be necessary to defend ourselves or our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

•	hurt our reputation;

•	adversely affect our relationships with our current or future customers;

•	cause delays or stoppages in providing our services;

•	divert management’s attention and resources;

•	require technology changes to our software that would cause us to incur substantial cost;

•	subject us to significant liabilities; and

•	require us to cease some or all of our activities.

In addition to liability for monetary damages against us, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against our customers, we may be prohibited from developing, commercializing or continuing to provide some or all of our software solutions unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Our failure to protect our intellectual property rights could diminish the value of our services, weaken our competitive position and reduce our revenue.

We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks, domain names and patent applications, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We have sought patent protection for some of our technologies and currently have two U.S. patent applications and one international patent application on file, although there can be no assurance that these patents will ultimately be issued. We are also pursuing the registration of our domain names, trademarks and service marks in the United States and in jurisdictions outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming.

We have licensed in the past, and expect to license in the future, some of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that diminish the value of our proprietary rights or harm our reputation.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries, such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the United States. Further, the laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our software solutions. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Our use of “open source” software could negatively affect our ability to sell our solutions and subject us to possible litigation.

A portion of our technology platform and our solutions incorporates so-called “open source” software, and we may incorporate additional open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to specified conditions, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software we use were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the sale of our solutions that contained the open source software and required to comply with the foregoing conditions, which could disrupt the sale of the affected solutions. In addition, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition and require us to devote additional research and development resources to change our products.

Risks Related to this Offering, Ownership of Our Common Stock and Our Status as a Public Company

An active trading market for our common stock may not develop and you may not be able to resell your shares of our common stock at or above the initial offering price, if at all.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters and may not be indicative of the price at which our common stock will trade upon completion of this offering. Although our common stock has been authorized for listing on the New York Stock Exchange, or NYSE, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

The trading price of the shares of our common stock may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price may be volatile. The stock market in general and the market for technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the shares. The market price for our common stock may be influenced by many factors, including:

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock;

•	conditions or trends in our industry;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the software industry;

•	announcements by us or our competitors of new product or service offerings, significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•	capital commitments;

•	investors’ general perception of our company and our business;

•	recruitment or departure of key personnel; and

•	sales of our common stock, including sales by our directors and officers or specific stockholders.

In addition, in the past, stockholders have initiated class action lawsuits against technology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources from our business.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock after the completion of this offering, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. You will experience immediate dilution of $10.62 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price.

In addition, after this offering, based on shares outstanding as of March 31, 2013, we will have outstanding:

•	stock options to purchase an aggregate of 2,633,717 shares of common stock at a weighted average exercise price of $4.96 per share; and

•	warrants to purchase an aggregate of 1,854,375 shares of our common stock at a weighted average exercise price of $12.37 per share.

To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly.

Upon completion of this offering, we will have outstanding 20,471,561 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 5,750,000 shares sold in this offering and 15,605 additional shares will be freely tradable immediately, and the remaining 14,705,956 shares of common stock will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements between some of our stockholders and the underwriters. The representatives of the underwriters may release these stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sales of shares in the public market.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately 3.9 million shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Additionally, after this offering, the holders of an aggregate of 13,388,045 shares of our common stock and 1,854,375 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will have rights, subject to specified conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws as they will be in effect following this offering that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example, our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. An issuance of shares of preferred stock may result in the loss of voting control to other stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	stockholders will not be entitled to remove directors other than by a 66 2/3% vote and only for cause;

•	stockholders will not be permitted to take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions by prohibiting Delaware corporations from engaging in specified business combinations with particular stockholders of those companies. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately 61% of our outstanding common stock. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation, sale of all or substantially all of our assets or other significant corporate transactions.

Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2014, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. For example, in 2011, we identified a material weakness in our methodology for the accounting of our warrants to purchase redeemable convertible preferred stock. While we believe that this weakness has now been successfully remediated, we may in the future discover additional weaknesses that require improvement. In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, the Securities and Exchange Commission, or SEC, or other regulatory authorities.

We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. As described elsewhere in this prospectus, we expect to use the net proceeds to us from this offering for working capital and general corporate purposes, including further expansion of our international operations and sales and marketing capabilities. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our common stock to provide dividend income. We have not declared or paid cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our common stock.

We will incur increased costs and demands upon management as a result of being a public company.

As a public company listed in the United States, we will incur significant additional legal, accounting and other costs. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and stock exchanges, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We may need additional capital in the future to meet our financial obligations and to pursue our business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise our ability to meet our financial obligations and grow our business.

While we anticipate that our existing cash, together with availability under our existing credit facility, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures. If we seek to raise additional capital, it may not be available on favorable terms or may not be available at all. In addition, pursuant to the terms of our credit facility, we may be restricted from using the net proceeds of financing transactions for our operating objectives. Lack of sufficient capital resources could significantly limit our ability to manage our business and to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	the growth of the e-commerce industry and the SaaS enterprise application software market in general;

•	the expected growth of advertising dollars spent on paid search and GMV sold on comparison shopping websites;

•	consumer adoption of mobile devices and usage for commerce;

•	the growth of social networking and commerce applications; and

•	our growth strategy.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Some of the industry and market data contained in this prospectus are based on independent industry publications, including those generated by Gartner Inc., or Gartner, Forrester Research, Inc., or Forrester, International Data Corporation and ZenithOptimedia, as well as other publicly available information. This information involves a number of assumptions and limitations. Although we believe that each source is reliable as of its respective date, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

The Gartner report from which market data included in this prospectus has been derived, “Forecast Overview: Public Cloud Services, Worldwide, 2011-2016”, E. Anderson, Y. Dharmasthira, November 12, 2012, represents data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner and are not representations of fact. The Gartner report speaks as of its original publication date, and not as of the date of this prospectus, and the opinions expressed in the Gartner report are subject to change without notice.

The Forrester reports described in this prospectus represent data, research opinion or viewpoints published as part of a syndicated subscription service, by Forrester and are not representations of fact. Each Forrester report speaks as of its original publication date, and not as of the date of this prospectus, and the opinions expressed in the Forrester reports are subject to change without notice. The Forrester reports consist of:

•	“The eCommerce Juggernaut Dominates Retail,” Forrester Research, Inc., November 12, 2012; and

•	“Mobile Commerce Forecast: 2011 To 2016,” Forrester Research, Inc., June 17, 2011.

We have also included in this prospectus industry and market data derived from International Data Corporation, “Worldwide Smartphone 2012-2016 Forecast Update: September 2012”, doc #236736, September 2012.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 5,750,000 shares of our common stock in this offering will be approximately $71.0 million, or approximately $82.2 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and to facilitate our future access to the public equity markets, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including further expansion of our international operations and sales and marketing capabilities. We may also use a portion of the net proceeds from this offering for the future acquisition of, or investment in, complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions or investments and we have not allocated specific amounts of net proceeds for any of these purposes.

Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions under the terms of the agreements governing our credit facility.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of March 31, 2013:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the issuance of 206,038 shares of redeemable convertible preferred stock upon the net exercise of warrants that will expire upon the closing of this offering;

•

the conversion of the then outstanding shares of our redeemable convertible preferred stock, including the shares issuable upon the net exercise of warrants, into an aggregate of 13,388,045 shares of our common stock, which will occur automatically upon the closing of this offering; and

•

the reclassification of the remaining preferred stock warrant liability to additional paid-in-capital upon the automatic conversion of our preferred stock issuable upon exercise of such warrants into common stock; and

•

on a pro forma as adjusted basis to give further effect to our sale of 5,750,000 shares of common stock in this offering at the initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash	$10,958	$10,958	$81,923

Series A and Series C warrants liability	$3,352	—	—
Redeemable convertible preferred stock:
Convertible Series A preferred stock, $0.001 par value; 94,069,793 shares authorized, 93,821,393 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	18,887	—	—
Convertible Series B preferred stock, $0.001 par value; 40,641,227 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	18,000	—	—
Convertible Series B-1 preferred stock, $0.001 par value; 5,660,378 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,000	—	—
Convertible Series C preferred stock, $0.001 par value; 80,000,000 shares authorized, 73,880,351 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	50,608	—	—

Total redeemable convertible preferred stock	90,495	—	—

	As of March 31, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Stockholders’ (deficit) equity:
Preferred stock, $0.001 per share; no shares authorized, issued or outstanding, actual or pro forma; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 303,500,000 shares authorized, 1,333,516 shares issued and outstanding, actual; 303,500,000 shares authorized, 14,721,561 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 20,471,561 shares issued and outstanding, pro forma as adjusted	1	15	21
Additional paid-in-capital	4,166	97,999	168,958
Accumulated other comprehensive loss	(349)	(349)	(349)
Accumulated deficit	(82,205)	(82,205)	(82,205)

Total stockholders’ (deficit) equity	(78,387)	15,460	86,425

Total capitalization	$15,460	$15,460	$86,425

The number of shares of common stock outstanding in the table above excludes:

•	2,633,717 shares of our common stock issuable upon the exercise of stock options outstanding under our 2001 stock plan as of March 31, 2013, at a weighted average exercise price of $4.96 per share;

•	1,854,375 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2013, at a weighted average exercise price of $12.37 per share; and

•	1,250,000 shares of our common stock reserved for future issuance under our equity incentive plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable convertible preferred stock by the number of outstanding shares of our common stock.

As of March 31, 2013, we had a deficit in net tangible book value of $(95.6) million, or approximately $(71.65) per share of common stock. On a pro forma basis, after giving effect to the net exercise of warrants that will expire upon the closing of this offering, the conversion of the outstanding shares of our redeemable convertible preferred stock into shares of our common stock and the reclassification of the preferred stock warrant liability to stockholders’ equity upon the closing of this offering, our net tangible book value would have been a deficit of approximately $(1.7) million, or approximately $(0.12) per share of common stock.

Investors participating in this offering will incur immediate and substantial dilution. After giving effect to the issuance and sale of 5,750,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $69.3 million, or approximately $3.38 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $3.50 per share to existing stockholders, and an immediate dilution in the pro forma net tangible book value of $10.62 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Actual net tangible book value per share as of March 31, 2013	$(71.65)
Increase per share attributable to net exercise of warrants, conversion of redeemable convertible preferred stock and reclassification of preferred stock warrant liability	71.53

Pro forma net tangible book value (deficit) per share before this offering	(0.12)
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	3.50

Pro forma as adjusted net tangible book value per share after this offering		3.38

Dilution per share to investors participating in this offering		$10.62

If the underwriters exercise their option in full to purchase 862,500 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $3.77 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $3.89 per share and the dilution to new investors purchasing common stock in this offering would be $10.23 per share.

The following table sets forth as of March 31, 2013, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted average price per share paid by existing stockholders and by investors purchasing shares of our common stock in this offering at the initial public offering price of $14.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted average price per share
	Number	Percent	Amount	Percent
Existing stockholders	14,721,561	71.9%	$94,952,530	54.1%	$6.45
New investors	5,750,000	28.1	80,500,000	45.9	14.00

Total	20,471,561	100.0%	$175,452,530	100.0%

The table above also excludes:

•	2,633,717 shares of our common stock issuable upon the exercise of stock options outstanding under our 2001 stock plan as of March 31, 2013, at a weighted average exercise price of $4.96 per share;

•	1,854,375 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2013, at a weighted average exercise price of $12.37 per share; and

•	1,250,000 shares of our common stock reserved for future issuance under our equity incentive plans.

The shares of our common stock reserved for future issuance under our equity benefit plans may be subject to automatic annual increases in accordance with the terms of the plans. To the extent that options or warrants are exercised, new options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected consolidated financial data of ChannelAdvisor Corporation for the periods indicated. The following selected consolidated financial data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2010 is derived from audited financial statements not included in this prospectus. The data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and the selected consolidated balance sheet data as of March 31, 2013 are derived from unaudited condensed consolidated financial statements.

The unaudited condensed consolidated financial data include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data)
Consolidated statement of operations data:
Revenue	$36,688	$43,570	$53,587	$12,166	$14,922
Cost of revenue	12,164	12,248	14,749	3,246	3,947

Gross profit	24,524	31,322	38,838	8,920	10,975
Operating expenses:
Sales and marketing	14,867	19,106	24,326	5,390	7,790
Research and development	8,416	8,842	10,109	2,551	2,981
General and administrative	6,111	6,551	8,252	1,788	2,341

Total operating expenses	29,394	34,499	42,687	9,729	13,112

Loss from operations	(4,870)	(3,177)	(3,849)	(809)	(2,137)
Total other income (expense)	258	(636)	(1,154)	(18)	(586)

Loss before income taxes	(4,612)	(3,813)	(5,003)	(827)	(2,723)
Income tax expense (benefit)	112	51	(70)	24	7

Net loss	$(4,724)	$(3,864)	$(4,933)	$(851)	$(2,730)

Net loss per share—basic and diluted	$(4.77)	$(3.45)	$(4.23)	$(0.74)	$(2.10)

Pro forma net loss per share—basic and diluted(1)			$(0.34)		$(0.18)

Weighted average shares of common stock outstanding used in computing net loss per share—basic and diluted	989,780	1,120,902	1,164,942	1,144,999	1,299,491

Weighted average shares of common stock outstanding used in computing pro forma net loss per share—basic and diluted			14,550,177		14,687,536

Stock-based compensation expense included above:
Cost of revenue	$21	$15	$64	$4	$47
Sales and marketing	59	16	224	4	135
Research and development	38	58	105	13	70
General and administrative	216	111	245	27	177

Other financial data:
Adjusted EBITDA(2)	$(422)	$(910)	$(277)	$(174)	$(897)

(1)

Pro forma basic and diluted net loss per share have been calculated assuming (i) the net exercise at the beginning of the applicable period of warrants that will expire upon the closing of this offering, (ii) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 13,388,045 shares of common stock as of the beginning of the applicable period or at the time of issuance, if later, and (iii) the reclassification of the remaining outstanding preferred stock warrants from long-term liabilities to additional paid-in capital as of the beginning of the applicable period. The numerator of pro forma net loss per share is derived by adding $5,000 for the year ended December 31, 2012 and $0.1 million for the three months ended March 31, 2013 related to changes in the fair value of the preferred stock warrant liability.

(2)	We define adjusted EBITDA as net loss plus: income tax expense, interest expense, depreciation and amortization, and stock-based compensation. Please see “—Adjusted EBITDA” for more information and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	As of December 31,			As of March 31, 2013
	2010	2011	2012
	(in thousands)
Consolidated balance sheet data:
Cash	$6,939	$4,998	$10,865	$10,958
Accounts receivable, net	6,235	7,677	9,571	9,161
Restricted cash	890	886	687	686
Total assets	36,029	35,777	48,022	48,719
Long-term debt, including current portion	5,330	4,826	10,972	11,090
Series A and Series C warrants liability	331	592	3,235	3,352
Total liabilities	13,973	17,217	33,706	36,611
Total redeemable convertible preferred stock	90,363	90,413	90,495	90,495
Additional paid-in capital	2,684	2,932	3,584	4,166
Total stockholders’ deficit	(68,307)	(71,853)	(76,179)	(78,387)

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have provided within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of some expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results.

Our use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect interest or tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider adjusted EBITDA together with other GAAP-based financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results. The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Net loss	$(4,724)	$(3,864)	$(4,933)	$(851)	$(2,730)
Adjustments:
Interest expense	486	642	1,185	22	597
Income tax expense (benefit)	112	51	(70)	24	7
Depreciation and amortization expense	3,370	2,061	2,903	583	800
Stock-based compensation expense	334	200	638	48	429

Total net adjustments	4,302	2,954	4,656	677	1,833

Adjusted EBITDA	$(422)	$(910)	$(277)	$(174)	$(897)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading provider of software-as-a-service, or SaaS, solutions that enable our retailer and manufacturer customers to integrate, manage and optimize their merchandise sales across hundreds of online channels. Through our platform, we enable our customers to connect with new and existing sources of demand for their products, including e-commerce marketplaces, such as eBay, Amazon and Newegg, search engines and comparison shopping websites, such as Google, Bing and Nextag, and emerging channels, such as Facebook and Groupon. Our suite of solutions, accessed through a standard web browser, provides our customers with a single, integrated user interface to manage their product listings, inventory availability, pricing optimization, search terms, data analytics and other critical functions across these channels. Our proprietary cloud-based technology platform delivers significant breadth, scalability and flexibility to our customers. In 2012, our customers processed over $3.5 billion in gross merchandise value, or GMV, through our platform. As of March 31, 2013, our customers managed over 100 million stock-keeping units, or SKUs, of their inventory on our platform.

We sell subscriptions to our SaaS solutions primarily through our direct sales force. Our customers include the online businesses of traditional retailers, online retailers and brand manufacturers, as well as advertising agencies that use our solutions on behalf of their retailer clients. As of March 31, 2013, we had nearly 2,000 core customers worldwide, including 27% of the top 500 U.S. Internet retailers, as identified by Internet Retailer magazine based on their 2012 online sales.

We operate in one segment and derive our revenue from our customers’ access to and usage of our SaaS solutions, which are organized into modules. Each module integrates with a particular type of channel, such as third-party marketplaces, paid search or comparison shopping websites, or supports a specific online functionality, such as creating webstores or employing rich media solutions on their websites. The majority of our revenue is derived from subscription fees paid to us by our customers for access to and usage of our SaaS solutions for a specified contract term, which is usually one year. A portion of the subscription fee is typically fixed and is based on a specified minimum amount of GMV that a customer expects to process through our platform. The remaining portion of the subscription fee is variable and is based on a specified percentage of GMV processed through our platform in excess of the customer’s specified minimum GMV amount. We also receive implementation fees, which may include fees for providing launch assistance and training.

We have grown our total revenue from $36.7 million for the year ended December 31, 2010 to $53.6 million for the year ended December 31, 2012, a compound annual growth rate of 20.9%. Our total revenue increased from $12.2 million for the three months ended March 31, 2012 to $14.9 million for the three months ended March 31, 2013, an increase of 22.1%. Our revenue growth has been driven primarily by an increase in the number of core customers utilizing our solutions and an increase in the average revenue per core customer, as well as by an increase in the amount of our customers’

GMV processed through our platform. During 2012 and the three months ended March 31, 2013, over 20% of our core revenue was derived from customers located outside of the United States. We currently offer the same solutions internationally as we do in the United States, and we intend to continue expanding our international operations.

We do not take title to any of the merchandise processed through our platform and we generally do not collect payments on behalf of our customers. We do not hold any inventory of merchandise and we are not involved in the physical logistics of shipping merchandise to buyers, which is handled by our customers.

We plan to grow our revenue by adding new customers, helping our existing customers increase their GMV processed through our platform by taking full advantage of its functionality and selling additional module subscriptions to existing customers to allow them to sell merchandise through new channels.

We face a variety of challenges and risks, which we will need to address and manage as we pursue our growth strategy. In particular, we will need to continue to innovate in the face of a rapidly changing e-commerce landscape if we are to remain competitive, and we will need to effectively manage our growth, especially related to our international expansion. Our senior management continuously focuses on these and other challenges, and we believe that our culture of innovation and our history of growth and expansion will contribute to the success of our business. We cannot, however, assure you that we will be successful in addressing and managing the many challenges and risks that we face.

We commenced operations in 2001. From 2001 through 2008, we invested heavily in product development, sales and marketing and acquisitions to drive growth. During this period, we generated substantial losses and raised several rounds of financing from venture capital investors to fund our operations. In late 2008, in an effort to better focus our business model on our current market opportunity and to improve our profitability, we implemented a number of cost reduction measures, including a reduction in headcount. In 2009 and 2010, having substantially improved our cost structure as a result of this restructuring of our operations, we began reinvesting in sales and marketing in order to grow our business, and from 2009 through 2012, we experienced increasing rates of revenue growth.

Key Financial and Operating Performance Metrics

We regularly monitor a number of financial and operating metrics in order to measure our performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions. We discuss revenue, gross margin and the components of net income in the section below entitled “Components of Operating Results.” In addition, we utilize other key metrics as described below.

Core Revenue

Our reported operating results include revenue attributable to the products from two small legacy acquisitions, both of which occurred prior to 2008 and focused on solutions for lower-volume eBay sellers. We do not consider these products to be a core part of our strategic focus going forward. Each of these acquisitions contributed a relatively large number of customers with revenue per customer substantially lower than is characteristic of the rest of our business. We exclude the revenue attributable to these non-core, legacy products in calculating a measure we refer to as core revenue. We anticipate that the revenue associated with these non-core, legacy products will continue to decline over time both in absolute terms and as a percentage of our total revenue.

The following tables summarize our core and non-core revenue and the percentage of total revenue represented by each over the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Core revenue	$32,707	$40,557	$51,224	$11,467	$14,401
Non-core revenue	3,981	3,013	2,363	699	521

Total	$36,688	$43,570	$53,587	$12,166	$14,922

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(as a percentage of total revenue)
Core revenue	89.1%	93.1%	95.6%	94.3%	96.5%
Non-core revenue	10.9	6.9	4.4	5.7	3.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Core Customers

The number of customers subscribing to our solutions is a primary determinant of our core revenue. We refer to the customers who subscribe to any of our solutions, other than the non-core, legacy products described above, as our core customers. The number of core customers was 1,673, 1,710 and 1,928 as of December 31, 2010, 2011 and 2012, respectively, and 1,750 and 1,997 as of March 31, 2012 and 2013, respectively.

Average Revenue per Core Customer

The average revenue generated by our core customers is the other primary determinant of our core revenue. We calculate this metric by dividing our total core revenue for a particular period by the average monthly number of core customers during the period, which is calculated by taking the sum of the number of core customers at the end of each month in the period and dividing by the number of months in the period. We typically calculate average revenue per core customer in absolute dollars on a rolling twelve-month basis, but we may also calculate percentage changes in average revenue per core customer on a quarterly basis in order to help us evaluate our period-over-period performance. Our average revenue per core customer was $20,456, $24,240 and $28,050 for the years ended December 31, 2010, 2011 and 2012, respectively, and $25,299 and $28,730 for the twelve months ended March 31, 2012 and 2013, respectively.

Subscription Dollar Retention Rate

We believe that our ability to retain our core customers and expand the revenue they generate for us over time is an important component of our growth strategy and reflects the long-term value of our customer relationships. We measure our performance on this basis using a metric we refer to as our subscription dollar retention rate. We calculate this metric for a particular period by establishing the cohort of core customers that had active contracts as of the end of the prior period. We then calculate our subscription dollar retention rate by taking the amount of fixed subscription revenue we recognized for the cohort in the period for which we are reporting the rate and dividing it by the fixed subscription revenue we recognized for the same cohort in the prior period. For this purpose, we do not include any revenue from the non-core, legacy products described above, any variable subscription fees paid by our customers or any implementation fees.

Although some customers in any given period elect not to renew their contracts with us, our customers that do renew their subscriptions often increase their fixed subscription pricing levels to align with their increasing GMV volumes processed through our platform and may subscribe to additional modules as well. If our subscription dollar retention rate for a period is over 100%, this means that the increased subscription revenue we recognized from customers that renewed their contracts during the period, or whose contracts did not come up for renewal during the period, more than offset the subscription revenue we lost from customers that did not renew their contracts.

For each of the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, our subscription dollar retention rate exceeded 100%.

Adjusted EBITDA

Adjusted EBITDA represents our earnings before net interest and other expense, taxes, depreciation and amortization, adjusted to eliminate stock-based compensation expense. Adjusted EBITDA is not a measure calculated in accordance with GAAP. Please refer to “Selected Consolidated Financial Data—Adjusted EBITDA” in this prospectus for a discussion of the limitations of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most comparable GAAP measurement, for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013.

Adjusted EBITDA should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. In addition, adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA in the same manner that we do. We prepare adjusted EBITDA to eliminate the impact of stock-based compensation expense, which we do not consider indicative of our operating performance. We encourage you to evaluate these adjustments, the reasons we consider them appropriate and the material limitations of using non-GAAP measures as described in “Selected Consolidated Financial Data—Adjusted EBITDA.”

Components of Operating Results

Revenue

We derive the majority of our revenue from subscription fees paid to us by our customers for access to and usage of our SaaS solutions for a specified contract term, which is usually one year. A portion of the subscription fee is typically fixed and based on a specified minimum amount of GMV that a customer expects to process through our platform. The remaining portion of the subscription fee is variable and is based on a specified percentage of GMV processed through our platform in excess of the customer’s specified minimum GMV. In most cases, the specified percentage of excess GMV on which the variable portion of the subscription is based is fixed and does not vary depending on the amount of the excess. We also receive implementation fees, which may include fees for providing launch assistance and training.

Because our customer contracts contain both fixed and variable pricing components, changes in GMV between periods do not translate directly or linearly into changes in our revenue. We use customized pricing structures for each of our customers depending upon the individual situation of the customer. For example, some customers may commit to a higher specified minimum GMV amount per month in exchange for a lower fixed percentage fee on that committed GMV. In addition, the percentage fee assessed on the variable GMV in excess of the committed minimum for each customer is typically higher than the fee on the fixed, committed portion. As a result, our overall revenue could increase or decrease even without any change in overall GMV between periods, depending on which customers generated the GMV. In addition, changes in GMV from month to month for any individual customer that are below the specified minimum amount would have no effect on our revenue from that customer, and each customer may alternate between being over the committed amount or under it from month to month. For these reasons, while GMV is an important qualitative and directional indicator, we do not regard it as a useful quantitative measurement of our historic revenues or as a predictor of future revenues.

The following table shows the percentage of our total revenue attributable to fixed subscription fees plus implementation fees, as compared to the percentage attributable to variable subscription fees for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(as a percentage of total revenue)
Fixed subscription fees plus implementation fees	48.7%	55.0%	61.4%	59.8%	65.3%
Variable subscription fees	51.3	45.0	38.6	40.2	34.7

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

We recognize fixed subscription fees and implementation fees ratably over the contract period once four conditions have been satisfied:

•	the contract has been signed by both parties;

•	the customer has access to our platform and transactions can be processed;

•	the fees are fixed or determinable; and

•	collection is reasonably assured.

We generally invoice our customers for the fixed portion of the subscription fee in advance, in monthly, quarterly, semi-annual or annual installments. We invoice our customers for the implementation fee at the inception of the arrangement. Fixed subscription and implementation fees that have been invoiced are initially recorded as deferred revenue and are generally recognized ratably over the contract term.

We invoice and recognize revenue from the variable portion of subscription fees in the period in which the related GMV is processed, assuming that the four conditions specified above have been met.

Cost of Revenue

Cost of revenue primarily consists of salaries and personnel-related costs for employees providing services to our customers and supporting our platform infrastructure, including benefits, bonuses and stock-based compensation. Additional expenses include co-location facility costs for our data centers, depreciation expense for computer equipment directly associated with generating revenue, infrastructure maintenance costs, fees we pay to credit card vendors in connection with our customers’ payments to us and other direct costs. We plan to continue to expand our capacity to support our growth, which will result in higher cost of revenue in absolute dollars.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Salaries and personnel-related costs are the most significant component of each of these expense categories. The number of employees related to these expense categories grew from 208 at December 31, 2010 to 327 at March 31, 2013, and we expect to continue to hire new employees in order to support our anticipated revenue growth.

Sales and marketing expense.    Sales and marketing expense consists primarily of salaries and personnel-related costs for our sales and marketing and customer support employees, including benefits, bonuses, stock-based compensation and commissions. We record expense for commissions at the time of contract signing. Additional expenses include marketing, advertising and promotional event programs, corporate communications and travel. The number of employees in our sales and marketing functions grew from 128 at December 31, 2010 to 216 at March 31, 2013, and we expect our sales and marketing expense to increase in the foreseeable future as we further increase the number of our sales and marketing professionals and expand our marketing activities in order to continue to grow our business.

Research and development expense.    Research and development expense consists primarily of salaries and personnel-related costs for our research and development employees, including benefits, bonuses and stock-based compensation. Additional expenses include costs related to the development, quality assurance and testing of new technology and enhancement of our existing platform technology, consulting and travel. The number of employees in research and development functions increased from 51 at December 31, 2010 to 71 at March 31, 2013. We believe continuing to invest in research and development efforts is essential to maintaining our competitive position.

General and administrative expense.    General and administrative expense consists primarily of salaries and personnel-related costs for administrative, finance and accounting, information systems, legal and human resource employees, including benefits, bonuses and stock-based compensation. Additional expenses include consulting and professional fees, insurance, other corporate expenses and travel. The number of employees in general and administrative functions grew from 29 at December 31, 2010 to 40 at March 31, 2013, and we expect our general and administrative expenses to increase in absolute terms as a result of our preparation to become and operate as a public company. After the completion of this offering, these expenses will also include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, directors’ and officers’ liability insurance, increased professional services and an enhanced investor relations function.

Other Income / Expense

Other income and expense consists primarily of interest income and expense and changes in the fair value of our preferred stock warrant liability. Interest income represents interest received on our cash. Interest expense consists primarily of the interest incurred on outstanding borrowings under our credit facilities.

The fair value of our preferred stock warrant liability is re-measured at the end of each reporting period and any changes in fair value are recognized in other income or expense. Upon completion of this offering, the preferred stock warrants will automatically, in accordance with their terms, become warrants to purchase common stock, which will result in the reclassification of the preferred stock warrant liability to additional paid-in capital, and no further changes in fair value will be recognized in other income or expense.

Income Tax Expense

Income tax expense consists of U.S. federal, state and foreign income taxes. We incurred minimal income tax expense for the years ended December 31, 2010, 2011 and 2012.

Results of Operations

The following table sets forth selected consolidated statement of operations data for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue	$36,688	$43,570	$53,587	$12,166	$14,922
Cost of revenue	12,164	12,248	14,749	3,246	3,947

Gross profit	24,524	31,322	38,838	8,920	10,975
Operating expenses:
Sales and marketing	14,867	19,106	24,326	5,390	7,790
Research and development	8,416	8,842	10,109	2,551	2,981
General and administrative	6,111	6,551	8,252	1,788	2,341

Total operating expenses	29,394	34,499	42,687	9,729	13,112

Loss from operations	(4,870)	(3,177)	(3,849)	(809)	(2,137)
Other income (expense):
Interest expense	(486)	(642)	(1,185)	(22)	(597)
Other income, net	744	6	31	4	11

Total other income (expense)	258	(636)	(1,154)	(18)	(586)

Loss before income taxes	(4,612)	(3,813)	(5,003)	(827)	(2,723)
Income tax expense (benefit)	112	51	(70)	24	7

Net loss	$(4,724)	$(3,864)	$(4,933)	$(851)	$(2,730)

The following table sets forth our consolidated statement of operations data as a percentage of revenue for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(as a percentage of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	33.2	28.1	27.5	26.7	26.5

Gross profit	66.8	71.9	72.5	73.3	73.5
Operating expenses:
Sales and marketing	40.5	43.9	45.4	44.3	52.2
Research and development	22.9	20.3	18.9	21.0	20.0
General and administrative	16.7	15.0	15.4	14.7	15.7

Total operating expenses	80.1	79.2	79.7	80.0	87.9

Loss from operations	(13.3)	(7.3)	(7.2)	(6.7)	(14.4)
Other income (expense):
Interest expense	(1.3)	(1.5)	(2.2)	(0.2)	(4.0)
Other income, net	2.0	0.0	0.1	0.0	0.1

Total other income (expense)	0.7	(1.5)	(2.1)	(0.2)	(3.9)

Loss before income taxes	(12.6)	(8.8)	(9.3)	(6.9)	(18.3)
Income tax expense (benefit)	0.3	0.1	(0.1)	0.2	0.0

Net loss	(12.9)%	(8.9)%	(9.2)%	(7.1)%	(18.3)%

Comparison of Three Months Ended March 31, 2012 and 2013

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Revenue	$12,166	100.0%	$14,922	100.0%	$2,756	22.7%
Cost of revenue	3,246	26.7	3,947	26.5	701	21.6

Gross profit	8,920	73.3	10,975	73.5	2,055	23.0
Operating expenses:
Sales and marketing	5,390	44.3	7,790	52.2	2,400	44.5
Research and development	2,551	21.0	2,981	20.0	430	16.9
General and administrative	1,788	14.7	2,341	15.7	553	30.9

Total operating expenses	9,729	80.0	13,112	87.9	3,383	34.8

Loss from operations	(809)	(6.7)	(2,137)	(14.4)	(1,328)	164.2
Other (expense) income:
Interest expense	(22)	(0.2)	(597)	(4.0)	(575)	*
Other income, net	4	0.0	11	0.1	7	175.0

Total other (expense) income	(18)	(0.2)	(586)	(3.9)	(568)	*

Loss before income taxes	(827)	(6.9)	(2,723)	(18.3)	(1,896)	229.3
Income tax expense	24	0.2	7	0.0	(17)	(70.8)

Net loss	$(851)	(7.1)%	$(2,730)	(18.3)%	$(1,879)	220.8

* = not meaningful

Revenue.    Revenue increased by $2.7 million, or 22.7%, from $12.2 million for the three months ended March 31, 2012 to $14.9 million for the three months ended March 31, 2013. Our core revenue increased $2.9 million, or 25.6%, during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

This growth was primarily attributable to a 10.5% increase in the average revenue per core customer during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012, which accounted for 46.8% of the increase in core revenue during the period. The increase in the average revenue per core customer was primarily attributable to an overall increase in transaction volume and, to a lesser extent, to modest overall increases in the percentages assessed on the fixed and variable portions of GMV under our contractual arrangements with some of our customers during the year. Because we generally enter into annual contracts with our customers, we may renegotiate either or both of the fixed and variable components of the pricing structure of a customer’s contract each year. In addition, the increase in average revenue per core customer was due in part to a general shift in our customer base toward a greater proportion of larger enterprise customers, all of which are core customers. Our enterprise customers generally commit to a higher specified minimum amount of GMV per month.

In addition, we experienced a 14.1% increase in the number of core customers using our platform during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012, which accounted for 53.2% of the increase in core revenue during the period. This growth in core revenue was partially offset by a $0.2 million, or 25.5%, decrease in our non-core revenue over the same period.

Our revenue from international operations increased from $2.7 million, or 21.8% of total revenue, for the three months ended March 31, 2012, to $3.2 million, or 21.6% of total revenue, for the three months ended March 31, 2013. The increase in revenue from our international operations was primarily attributable to an increase in the number of international customers.

Cost of revenue.    Cost of revenue increased by $0.7 million, or 21.6%, from $3.2 million for the three months ended March 31, 2012 to $3.9 million for the three months ended March 31, 2013. The increase in cost of revenue was primarily attributable to a $0.3 million increase in salaries and personnel-related costs, as we increased the number of employees providing services to our expanding customer base and supporting our platform infrastructure from 89 at March 31, 2012 to 105 at March 31, 2013. In addition, we experienced a $0.2 million increase in depreciation expense associated with equipment for our data centers and a $0.1 million increase in credit card vendor transaction fees. As a percentage of revenue, cost of revenue declined from 26.7% for the three months ended March 31, 2012 to 26.5% for the three months ended March 31, 2013.

Sales and marketing.    Sales and marketing expense increased by $2.4 million, or 44.5%, from $5.4 million, or 44.3% of revenue, for the three months ended March 31, 2012, to $7.8 million, or 52.2% of revenue, for the three months ended March 31, 2013. The increase in sales and marketing expense was primarily attributable to a $1.7 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing and customer support personnel to continue driving revenue growth. The number of full-time sales and marketing employees increased from 151 at March 31, 2012 to 216 at March 31, 2013. In addition, we experienced a $0.4 million increase in our marketing, advertising and promotional event programs and travel. The increase in sales and marketing expense as a percentage of revenue for the three months ended March 31, 2013 reflects our strategy of adding sales and marketing professionals and expanding our marketing activities in order to continue to grow our business.

Research and development.    Research and development expense increased by $0.4 million, or 16.9%, from $2.6 million, or 21.0% of revenue, for the three months ended March 31, 2012, to $3.0 million, or 20.0% of revenue, for the three months ended March 31, 2013. The increase in research and development expense was primarily attributable to a $0.4 million increase in salaries and personnel-related costs associated with an increase in research and development personnel. The number of full-time research and development employees increased from 66 at March 31, 2012 to 71 at March 31, 2013.

General and administrative.    General and administrative expense increased by $0.6 million, or 30.9%, from $1.8 million, or 14.7% of revenue, for the three months ended March 31, 2012, to $2.4 million, or 15.7% of revenue, for the three months ended March 31, 2013. The increase in general and administrative expense was primarily attributable to a $0.5 million increase in salaries and personnel-related costs associated with an increase in general and administrative personnel to support our growing business. The number of full-time general and administrative employees increased from 32 at March 31, 2012 to 40 at March 31, 2013. In addition, we experienced a $0.1 million increase in information systems and consulting costs.

Comparison of Years Ended December 31, 2011 and 2012

	Years Ended December 31,
	2011		2012		Period-to- Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Revenue	$43,570	100.0%	$53,587	100.0%	$10,017	23.0%
Cost of revenue	12,248	28.1	14,749	27.5	2,501	20.4

Gross profit	31,322	71.9	38,838	72.5	7,516	24.0
Operating expenses:
Sales and marketing	19,106	43.9	24,326	45.4	5,220	27.3
Research and development	8,842	20.3	10,109	18.9	1,267	14.3
General and administrative	6,551	15.0	8,252	15.4	1,701	26.0

Total operating expenses	34,499	79.2	42,687	79.7	8,188	23.7

Loss from operations	(3,177)	(7.3)	(3,849)	(7.2)	(672)	21.2
Other (expense) income:
Interest expense	(642)	(1.5)	(1,185)	(2.2)	(543)	84.6
Other income, net	6	0.0	31	0.1	25	416.7

Total other (expense) income	(636)	(1.5)	(1,154)	(2.1)	(518)	81.4

Loss before income taxes	(3,813)	(8.8)	(5,003)	(9.3)	(1,190)	31.2
Income tax expense (benefit)	51	0.1	(70)	(0.1)	(121)	*

Net loss	$(3,864)	(8.9)%	$(4,933)	(9.2)%	$(1,069)	27.7

* = not applicable

Revenue.    Revenue increased by $10.0 million, or 23.0%, from $43.6 million for the year ended December 31, 2011 to $53.6 million for year ended December 31, 2012. Our core revenue increased $10.7 million, or 26.3%, during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

This growth was primarily attributable to a 15.7% increase in the average revenue per core customer during the year ended December 31, 2012 as compared to the year ended December 31, 2011, which accounted for 65.2% of the increase in core revenue during the period. The increase in the average revenue per core customer was primarily attributable to an overall increase in transaction volume and, to a lesser extent, to modest overall increases in the percentages assessed on the fixed and variable portions of GMV under our contractual arrangements with some of our customers during the year. Because we generally enter into annual contracts with our customers, we may renegotiate either or both of the fixed and variable components of the pricing structure of a customer’s contract each year. In addition, the increase in average revenue per core customer was due in part to a general shift in our customer base toward a greater proportion of larger enterprise customers, all of which are core customers. Our enterprise customers generally commit to a higher specified minimum amount of GMV per month.

In addition, we experienced a 12.7% increase in the number of core customers using our platform during the year ended December 31, 2012 as compared to the year ended December 31, 2011, which accounted for 34.8% of the increase in core revenue during the period. This growth in core revenue was partially offset by a $0.7 million, or 21.5%, decrease in our non-core revenue over the same period.

Our revenue from international operations increased from $8.8 million, or 20.1% of total revenue, for the year ended December 31, 2011, to $11.4 million, or 21.4% of total revenue, for the year ended December 31, 2012. The increase in revenue from our international operations was primarily attributable to an increase in the number of international customers.

Cost of revenue.    Cost of revenue increased by $2.5 million, or 20.4%, from $12.2 million for the year ended December 31, 2011 to $14.7 million for the year ended December 31, 2012. The increase in cost of revenue was primarily attributable to a $1.8 million increase in salaries and personnel-related costs, as we increased the number of employees providing services to our expanding customer base and supporting our platform infrastructure from 90 at December 31, 2011 to 110 at December 31, 2012. In addition, we experienced a $0.8 million increase in depreciation expense associated with equipment for our data centers. These increases were partially offset by a $0.2 million decrease in co-location facility costs resulting from efficiencies gained through virtualization. As a percentage of revenue, cost of revenue declined from 28.1% for the year ended December 31, 2011 to 27.5% for the year ended December 31, 2012.

Sales and marketing.    Sales and marketing expense increased by $5.2 million, or 27.3%, from $19.1 million, or 43.9% of revenue, for the year ended December 31, 2011, to $24.3 million, or 45.4% of revenue, for the year ended December 31, 2012. The increase in sales and marketing expense was primarily attributable to a $5.4 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing and customer support personnel to continue driving revenue growth. The number of full-time sales and marketing employees increased from 148 at December 31, 2011 to 189 at December 31, 2012.

Research and development.    Research and development expense increased by $1.3 million, or 14.3%, from $8.8 million, or 20.3% of revenue, for the year ended December 31, 2011, to $10.1 million, or 18.9% of revenue, for the year ended December 31, 2012. The increase in research and development expense was primarily attributable to a $1.5 million increase in salaries and personnel-related costs associated with an increase in research and development personnel. The number of full-time research and development employees increased from 57 at December 31, 2011 to 70 at December 31, 2012.

General and administrative.    General and administrative expense increased by $1.7 million, or 26.0%, from $6.6 million, or 15.0% of revenue, for the year ended December 31, 2011, to $8.3 million, or 15.4% of revenue, for the year ended December 31, 2012. The increase in general and administrative expense was primarily attributable to a $0.7 million increase in salaries and personnel-related costs associated with an increase in general and administrative personnel to support our growing business. The number of full-time general and administrative employees increased from 30 at December 31, 2011 to 36 at December 31, 2012. In addition, we experienced a $0.5 million increase in information systems and consulting costs and a $0.2 million increase in recruiting costs.

Comparison of Years Ended December 31, 2010 and 2011

	Years Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Revenue	$36,688	100.0%	$43,570	100.0%	$6,882	18.8%
Cost of revenue	12,164	33.2	12,248	28.1	84	0.7

Gross profit	24,524	66.8	31,322	71.9	6,798	27.7
Operating expenses:
Sales and marketing	14,867	40.5	19,106	43.9	4,239	28.5
Research and development	8,416	22.9	8,842	20.3	426	5.1
General and administrative	6,111	16.7	6,551	15.0	440	7.2

Total operating expenses	29,394	80.1	34,499	79.2	5,105	17.4

Loss from operations	(4,870)	(13.3)	(3,177)	(7.3)	1,693	(34.8)
Other income (expense):
Interest expense	(486)	(1.3)	(642)	(1.5)	(156)	32.1
Other income, net	744	2.0	6	0.0	(738)	(99.2)

Total other income (expense)	258	0.7	(636)	(1.5)	(894)	*

Loss before income taxes	(4,612)	(12.6)	(3,813)	(8.8)	799	(17.3)
Income tax expense	112	0.3	51	0.1	(61)	(54.5)

Net loss	$(4,724)	(12.9)%	$(3,864)	(8.9)%	$860	(18.2)

* = not applicable

Revenue.    Revenue increased by $6.9 million, or 18.8%, from $36.7 million for the year ended December 31, 2010 to $43.6 million for the year ended December 31, 2011. Our core revenue increased $7.9 million, or 24.0%, during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

This growth was primarily attributable to an 18.5% increase in the average revenue per core customer during the year ended December 31, 2011 as compared to the year ended December 31, 2010, which accounted for 80.7% of the increase in core revenue during the period. The increase in the average revenue per core customer was primarily attributable to an overall increase in transaction volume and, to a lesser extent, to modest overall increases in the percentages assessed on the fixed and variable portions of GMV under our contractual arrangements with some of our customers during the year. In addition, the increase in average revenue per core customer was due in part to a general shift in our customer base toward a greater proportion of larger enterprise customers, all of which are core customers.

In addition, we experienced a 2.2% increase in the number of core customers using our platform during the year ended December 31, 2011 as compared to the year ended December 31, 2010, which accounted for 19.3% of the increase in core revenue during the period. This growth in core revenue was offset by a $1.0 million, or 24.3%, decrease in our non-core revenue over the same period.

Our revenue from international operations increased from $7.0 million, or 19.1% of total revenue, for the year ended December 31, 2010, to $8.8 million, or 20.1% of total revenue, for the year ended December 31, 2011. The revenue growth in our international operations was primarily attributable to an increase in the number of international customers.

Cost of revenue.    Cost of revenue increased by $0.1 million, or 0.7%, from $12.2 million for the year ended December 31, 2010 to $12.3 million for the year ended December 31, 2011. The increase in cost of revenue was primarily attributable to a $0.7 million increase in salaries and personnel-related costs, as we increased the number of employees providing services to our expanding customer base and supporting our platform infrastructure from 79 at December 31, 2010 to 90 at December 31, 2011. In addition, we experienced a $0.4 million increase in infrastructure maintenance costs to support our platform and a $0.1 million increase in credit card vendor transaction fees. These increases were partially offset by a $0.7 million decrease in co-location facility costs resulting from efficiencies gained through virtualization and a $0.4 million decrease in depreciation expense associated with equipment for our data centers. As a percentage of revenue, cost of revenue declined from 33.2% for the year ended December 31, 2010 to 28.1% for the year ended December 31, 2011.

Sales and marketing.    Sales and marketing expense increased by $4.2 million, or 28.5%, from $14.9 million, or 40.5% of revenue, for the year ended December 31, 2010, to $19.1 million, or 43.9% of revenue, for the year ended December 31, 2011. The increase in sales and marketing expense was primarily attributable to a $2.8 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing and customer support personnel to continue driving revenue growth. The number of full-time sales and marketing employees increased from 128 at December 31, 2010 to 148 at December 31, 2011. In addition, we experienced a $1.0 million increase in our marketing, advertising and promotional event programs and travel.

Research and development.    Research and development expense increased by $0.4 million, or 5.1%, from $8.4 million, or 22.9% of revenue, for the year ended December 31, 2010, to $8.8 million, or 20.3% of revenue, for the year ended December 31, 2011. The increase in research and development expense was primarily attributable to a $0.4 million increase in salaries and personnel-related costs associated with an increase in research and development personnel. The number of full-time research and development employees increased from 51 at December 31, 2010 to 57 at December 31, 2011.

General and administrative.    General and administrative expense increased by $0.5 million, or 7.2%, from $6.1 million, or 16.7% or revenue, for the year ended December 31, 2010, to $6.6 million, or 15.0% of revenue, for the year ended December 31, 2011. The increase in general and administrative expense was primarily attributable to a $0.4 million increase in salaries and personnel-related costs associated with an increase in general and administrative personnel to support our growing business. The number of full-time general and administrative employees increased slightly from 29 at December 31, 2010 to 30 at December 31, 2011.

Other income, net.    During the year ended December 31, 2010, we recognized other income, net, of $0.7 million primarily related to the sale of four patents to a third party.

Quarterly Results of Operations

The following tables show our unaudited consolidated quarterly statement of operations data for each of our eight most recently completed quarters, as well as the percentage of revenue for each line item shown. This information has been derived from our unaudited financial statements, which, in the opinion of management, have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013
	(in thousands)
Revenue	$10,222	$10,489	$12,801	$12,166	$12,408	$13,020	$15,993	$14,922
Cost of revenue	3,104	3,208	2,918	3,246	3,630	3,831	4,042	3,947

Gross profit	7,118	7,281	9,883	8,920	8,778	9,189	11,951	10,975
Operating expenses:
Sales and marketing	5,214	5,358	4,549	5,390	6,616	6,159	6,161	7,790
Research and development	2,081	2,139	2,357	2,551	2,523	2,459	2,576	2,981
General and administrative	1,755	1,626	1,702	1,788	1,986	2,088	2,390	2,341

Total operating expenses	9,050	9,123	8,608	9,729	11,125	10,706	11,127	13,112

(Loss) income from operations	(1,932)	(1,842)	1,275	(809)	(2,347)	(1,517)	824	(2,137)
Other (expense) income:
Interest expense	(91)	(165)	(286)	(22)	(399)	(407)	(357)	(597)
Other income, net	2	—	2	4	12	9	6	11

Total other (expense) income	(89)	(165)	(284)	(18)	(387)	(398)	(351)	(586)

(Loss) income before income taxes	(2,021)	(2,007)	991	(827)	(2,734)	(1,915)	473	(2,723)
Income tax (benefit) expense	(64)	(87)	170	24	16	43	(153)	7

Net (loss) income	$(1,957)	$(1,920)	$821	$(851)	$(2,750)	$(1,958)	$626	$(2,730)

	Three Months Ended
	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013
	(as a percentage of revenue)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	30.4	30.6	22.8	26.7	29.3	29.4	25.3	26.5

Gross profit	69.6	69.4	77.2	73.3	70.7	70.6	74.7	73.5
Operating expenses:
Sales and marketing	51.0	51.1	35.5	44.3	53.3	47.3	38.5	52.2
Research and development	20.4	20.4	18.4	21.0	20.3	18.9	16.1	20.0
General and administrative	17.2	15.5	13.3	14.7	16.0	16.0	14.9	15.7

Total operating expenses	88.6	87.0	67.2	80.0	89.6	82.2	69.5	87.9

(Loss) income from operations	(19.0)	(17.6)	10.0	(6.7)	(18.9)	(11.6)	5.2	(14.4)
Other (expense) income:
Interest expense	(0.9)	(1.6)	(2.2)	(0.2)	(3.2)	(3.1)	(2.2)	(4.0)
Other income, net	0.0	—	0.0	0.0	0.1	0.1	0.0	0.1

Total other (expense) income	(0.9)	(1.6)	(2.2)	(0.2)	(3.1)	(3.0)	(2.2)	(3.9)

(Loss) income before income taxes	(19.9)	(19.2)	7.8	(6.9)	(22.0)	(14.6)	3.0	(18.3)
Income tax (benefit) expense	(0.6)	(0.8)	1.3	0.2	0.1	0.3	(1.0)	0.0

Net (loss) income	(19.3)%	(18.4)%	6.5%	(7.1)%	(22.1)%	(14.9)%	4.0%	(18.3)%

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are outside our control. In general, our revenue has increased as a result of an increase in the number of core customers using our platform and an increase in average revenue per core customer, driven in part by an increase in the amount of GMV processed through our platform. In most of the quarters presented, we added sales and marketing personnel to focus on adding new customers and increasing penetration within our existing customer base and added technical support, services, research and development and administrative personnel to support our growth. Our historical results should not be considered a reliable indicator of our future results of operations.

Our revenue fluctuates as a result of seasonal variations in our business, principally due to the peak consumer demand and related increased volume of our customers’ GMV during the year-end holiday season. As a result, we have historically had higher revenue in our fourth quarter than other quarters in a given year due to increased GMV processed through our platform, resulting in higher variable subscription fees. For example, our revenue in the fourth quarter of 2012 exceeded revenue in each of the preceding three quarters.

Along with the seasonally higher revenue we have experienced in the fourth quarter, we have also experienced higher gross margins in the fourth quarter. Our cost to run our platform infrastructure is generally fixed. Therefore, when applied against our generally fixed costs, the higher revenue in the fourth quarter has resulted in higher overall gross margins for us.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through cash from operating activities, bank and subordinated debt borrowings and private placements of redeemable convertible preferred stock. We have raised $90.4 million from the sale of redeemable convertible preferred stock to third parties.

In December 2009, we entered into a loan and security agreement with a lender, which was most recently amended in July 2012. The agreement, as amended, includes a revolving line of credit of up to $6.0 million and an equipment line of credit of up to $1.0 million.

The revolving line of credit has a current term through June 2013 and requires interest-only payments to be made monthly on any outstanding advances at the lender’s prime rate plus 1%, which was 4.25% at March 31, 2013. Borrowings under the equipment line of credit accrue interest at a rate of 7.25% per annum and are payable in 36 monthly installments from the date of each respective borrowing. The equipment line of credit matures on June 1, 2014. The loans are collateralized by all of our assets, excluding our intellectual property, although we may not encumber our intellectual property without the consent of the lender.

In March 2012, we entered into a loan and security agreement with a subordinated lender. Under the agreement, we borrowed $5.0 million in March 2012 and an additional $5.0 million in December 2012. Borrowings under the agreement accrue interest at an annual rate of 10.5%. We are required to make interest-only payments on outstanding balances through March 1, 2015, after which the debt will be payable in monthly installments of both principal and interest through February 2017.

Under the terms of both loan and security agreements, we are required to meet and maintain specified financial and nonfinancial covenants. As of March 31, 2013, we were in compliance with all such covenants.

The following table summarizes the outstanding principal balances of our debt as of March 31, 2013 (in thousands):

Outstanding Principal Balance
Revolving line of credit	$3,300
Equipment line of credit	47
Subordinated loan	10,000

Total	$13,347

Working Capital

The following table summarizes our cash, accounts receivable, working capital and cash flows for the periods indicated:

	As of and for the Year Ended December 31,			As of and for the Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cash	$6,939	$4,998	$10,865	$10,635	$10,958
Accounts receivable, net of allowance	6,235	7,677	9,571	7,517	9,161
Working capital	2,579	(1,317)	3,006	1,888	617
Cash (used in) provided by:
Operating activities	(783)	161	1,191	2,135	1,577
Investing activities	(912)	(1,723)	(2,094)	(1,045)	(351)
Financing activities	(1,219)	(443)	6,806	4,526	(1,049)

Our cash at March 31, 2013 was held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash is invested primarily in demand deposit accounts that are currently providing only a minimal return.

Cash Flows

Operating Activities

For the three months ended March 31, 2013, our net cash provided by operating activities of $1.6 million consisted of a net loss of $2.7 million, offset by $2.8 million of cash provided by changes in working capital and $1.5 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $0.8 million, non-cash stock compensation expense of $0.4 million, accretion of debt discount of $0.1 million and change in fair value of preferred stock warrants of $0.1 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $2.2 million as a result of an increased number of customers prepaying for subscription services, a $0.3 million decrease in accounts receivable, primarily driven by increased cash collections during the period, and a decrease in prepaid expenses and other assets of $0.3 million.

For the three months ended March 31, 2012, our net cash provided by operating activities of $2.1 million consisted of a net loss of $0.9 million, offset by $2.3 million of cash provided by changes in working capital and $0.7 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $0.6 million and non-cash rent expense of $0.2 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $1.8 million as a result of an increased number of customers prepaying for subscription services and an increase in accounts payable and accrued expenses of $0.5 million, primarily driven by increased operating costs during the period.

For the year ended December 31, 2012, our net cash provided by operating activities of $1.2 million consisted of a net loss of $4.9 million, offset by $1.4 million of cash provided by changes in working capital and $4.7 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $2.9 million, non-cash stock compensation expense of $0.6 million, non-cash rent expense of $0.5 million and accretion of debt discount of $0.4 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $3.9 million as a result of an increased number of customers prepaying for subscription services and an increase in accounts payable and accrued expenses of $0.4 million, primarily driven by increased operating costs during the period. These increases were partially offset by decreases in operating cash flow due to a $2.0 million increase in accounts receivable, primarily driven by increased revenue during the year as we continue to expand our operations, both domestically and internationally, and an increase in prepaid expenses and other assets of $1.1 million.

For the year ended December 31, 2011, our net cash provided by operating activities of $0.2 million consisted of a net loss of $3.9 million, offset by cash of $1.0 million provided by changes in working capital and $3.1 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $2.1 million, non-cash stock compensation expense of $0.2 million, non-cash rent expense of $0.3 million and change in fair value of preferred stock warrants of $0.3 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $1.9 million as a result of an increased number of customers prepaying for subscription services and an increase in accounts payable and accrued expenses of $1.4 million, primarily driven by increased operating costs during the period. These increases were offset by decreases in operating cash flow due to a $1.5 million increase in accounts receivable, primarily driven by increased revenue during the year as we continue to expand our operations both domestically and internationally and an increase in prepaid expenses and other assets of $0.8 million.

For the year ended December 31, 2010, our net cash used in operating activities of $0.8 million consisted of a net loss of $4.7 million, offset by cash of $0.1 million provided by changes in working capital and $3.8 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $3.4 million and non-cash stock compensation expense of $0.3 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $1.5 million as a result of an increased number of customers prepaying for subscription services. These increases were offset by decreases in operating cash flow due to a $1.3 million increase in accounts receivable, primarily driven by increased revenue during the year as we continue to expand our operations both domestically and internationally and a decrease in accounts payable and accrued expenses of $0.1 million.

Investing Activities

For the three months ended March 31, 2012 and 2013, net cash used in investing activities was $1.0 million and $0.4 million, respectively, for the purchase of property and equipment.

For the years ended December 31, 2010, 2011 and 2012, net cash used in investing activities was $0.9 million, $1.7 million and $2.1 million, respectively, for the purchase of property and equipment.

Financing Activities

For the three months ended March 31, 2013, net cash used in financing activities was $1.0 million, consisting of $0.9 million in payments of costs in connection with this offering that have been deferred and $0.3 million in repayments of debt and capital leases, offset by $0.2 million in cash received upon the exercise of stock options.

For the three months ended March 31, 2012, net cash provided by financing activities was $4.5 million, consisting of $4.9 million in net borrowings under our subordinated loan, partially offset by $0.4 million in repayments of debt and capital leases.

For the year ended December 31, 2012, net cash provided by financing activities was $6.8 million, consisting of $9.9 million in net borrowings under our subordinated loan and $0.2 million in cash received upon the exercise of stock options, offset by $1.5 million in repayments of debt and capital leases, $1.5 million in payments of costs in connection with this offering that have been deferred and $0.2 million used to repurchase common stock from two former employees.

For the year ended December 31, 2011, net cash used in financing activities was $0.4 million, consisting of $1.5 million in repayments of debt and capital leases, offset by $1.0 million in borrowings under our revolving line of credit and $0.1 million in cash received upon the exercise of stock options.

For the year ended December 31, 2010, net cash used in financing activities was $1.2 million, consisting of $1.5 million in repayments of debt and capital leases, offset by $0.2 million in borrowings under capital lease agreements and $0.1 million in cash received upon the exercise of stock options.

Operating and Capital Expenditure Requirements

We believe that our existing cash balances, together with the available borrowing capacity under our revolving line of credit, will be sufficient to meet our anticipated cash requirements through at least the next 12 months. During this period, we expect our capital expenditure requirements to be approximately $5.5 million to $6.5 million. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Contractual Obligations

Our principal commitments consist of obligations under our outstanding debt facilities, non-cancelable leases for our office space and computer equipment and purchase commitments for our co-location and other support services. The following table summarizes these contractual obligations at December 31, 2012. Future events could cause actual payments to differ from these estimates.

Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt:
Principal payments	$13,370	$3,370	$3,914	$6,086	$—
Interest payments	3,432	1,043	1,975	414	—
Operating lease obligations	11,051	1,484	4,882	2,955	1,730
Capital lease obligations	2,439	1,209	1,230	—	—
Purchase commitments	3,766	2,074	1,692	—	—

Total	$34,058	$9,180	$13,693	$9,455	$1,730

Subsequent to December 31, 2012, we leased additional office space with total collective future minimum lease payments of $1.0 million. In addition, we entered into a lease for hardware, software licenses and managed services with total collective future minimum lease payments of $0.5 million. We also entered into a lease for the purchase of fixed assets with total collective future minimum lease payments of $1.3 million.

Off-Balance Sheet Arrangements

As of March 31, 2013, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenue

We derive the majority of our revenue from subscription fees paid to us by our customers for access to and usage of our SaaS solutions for a specified contract term, which is typically one year. A portion of the subscription fee is typically fixed and is based on a specified minimum amount of GMV that a customer expects to process through our platform over the contract term. The remaining portion of the subscription fee is variable and is based on a specified percentage of GMV processed through our platform in excess of the customer’s specified minimum GMV amount. We also receive implementation fees, which may include fees for providing launch assistance and training. Customers do not have the contractual right to take possession of our software at any time.

We recognize revenue when there is persuasive evidence of an arrangement, we have provided the service, the fees to be paid by the customer are fixed and determinable and collectability is reasonably assured. We consider that delivery of our SaaS solutions has commenced once our customer has access to our platform and can process transactions.

We generally recognize the fixed portion of our subscription fees and our implementation fees ratably over the contract term once the criteria for revenue recognition described above have been satisfied. Some of our customers elect a managed-service solution and contract with us to manage some or all aspects of our SaaS solutions on their behalf. Under these managed-service arrangements, customer transactions cannot be processed through our platform until the completion of the implementation services. Therefore, we commence revenue recognition once transactions can be processed on our platform, provided all other revenue recognition criteria have been satisfied. At that time, we recognize the portion of the fees earned since the inception of the arrangement. We recognize the balance of the fees ratably over the remaining contract term.

We recognize the variable portion of subscription fee revenue in the period in which the related GMV is processed, as long as all other revenue recognition criteria have been satisfied.

We record deferred revenue when we receive cash payments from or invoice our customers in advance of when we provide or perform the services under our arrangements with them.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are stated at realizable value, net of an allowance for doubtful accounts that we maintain for estimated losses expected to result from the inability of some customers to make payments as they become due. Our estimated allowance is based on our analysis of past due amounts and ongoing credit evaluations. Historically, our actual collection experience has not varied significantly from our estimates, due primarily to our credit and collection policies and the financial strength of our customers.

Goodwill

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized but is subject to an annual impairment test. We test goodwill for impairment annually on December 31 or more frequently if events or changes in business circumstances indicate the asset might be impaired. Goodwill is tested for impairment at the reporting unit level. During the year ended December 31, 2012, we adopted new accounting guidance, which gives us the option of performing a qualitative assessment for testing goodwill for impairment. Under the qualitative assessment, we determine whether the existence of events and circumstances indicate that it is more likely than not that the goodwill is impaired. The qualitative factors that we consider include, but are not limited to, macroeconomic conditions, industry and market conditions, company-specific events, changes in circumstances and after-tax cash flows.

If we determine that the qualitative factors indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we would test goodwill for impairment at the reporting unit level using a two-step approach. The first step is to compare the fair value of the reporting unit to the carrying value of the net assets assigned to the reporting unit. If the fair value of the reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, the assigned goodwill is not considered impaired. If the fair value is less than the reporting unit’s carrying value, step two is performed to measure the amount of the impairment, if any. In the second step, the fair value of goodwill is determined by deducting the fair value of the reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if the reporting unit had just been acquired and the fair value was being initially allocated. If the carrying value of goodwill exceeds the implied fair value, an impairment charge would be recorded in the period the determination is made.

We have determined that we have a single, entity-wide reporting unit. To determine the fair value of our reporting unit for the quantitative approach, we primarily use a discounted cash flow analysis, which requires significant assumptions and estimates about future operations. Significant judgments inherent in this analysis include the determination of an appropriate discount rate, estimated terminal value and the amount and timing of expected future cash flows. We may also determine fair value of our reporting unit using a market approach by applying multiples of earnings of peer companies to our operating results.

Based upon the quantitative assessment that we performed as of December 31, 2011, our reporting unit was not considered at risk of failing step one of the goodwill impairment test. Accordingly, a qualitative assessment was performed as of December 31, 2012, and we determined, after assessing all relevant events and circumstances, that the reporting unit did not have a carrying value that was more likely than not to exceed its fair value.

Stock-Based Compensation

Stock options awarded to employees, directors and non-employee third parties are measured at fair value at each grant date. We consider what we believe to be comparable publicly traded companies, discounted free cash flows, and an analysis of our enterprise value in estimating the fair value of our common stock. We recognize compensation expense ratably over the requisite service period of the option award. Options generally vest quarterly over a four-year period.

Determination of the Fair Value of Stock-based Compensation Grants

The determination of the fair value of stock-based compensation arrangements is affected by a number of variables, including estimates of the fair value of our common stock, expected stock price volatility, risk-free interest rate and the expected life of the award. We value stock options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

The following summarizes the assumptions used for estimating the fair value of stock options granted to employees for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Assumptions:
Risk-free interest rate	0.5% - 3.0%	0.4% - 2.0%	0.1% - 0.9%	*	0.3% - 1.2%
Expected life	6.25	6.25	4.00 - 6.25	*	5.00 - 6.25
Expected volatility	39% - 55%	28% - 56%	49% - 61%	*	51% - 59%
Dividend yield	0%	0%	0%	*	0%
Weighted average grant date fair value	$0.64	$0.80	$2.88	*	$3.68

* not applicable

We have assumed no dividend yield because we do not expect to pay dividends in the future, which is consistent with our history of not paying dividends. The risk-free interest rate assumption is based on observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of our employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. During the year ended December 31, 2012, we updated and expanded the list of comparable companies used to estimate expected volatility by including companies in our industry that had recently completed initial public offerings, and replacing some of the companies that had been used in prior periods with others that we believed to be more comparable to us in terms of size, business model or stage of development.

Our estimate of pre-vesting forfeitures, or forfeiture rate, is based on our analysis of historical behavior by stock option holders. The estimated forfeiture rate is applied to the total estimated fair value of the awards, as derived from the Black-Scholes model, to compute the stock-based compensation expense, net of pre-vesting forfeitures, to be recognized in our consolidated statements of operations.

Based upon the initial public offering price of $14.00 per share, the aggregate intrinsic value of outstanding options to purchase shares of our common stock as of March 31, 2013 was $23.7 million, of which $13.4 million related to vested options and $10.3 million to unvested options.

Determination of the Fair Value of Common Stock on Grant Dates

We are a private company with no active public market for our common stock. Therefore, in response to Section 409A of the Internal Revenue Code of 1986, as amended, related regulations issued by the Internal Revenue Service and accounting standards related to stock-based compensation, we have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. We performed these contemporaneous valuations as of June 30, 2010, June 30, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including management’s best estimate of our business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed by our management, a range of factors, assumptions and methodologies were used. The significant factors included:

•	independent third-party valuations performed contemporaneously or shortly before the grant date, as applicable;

•	the fact that we are a privately held technology company and our common stock is illiquid;

•	the nature and history of our business;

•	our historical financial performance;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies;

•	the potential impact on common stock of liquidation preference rights of redeemable convertible preferred stock under different valuation scenarios;

•	general economic conditions and the specific outlook for our industry;

•

the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions, or remaining a private company; and

•	the state of the IPO market for similarly situated privately held technology companies.

The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, management’s estimates have been based on the most recent contemporaneous valuation of our shares of common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent contemporaneous valuation and the grant dates included our stage of development, our operating and financial performance, current business conditions and the market performance of comparable publicly traded companies.

There are significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, and the determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share could have been significantly different.

Common Stock Valuation Methodology

Historically, we prepared our common stock valuations utilizing the probability weighted expected return method, or PWERM, approach to allocate value to our common shares. The PWERM approach employs various market, income or cost approach calculations depending on the likelihood of various liquidation scenarios. For each of the various scenarios, an equity value is estimated and the rights and preferences for each shareholder class are considered to allocate the equity value to common shares. The common share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between our board of directors and our management team. Under the PWERM, the value of our common stock is based on four possible future events for our company:

•	an IPO;

•	a strategic merger or sale;

•	our remaining a private company; and

•	the sale of our technology and the resulting dissolution of our company.

More recently, greater certainty developed regarding our plans for an IPO, and while we continued to use the PWERM approach for allocating our enterprise value to our common stock, we modified the treatment of the non-IPO scenarios within the PWERM beginning with the valuation performed as of December 31, 2012. In particular, in the December 31, 2012 analysis, the PWERM included both a near-term IPO scenario, consistent with the September 30, 2012 analysis, and a non-IPO scenario, corresponding to the sale and stay private scenarios used in the September 30, 2012 analysis. In the non-IPO scenario, the analysis used an Option Pricing Model, or OPM, to reflect the full distribution of possible non-IPO outcomes. We considered this “hybrid” method (PWERM using OPM within one of the scenarios) to be a more appropriate model of the non-IPO scenarios due to uncertainty regarding the timing or likelihood of specific alternative exit events if we do not complete the near-term IPO as planned.

In the OPM scenario, the value of our common stock and our redeemable convertible preferred stock are estimated as call options on the enterprise value, with exercise prices based on the respective liquidation preferences of each series of the redeemable convertible preferred stock. Under the OPM, our common stock has value only if the funds available for distribution to common stockholders exceed the value of the liquidation preference of our redeemable convertible preferred stock at the time of the liquidity event. The characteristics of each class of stock, including the conversion ratio and any liquidation preference of the redeemable convertible preferred stock, determine the class of stock’s claim on the enterprise value. Essentially, the rights of the common stockholders are equivalent to a call option on any value above the redeemable convertible preferred stockholders’ liquidation preferences. Thus, our common stock can be valued by estimating the value of its portion of each of these call option rights.

Market Approach

The market approach uses similar companies or transactions in the marketplace. When using the guideline company method of the market approach in determining the fair value of our common stock under the IPO scenario, we identified companies similar to our business and used these guideline companies to develop relevant market multiples and ratios. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in the e-commerce platform industry, companies displaying economic and financial similarity in certain aspects of primary importance in the eyes of the investing public, and businesses that entail a similar degree of investment risk. When using the similar transaction methodology of the market approach in determining the fair value of our common stock under the strategic merger or sale scenario, we used publicly disclosed data from arm’s-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures are then applied to our applicable operating data to create an indication of total equity value.

We used the market approach as the primary method of determining the fair value of our common stock under the IPO scenario and the strategic merger or sale scenario starting with our March 31, 2012 independent valuation and for all subsequent independent valuations. For each of these independent valuations, we performed a discrete assessment of publicly traded comparable companies, including companies that had recently completed initial public offerings, to ensure that we had a representative sample of guideline companies upon which to base the valuations. The guideline companies we used in the market approach for each of these valuations were the same companies we used to estimate our expected volatility for purposes of determining our stock-based compensation expense related to stock options granted during the period from April 1, 2012 to March 31, 2013. While our selection of guideline companies remained the same for each independent valuation in 2012, they may change in the future if we determine that the current guideline companies are no longer comparable.

Income Approach

For the income approach, we used the discounted free cash flow method, which is based on the premise that equity value as of the respective valuation date is equal to the projected future free cash flows and expected terminal value of the business, discounted by a required rate of return that investors would demand given the risks of ownership and the risks associated with achieving the stream of projected future free cash flows.

We used the income approach as the primary method of determining the fair value of our common stock under the IPO scenario, the strategic merger or sale scenario and the remain private scenario for our June 30, 2010 and June 30, 2011 independent valuations.

Cost Approach

The cost approach involves identifying our significant tangible assets, estimating the individual current market values of each and then totaling them to derive the value of the business as a whole. We used the cost approach to value our adjusted net assets available to common shareholders if we were forced to liquidate our assets if our business model failed and we were unable to raise additional financing.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2011 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
February 11, 2011	291,001	$2.24	$2.24
August 29, 2011	322,005	$2.24	$2.24
December 19, 2011	11,675	$2.24	$2.24
June 19, 2012	170,403	$6.88	$6.88
October 18, 2012	159,602	$8.64	$8.64
December 12, 2012	317,870	$8.64	$8.64
March 8, 2013	572,956	$8.80	$8.80

Significant factors contributing to the determination of common stock fair value at the date of each grant beginning in fiscal year 2011 were as follows:

February 2011 Stock Option Grants.    The compensation committee of our board of directors granted options to purchase 291,001 shares of common stock with an exercise price per share of $2.24 on February 11, 2011. In estimating the fair value of our common stock to set the exercise price of such options as of February 11, 2011, the committee reviewed and considered an independent valuation report for our common stock as of June 30, 2010. The independent valuation report reflected a fair value for our common stock of $2.24 as of June 30, 2010. Our compensation committee determined that there were no significant factors affecting the value of our common stock that had occurred between June 30, 2010 and February 11, 2011.

The primary valuation considerations were:

•	The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method

IPO	25%	Income
Strategic merger or sale	50%	Income
Remain private	20%	Income
Dissolution / technology sale	5%	Cost

Our compensation committee determined that the general IPO market for small technology companies was not very strong as reflected by the small number of IPOs in the first half of 2010 and that our operating performance, stock market conditions in general, and the market for IPOs in particular, were such that it was unlikely that we would be able to successfully complete an offering before the end of 2012. The committee considered remaining private to still be possible but less likely, resulting in this scenario being assigned a 20% probability. The dissolution and sale of our technology was deemed unlikely and was assigned only a 5% probability.

•	A discount rate of 25%, based on our estimated cost of capital.

•	A lack of marketability discount of 25% and a lack of control discount of 20%.

•

The macro-economic conditions at the time, with uncertainty as to whether the overall economy would rebound in the near term, and the uncertainty as to the impact of the recession on the purchasing patterns of our customer base, did not warrant a change in valuation as of the February 11, 2011 stock option grant date.

August and December 2011 Stock Option Grants.    Our compensation committee granted options to purchase 322,005 shares of common stock with an exercise price per share of $2.24 on August 29, 2011. In estimating the fair value of our common stock to set the exercise price of such options as of August 29, 2011, the committee reviewed and considered an independent valuation report for our common stock as of June 30, 2011. The independent valuation report reflected a fair value for our common stock of $2.24 as of June 30, 2011. Our compensation committee determined that there were no significant factors affecting the value of our common stock that had occurred between June 30, 2011 and August 29, 2011.

Less than four months later, on December 19, 2011, when our results were similar to prior months, our compensation committee granted options to purchase 11,675 shares of common stock with an exercise price per share of $2.24. Little had changed since the last stock option grant date and, although we finished the third quarter with our revenue on plan, the overall market conditions had not changed significantly. Therefore, the committee determined that the estimated fair value of common stock had not changed since the August 29, 2011 grants.

The primary valuation considerations were:

•	The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method

IPO	65%	Income
Strategic merger or sale	25%	Income
Remain private	5%	Income
Dissolution / technology sale	5%	Cost

The probability for an IPO scenario increased from 25% as of the June 30, 2010 valuation date to 65% as of the June 30, 2011 valuation date due to progress in our business which indicated that an IPO in the future was more likely than previously estimated. In addition, our compensation committee determined that the IPO market appeared to be improving significantly during the first half of 2011, particularly within the technology sector and for companies of similar size and scale to us. Remaining private and the dissolution and sale of our technology were both deemed unlikely and were each assigned only a 5% probability.

•	A discount rate of 15%, based on our estimated cost of capital.

•	A lack of marketability discount of 20% and a lack of control discount of 20%.

•

The macro-economic conditions at the time, with uncertainty as to whether the overall economy would rebound in the near term, and the uncertainty as to the impact of the recession on the purchasing patterns of our customer base, did not warrant a change in valuation as of the August and December stock option grant dates.

June 2012 Stock Option Grants.    Our compensation committee granted options to purchase 170,403 shares of common stock with an exercise price per share of $6.88 on June 19, 2012. In estimating the fair value of our common stock to set the exercise price of such options as of June 19, 2012, the committee reviewed and considered an independent valuation report for our common stock as of March 31, 2012. The independent valuation report reflected a fair value for our common stock of $6.88 as of March 31, 2012. Our compensation committee determined that there were no significant factors affecting the value of our common stock that had occurred between March 31, 2012 and June 19, 2012.

The primary valuation considerations were:

•	The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method

IPO—Early	20%	Market
IPO—Late	20%	Market
Strategic merger or sale—High	15%	Market
Strategic merger or sale—Medium	25%	Market
Strategic merger or sale—Low	10%	Market
Dissolution / technology sale	10%	Cost

The probability of an IPO was broken down into early (June 30, 2013) and late (June 30, 2014) scenarios based on the anticipated timing for a possible IPO. In addition, the probability of a strategic merger or sale was broken down into high, medium and low valuation scenarios based on the anticipated timing of a potential strategic merger or sale and the impact of the timing on the estimated valuation. In determining the probabilities, our compensation committee determined that the IPO market was continuing to improve during the first quarter of 2012, particularly within the technology sector and for companies of similar size and scale to us, and believed an IPO in mid-2013 was a possibility but not definitive at the time. Unlike previous valuations, the committee determined that there was no significant probability that we would remain private and therefore did not include this scenario in the valuation analysis. The sale of our intellectual property was still deemed unlikely and was assigned only a 10% probability.

•	A discount rate of 25%, based on our estimated cost of capital.

•	A lack of marketability discount of 20%.

The increase in the estimated fair value of our common stock from $2.24 per share as of December 19, 2011 to $6.88 per share as of June 19, 2012 was primarily due to the following:

•	increased market valuations of the guideline companies used in determining total equity value;

•	a higher projected revenue forecast for us;

•	application of a higher revenue multiple based on the then-current market conditions for our guideline companies to our higher projected revenue forecast;

•

our strong operating performance during the fourth quarter of 2011 and the first quarter of 2012, primarily attributable to revenue growth from an increase in the number of core customers using our platform; and

•	significant improvement in overall macroeconomic conditions.

October and December 2012 Stock Option Grants.    Our compensation committee granted options to purchase 159,602 shares of common stock on October 18, 2012 and 317,870 shares on December 12, 2012, in each case with an exercise price per share of $8.64. In estimating the fair value of our common stock to set the exercise price of such options as of these grant dates, the committee reviewed and considered an independent valuation report for our common stock as of September 30, 2012. The independent valuation report reflected a fair value for our common stock of $8.64 as of September 30, 2012. Our compensation committee determined that there were no significant factors affecting the value of our common stock that had occurred between September 30, 2012 and these grant dates.

The primary valuation considerations were:

•	The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method

IPO—Early	35%	Market
IPO—Late	25%	Market
Strategic merger or sale—High	5%	Market
Strategic merger or sale—Medium	15%	Market
Strategic merger or sale—Low	10%	Market
Dissolution / technology sale	10%	Cost

The probability of an IPO was broken down into early (June 30, 2013) and late (June 30, 2014) scenarios based on the anticipated timing for a possible IPO. In addition, the probability of a strategic merger or sale was broken down into high, medium and low valuation scenarios based on the anticipated timing of a potential strategic merger or sale and the impact of the timing on the estimated valuation. In determining the probabilities, our compensation committee determined that the IPO market was continuing to improve during the first three quarters of 2012, particularly within the technology sector and for companies of similar size and scale to us, and believed an IPO in mid 2013 was a possibility but not definitive at the time. As with the June 2012 valuation, the committee did not include a private company scenario in the valuation analysis. The sale of our intellectual property was still deemed unlikely and was assigned only a 10% probability.

•	A discount rate of 25%, based on our estimated cost of capital.

•	A lack of marketability discount of 20%.

The increase in the estimated fair value of the common stock from $6.88 per share as of June 19, 2012 to $8.64 per share as of October 18, 2012 was primarily due to the assignment of a higher probability for a positive outcome of either an early or late IPO and the greater proximity of both the estimated early and late IPO dates.

March 2013 Stock Option Grants.    Our compensation committee granted options to purchase 572,956 shares of common stock with an exercise price per share of $8.80 on March 8, 2013. In estimating the fair value of our common stock to set the exercise price of such options as of March 8, 2013, the committee reviewed and considered an independent valuation report for our common stock as of December 31, 2012. The independent valuation report reflected a fair value for our common stock of $8.80 as of December 31, 2012. Our compensation committee determined that there were no significant factors affecting the value of our common stock that had occurred between December 31, 2012 and March 8, 2013.

The primary valuation considerations were:

•	The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method

IPO	60%	Market
Other possible scenarios	40%	Market

As greater certainty developed around the expected timing of an IPO, the IPO liquidity event was no longer assigned early and late scenarios. In addition, other possible liquidity event scenarios, such as a strategic merger or sale or a dissolution, were modeled collectively using the OPM due to uncertainties in their timing.

•	A discount rate of 20%, based on our estimated cost of capital.

•	A lack of marketability discount of 10%.

•	Inputs for the OPM calculation:

•	A risk-free interest rate of 0.2%.

•	An expected life, or time until a liquidity event, of 1.1 years.

•	An expected volatility yield of 47% based on historical trading volatility for our comparable guideline companies.

•	A dividend yield of 0%.

The increase in the estimated fair value of our common stock from $8.64 per share as of December 12, 2012 to $8.80 per share as of March 8, 2013 was primarily due to the use of a lower lack of marketability discount resulting from the greater proximity of the estimated IPO date. This was slightly offset by lower market valuations of the guideline companies used in determining total equity value.

Determination of Estimated Offering Price.    In May 2013, we determined the estimated initial public offering price per share of this offering to be between $12.00 and $14.00 per share. As is typical in IPOs, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were prevailing market conditions and estimates of our business potential. In addition to this difference in purpose and methodology, we believe that the difference in value between the midpoint of the preliminary range and management’s determination of the fair value of our common stock on March 8, 2013, $8.80 per share, was primarily the result of the following factors:

•

The independent valuation prepared as of December 31, 2012 was the basis for the determination of the fair value of our common stock on March 8, 2013. The PWERM valuation contained an IPO scenario with a probability of 60% and an OPM scenario to collectively model the full distribution of possible non-IPO scenarios with a probability of 40%. In addition, the PWERM valuation included a discount of approximately 9% to reflect the time value of money for the period from the assumed IPO date back to the valuation date as well as a 10% discount for lack of marketability of our common stock. If we had considered only a single scenario with 100% probability of an IPO occurring by June 30, 2013 and without applying a discount for lack of marketability or the time value of money, the independent valuation would have been $13.92 per share.

•

During the last half of March and first half of April 2013, we completed several critical events necessary to proceed toward an IPO, including the presentation of our full year 2012 financial results to our underwriters and their research analysts, in order for them to assess the Company’s marketability, and an assessment of our first quarter 2013 results to determine whether the underwriters would support proceeding with an IPO.

•

Our convertible preferred stock currently has substantial economic rights and preferences over our common stock. An IPO would result in the conversion of our preferred stock upon the completion of this offering and the corresponding elimination of these preferences, which results in an increased common stock valuation as compared to the valuation as of March 8, 2013, which did not assume a 100% probability of an IPO.

•

The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our liquidity. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position would increase the valuation of our common stock as compared to the valuation as of March 8, 2013.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset.

We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more likely than not that the position will be sustained upon examination. We recognize potential accrued interest and penalties associated with unrecognized tax positions within our global operations in income tax expense.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in member’s equity. ASU 2011-05 should be applied retrospectively and is effective for annual or interim periods beginning after December 15, 2011 with early adoption permitted. We adopted ASU 2011-05 effective January 1, 2011 and retrospectively applied the provisions of ASU 2011-05 for all periods presented.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement and has resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011. We adopted ASU 2011-04 effective January 1, 2012 and retrospectively applied the provisions of ASU 2011-04 for all periods presented.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011. We adopted ASU 2011-08 effective for the year ended December 31, 2012. The adoption of this pronouncement did not have any impact on our results of operations, financial position or cash flows.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, ASU 2013-02 requires presentation, either on the face of the income statement or in the notes, of significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income, but only if the amounts reclassified are required to be reclassified in their entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about these amounts. We prospectively adopted ASU 2013-02 effective January 1, 2013. The adoption of this pronouncement did not have any impact on our consolidated financial statement presentation.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We are exposed to market risk related to changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into exchange rate hedging arrangements to manage the risks described below.

Interest Rate Sensitivity

We are subject to interest rate risk in connection with borrowings under our revolving line of credit which are subject to a variable interest rate. At March 31, 2013, we had borrowings under our revolving line of credit of $3.3 million. As a result, each change of one percentage point in interest rates would result in an approximate $33,000 change in our annual interest expense on our outstanding borrowings at March 31, 2013. Any debt we incur in the future may also bear interest at variable rates.

Foreign Currency Exchange Risk

With international operations, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and if our exposure increases, adverse movement in foreign currency exchange rates could have a material adverse impact on our financial results. Historically, our primary exposures have been related to non-U.S. dollar denominated operating expenses in the United Kingdom, Europe and Australia. As a result, our results of operations would generally be adversely affected by a decline in the value of the U.S. dollar relative to these foreign currencies. However, based on the size of our international operations and the amount of our expenses denominated in foreign currencies, we would not expect a 10% decline in the value of the U.S. dollar from rates on March 31, 2013 to have a material effect on our financial position or results of operations. Substantially all of our sales contracts are currently denominated in U.S. dollars. Therefore, we have minimal foreign currency exchange risk with respect to our revenue.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a leading provider of software-as-a-service, or SaaS, solutions that enable our retailer and manufacturer customers to integrate, manage and optimize their merchandise sales across hundreds of online channels. Through our platform, we enable our customers to connect with new and existing sources of demand for their products, including e-commerce marketplaces, such as eBay, Amazon and Newegg, search engines and comparison shopping websites, such as Google, Microsoft’s Bing, and Nextag, and emerging channels, such as Facebook and Groupon. Our suite of solutions, accessed through a standard web browser, provides our customers with a single, integrated user interface to manage their product listings, inventory availability, pricing optimization, search terms, data analytics and other critical functions across these channels. Our proprietary cloud-based technology platform delivers significant breadth, scalability and flexibility. In 2012, our customers processed over $3.5 billion in gross merchandise value, or GMV, through our platform. As of March 31, 2013, our customers managed over 100 million stock-keeping units, or SKUs, of their inventory on our platform.

We serve customers across a wide range of industries and geographies. As of March 31, 2013, we had nearly 2,000 customers worldwide, including 27% of the top 500 U.S. Internet retailers, as ranked by Internet Retailer magazine based on 2012 sales, up from 16% of the top 500 U.S. Internet retailers, based on 2007 sales, as of December 31, 2007. Our customers include both traditional and online retailers, such as Ann Taylor, eBags.com, J&R Electronics and Jos. A. Bank Clothiers, as well as manufacturers of consumer goods, such as Dell, Dooney and Bourke, Lenovo, Sony and Under Armour.

E-commerce has grown significantly over the last several years, as consumers have increasingly shifted their retail purchases from traditional brick and mortar stores to online stores and marketplaces. According to Forrester Research, Inc., or Forrester, an industry research firm, e-commerce consumer spending in the United States, Europe, Asia-Pacific and Latin America is expected to grow from $534 billion in 2011 to $1.1 trillion in 2016, a compound annual growth rate of 15%. This growth has been due to a number of factors, including:

•	the availability of a broader selection of merchandise online;

•	consumer convenience and ease of use;

•	more competitive and transparent pricing;

•	increased functionality and reliability of e-commerce websites;

•	the emergence of mobile connected devices and specialized websites; and

•	the proliferation of online distribution channels.

As a result of these factors, consumers today have more options than ever before to discover, research and purchase products online.

While these e-commerce growth drivers create significant opportunity for retailers and manufacturers, they also create additional complexity and challenges. Retailers and manufacturers seeking new avenues to expand their online sales must manage product data and transactions across hundreds of highly fragmented online channels where data attributes vary, requirements change frequently and the pace of innovation is rapid and increasing.

We address these challenges by offering retailers and manufacturers SaaS solutions that enable them to integrate, manage and optimize their merchandise sales on a unified platform across these disparate online channels. We generate revenue from our customers’ access to and usage of our SaaS solutions, which are organized into modules. Each module integrates with a particular type of channel, such as third-party marketplaces, paid search or comparison shopping websites, or supports specific online functionality aimed at customers wanting to establish their own e-commerce presence or enhance the effectiveness of their existing storefronts, such as creating webstores or employing rich media solutions on their websites. Using our solutions, customers can:

•	connect with new channels and more easily integrate with channels they already use;

•	access emerging online sources of consumer demand, such as social networks and mobile devices;

•	adapt to the frequently changing policies and requirements of each channel;

•	manage real-time inventory allocation and availability across channels;

•	implement dynamic pricing and promotion strategies across channels;

•	efficiently manage, evaluate and optimize customer traffic to their own e-commerce websites;

•	more easily sell into new geographic territories worldwide;

•	reduce dependence on in-house information technology staff and avoid significant up-front capital expenses; and

•	access in real-time the latest product and software upgrades that we regularly release on our SaaS platform to keep up with the rapid pace of change and innovation in the market.

We derive our revenue primarily from subscription fees paid to us by our customers for access to and usage of our SaaS solutions for a specified contract term, which is usually one year. A portion of the subscription fee is typically fixed and is based on a specified minimum amount of GMV that a customer expects to process through our platform. The remaining portion of the subscription fee is variable and is based on a specified percentage of GMV processed through our platform in excess of the customer’s specified minimum GMV amount. We believe that our subscription fee pricing model aligns our interests with those of our customers. We also receive implementation fees, which may include fees for providing launch assistance and training.

Industry Background

Large, growing and global e-commerce market

E-commerce is a large and global market that continues to expand as retailers and manufacturers continue to increase their online sales. Forrester estimates that e-commerce consumer spending in the United States, Europe, Asia-Pacific and Latin America will increase from $534 billion in 2011 to $1.1 trillion in 2016, a compound annual growth rate of 15%.

Increasing complexity and fragmentation for retailers and manufacturers selling online

E-commerce is an increasingly complex and fragmented market due to the hundreds of channels available to retailers and manufacturers and the rapid pace of change and innovation across those channels. Historically, a retailer or manufacturer might have simply established an online storefront and used a basic paid search program to drive traffic to its website. Today, in order to gain consumers’ attention in a more crowded and competitive online marketplace, many retailers and an increasing number of manufacturers sell their merchandise through multiple online channels, each with its own rules, requirements and specifications. In addition, retailers and manufacturers often seek to sell their products in multiple countries, each with its own local consumer preferences and behaviors.

Several significant trends have contributed to this increasing complexity and fragmentation, including:

•

Emergence and growth of online third-party marketplaces.    Third-party marketplaces, which are marketplaces that aggregate many sellers, are an increasingly important driver of growth for a number of large online retailers. Some of these marketplaces, such as Amazon, offer products from their own inventory, known as first-party products, as well as products sold by others, known as third-party products; other marketplaces, such as eBay, offer only third-party products. Amazon has reported that third-party products represented 39% of its total paid units sold in the fourth quarter of 2012, up from 36% in the fourth quarter of 2011. In addition, several of the largest traditional brick-and-mortar retailers, including Wal-Mart, Best Buy, Sears and Tesco, have incorporated third-party marketplaces into their online storefronts, allowing other retailers and manufacturers to market their products to consumers they might not otherwise reach.

•

Mainstream adoption of mobile devices for e-commerce.    Adoption of mobile internet-enabled devices, such as smartphones and tablets, continues to increase rapidly. According to International Data Corporation, or IDC, a market research firm, the number of smartphones shipped by vendors worldwide is expected to increase from 494.4 million in 2011 to 1.3 billion by 2016, a compound annual growth rate of 21%. This increase in penetration of internet-enabled mobile devices coincides with a similar increase in mobile commerce. According to Forrester, mobile commerce is expected to grow from $6 billion, or 2% of all e-commerce, in 2011 to $31 billion, or 7% of all e-commerce, in 2016, a compound annual growth rate of 39%. Additionally, mobile devices enable new consumer shopping behaviors, such as in-store barcode scanning to find online promotions, better pricing or alternative products, a practice commonly known as “showrooming.” While benefiting consumers by increasing the transparency and accessibility of e-commerce, this proliferation of mobile devices and mobile commerce requires retailers and manufacturers to build additional device-specific optimization and functionality into their sites, increasing the complexity of managing their online presences.

•

Growth of additional online consumer touch points.    As consumers have moved more of their shopping and product discovery online, paid search and comparison shopping sites have emerged as key influencers and important points of product research for consumers making purchase decisions. ZenithOptimedia, a market research firm, estimates that advertising dollars spent on paid search will grow from $11.4 billion in 2011 to $16.9 billion in 2014, a compound annual growth rate of 14%.

•

Global growth in e-commerce driving opportunities for international selling.    The growth in e-commerce globally presents an opportunity for retailers and manufacturers to engage in international sales. For example, eBay has reported that its international sales volume has grown at a compound annual growth rate of 20% over the last three years. As of December 31, 2012, eBay and Amazon maintained an aggregate of 40 international websites. However, country-specific marketplaces are often the market share leaders in their regions, as is the case for MercadoLibre in much of Latin America and Alibaba in Asia. Retailers and manufacturers seeking to increase international e-commerce often need to extend their online presence to include a variety of these international channels.

•

Widespread use of social networking and commerce applications.    Consumer adoption of social networking and commerce applications has grown dramatically. Facebook, for example, reported over one billion monthly active users as of December 31, 2012, up from 197 million as of March 31, 2009. Likewise, Groupon has reported that revenue from Groupon Goods, its service that sells discounted merchandise, increased from $19 million in the first quarter of 2012 to $225 million in the fourth quarter of 2012. The rapid growth of social networking and commerce applications provides a nascent but potentially valuable channel through which retailers and manufacturers can connect to consumers.

Challenges with alternative e-commerce solutions

The fragmentation and increasing complexity of e-commerce channels is placing greater demands on retailers and manufacturers that seek to grow their online sales. These retailers and manufacturers need solutions that will enable them to easily integrate their product offerings and inventory across multiple online channels. Traditional solutions, however, typically suffer from several limitations, including the following:

•

In-house solutions are costly and may be slow to adapt to industry change and innovation.    To keep up with the pace of change and innovation of online channels, retailers and manufacturers that rely on in-house capabilities are required to invest in and maintain significant technological infrastructure, human resources and industry relationships. Successful in-house solutions typically require long periods of setup time and substantial up-front capital expenditures by the seller to procure hardware, as well as significant ongoing expense to maintain the infrastructure and staff necessary to keep these systems running effectively. For smaller retailers and manufacturers, these up-front investments and ongoing costs can be prohibitively expensive.

•

Point solutions are limited in functionality and channels supported.    There are numerous narrowly tailored, or point, solutions available for retailers and manufacturers to help them manage single online channels or a single category of channels, but these point solutions often do not address the needs of retailers and manufacturers seeking to manage pricing and inventory across multiple channels through a single, unified platform. For example, there are a number of search engine marketing firms that manage paid search programs on behalf of retailers, but those firms typically do not help retailers integrate with third-party marketplaces or comparison shopping sites. Similarly, existing marketplace integration vendors may not offer solutions for other online channels. Without a single, integrated platform that connects with a broad array of channels, retailers and manufacturers must work with disparate point solutions, which is often inefficient and difficult to manage.

•

Solutions provided by the channels are not aligned with customers’ broader online goals.    Most online channels offer their own solutions that help retailers and manufacturers connect with their specific channel and provide basic inventory control and data reporting functionality. By their very nature, however, these solutions are not channel independent and cannot help customers coordinate or optimize their online sales across the multiple online avenues available to them. As with point solutions, retailers and manufacturers must work with disparate third-party providers to connect with a broad array of channels, which requires significant time and costs.

Increasing recognition of the benefits of SaaS solutions

Enterprises are increasingly using SaaS solutions to manage critical elements of their businesses, including e-commerce. Gartner, Inc., or Gartner, an industry research firm, estimates that the total worldwide cloud SaaS market will grow from $13.4 billion in 2011 to $32.2 billion in 2016, a compound annual growth rate of 19%, and that sales of e-commerce enablement services will grow from $4.8 billion in 2011 to $9.0 billion in 2016, a compound annual growth rate of 13%. SaaS solutions generally offer customers several distinct advantages over traditional in-house models, known as on-premises solutions, including lower upfront and ongoing costs, faster speed of implementation and less reliance on internal IT staff.

The ChannelAdvisor Solution

Our suite of SaaS solutions allows our customers to more easily integrate, manage and optimize their online sales across hundreds of available channels through a single, integrated platform. Our suite of solutions includes a number of individual offerings, or modules. Each module integrates with a particular type of channel, such as third-party marketplaces, paid search or comparison shopping websites, or supports specific online functionality aimed at customers wanting to establish their own e-commerce presence or enhance the effectiveness of their existing online storefronts, such as creating webstores or employing rich media solutions on their websites. Using our cloud-based platform, customers can connect to multiple, disparate channels through a single, user-friendly solution instead of separately integrating with each channel. We provide a single code base and multi-tenant architecture, which means that all of our customers operate on the same version of our software and we do not customize our products for individual customers. We provide our customers with access to new and existing online channels and new sources of demand for their products, which can ultimately lead to increased revenue for our customers.

We believe our suite of solutions offers the following key benefits for our customers:

•

Single, fully integrated solution.    Through our SaaS platform, we provide our customers with a single web-based interface as the central location for them to control, analyze and manage their online sales across hundreds of available channels and multiple geographies. This unified view enables our customers to more cost-effectively manage product listings, inventory availability, pricing optimization, search terms, data analytics and other critical functions across channels based on the customer’s specified rules and performance metrics in order to drive traffic and increase revenue.

•

Reduced integration costs, time to market and dependence on in-house resources.     Customers can more easily and quickly introduce their products, both to channels on which they already have a presence and to new channels, without the costs related to installing and maintaining their own hardware and software infrastructure. A customer’s initial installation and integration of our solutions can often be completed in less than two months, with additional modules of our software generally available immediately without incurring significant additional resources to integrate. We manage and host our solutions on behalf of our customers, thereby reducing the customer’s cost and dependency on dedicated IT staff or on-premises systems.

•

Scalable technology platform.    In 2012, our customers processed over $3.5 billion in GMV through our platform and as of March 31, 2013, our customers managed over 100 million SKUs of their inventory on our platform. We believe that the scalability of our platform allows us to quickly and efficiently support an increasing number of product listings and transactions processed through our platform as we add new customers, integrate new channels and accommodate seasonal surges in consumer demand.

•

Flexibility to adapt and instantaneous access to our most up-to-date capabilities.     Channels are frequently updating their product information requirements, policies, merchandising strategies and integration specifications, requiring customers to frequently revise their product listings, attributes, business rules and possibly even their overall online business strategies. Without the ability to quickly adapt to these changes, customers risk losing revenue. Through our single code base and multi-tenant architecture, we provide the latest channel updates through regular product upgrades. When we develop and deploy new features, functions and capabilities, or make changes to keep up with the changing priorities and requirements of each channel, our customers simultaneously benefit from those new capabilities and changes.

•

Robust data and reporting analytics.    Through our robust data and reporting analytics, we provide our customers with insight into the latest channel and consumer trends and general product performance. Our dashboards highlight sales trends, top performing products, seller reputation and repricing activity, among other key performance indicators, and alert customers to issues and errors in product listings. These capabilities provide actionable insights that allow customers to evaluate and, if necessary, improve the efficiency of their business rules on existing or new channels.

Our Competitive Strengths

We believe we have the following competitive strengths:

•

Industry leader with trusted reputation and long-term channel relationships.    We believe that we are regarded as a trusted expert on the e-commerce industry. We publish industry data and analyses through blogs that are followed and often cited by prominent industry analysts and major national publications, including Thomson Reuters, The Wall Street Journal, Bloomberg and The New York Times. We believe our thought leadership position not only reinforces the value of our brand for potential customers but also allows us to offer our existing customers differentiated insights that help them adapt to the rapidly and continuously changing e-commerce landscape. We have thousands of customers and we also maintain close working relationships with the major channels, including Amazon, eBay and Google. These relationships often provide us early visibility into upcoming changes that are important to our customers.

•

Channel independence.    Unlike the integration and listings management solutions offered by individual channels or competitive third-party solutions that support only one channel or category of channels, our solutions do not favor any particular group of channels or any one channel over others. As a result, we are more independent and therefore focus primarily on providing solutions to our customers to enable them to maximize their GMV processed through our platform, regardless of which channel benefits from the increased GMV. This independence also allows us to continuously add new channels that will help to increase our customers’ online sales, without having to specifically consider the impact on other existing channels of our adding a new channel. We believe that our pricing model, under which a portion of our revenue is dependent upon the amount of GMV processed through our platform, aligns our interests with those of our customers, regardless of the specific channels they choose.

•

Network effects from breadth of channel relationships and size of customer base.    We enable our customers to connect with over 200 online channels, including well-known, global companies such as Amazon, eBay, Google, Bing, Yahoo! and Facebook, as well as many emerging, specialty retail and geographically focused companies, such as La Redoute, Buscapé and TradeMe. We believe the breadth of channels that we support attracts customers to our solutions. As our customer base has grown, we have also experienced increased demand from channels seeking to be integrated with our platform. We believe the demands of our customers for access to new online channels, and the demands of online channels for access to new retailers and manufacturers, reinforce each other and enhance the value of our solutions.

•

Economies of scale and resulting cost efficiencies.    We believe that having nearly 2,000 core customers gives us economies of scale across our customer base that enable us to provide services more cost-effectively than retailers and manufacturers who develop and manage their own in-house systems. For example, because of our single code base and multi-tenant architecture, we can leverage our investments in integrations to channels like Amazon and eBay across our entire customer base. We are also able to use a common infrastructure to accommodate spikes in transaction volume.

•

Established global presence.    We have established a strong international presence since launching our international operations in 2004. As of March 31, 2013, we had over 500 core customers outside of the United States. Core customers outside the United States accounted for over 20% of our core revenue during the year ended December 31, 2012 and the three months ended March 31, 2013. We have international offices in the United Kingdom, Ireland, Germany, Australia and Hong Kong. We believe that our international presence enhances our ability to connect customers with demand for their products from a global audience.

Our Growth Strategy

We seek to strengthen our position as a leading provider of solutions that connect retailers and manufacturers with established and emerging online sources of demand for their products. The following are the key elements of our growth strategy:

•

Expand our sales force to acquire new customers.    We intend to increase our sales force in order to reach and acquire new customers in existing and new geographies. By increasing investment in our sales and marketing capabilities, we believe that we will be able to further expand our brand among new potential customers, grow our revenue and achieve greater economies of scale.

•

Broaden and deepen existing customer relationships.    We intend to expand our sales, marketing and services efforts to help our customers increase their overall GMV processed through our platform by taking full advantage of the functionality of our suite of solutions. Typically, new customers initially subscribe to one or two modules that address an immediate need. As our customer service team helps these customers optimize usage of their existing modules, their online businesses often improve and customers look to expand into additional modules within our suite of solutions. Our sales and account management teams are then able to cross-sell additional modules, thereby broadening and deepening our customer relationships.

•

Increase our global market presence.    We have already developed a strong international presence, with over 20% of our core revenue for the year ended December 31, 2012 generated from customers outside of the United States, and we believe there is significant opportunity for further international growth. We intend to continue our international expansion to attract new international customers and help our existing multinational customers grow their online sales. We plan to expand our existing presence in Europe and the Asia-Pacific region and to establish new operations in Latin America.

•

Expand the number of channels supported by our platform.    We intend to continue to build integrations with additional channels, both within the United States and abroad. Although our channel portfolio already includes hundreds of channels, there are a number of large channels with which our solutions are not integrated, such as MercadoLibre in Latin America and Alibaba in Asia. Similarly, we believe that as e-commerce grows in importance, new and innovative online channels for marketing and selling merchandise will continue to emerge. We believe that by selectively adding more channels, we will grow both our customer base and the potential GMV that customers are able to process through our platform.

•

Maintain innovation leadership.    We intend to continue to develop and introduce new features and improved functionality to our platform. Key initiatives include developing increased workflow automation, enhanced data analytics and expanded foreign language support. In addition, as the GMV processed through our platform and the number of available channels we support increase, we will continue to invest in our technology so that it remains scalable and reliable.

•

Opportunistically pursue strategic acquisitions.    We may opportunistically pursue acquisitions of complementary businesses and technologies that are consistent with our overall growth strategy. We believe that a selective acquisition strategy could enable us to enhance our product capabilities, gain new customers and accelerate our expansion into new markets.

Our Products

Key Elements of the ChannelAdvisor Platform

We automate the workflow through which retailers and manufacturers manage their sales through online channels. Our suite of solutions includes the following key capabilities:

•

Inventory and order management.    We provide a single, unified platform for our customers to upload and modify their product catalog data, monitor inventory stock levels and create a single inventory feed that serves multiple available online channels. Managing inventory and order data is the foundation for much of the customer activity on our platform. We offer a variety of ways for customers to enter and modify product data, including through a sophisticated user interface, file exchange and application programming interfaces, or APIs. Our inventory system is capable of scaling across thousands of customers during critical selling periods, such as the year-end holiday season. The flexibility of the system allows each customer to customize the inventory data specific to its products, such as size, color, height and width, and to vary the format of the data to meet the specific requirements of each channel. Our platform provides various features that allow a customer to list products on multiple channels while mitigating the risk of overselling. These features include the ability to allocate inventory across channels, set buffer quantities to avoid overselling and receive automatic updates based on changes to the customer’s inventory.

•

Product matching.    Once inventory is loaded into the platform, we provide features that improve our customer’s ability to successfully list its products on the various channels. Depending on the needs of the particular channel, we are able to pre-validate the customer’s data and formats before sending them to the channel, reducing errors caused by poor data quality and thus reducing the time it takes to list products on that channel. On some channels, we employ advanced product-matching algorithms that are designed to accurately place the customer’s product offerings within the channel’s product classification taxonomy.

•

Business rules and templates.    Our platform offers tools that enable a customer to develop and manage sophisticated business rules and product listing templates that automatically determine how and when the product will be displayed in each channel. Through a single interface, a customer can utilize these tools to customize product listing descriptions across various channels using different attributes, such as price, time of day and competitive dynamics. For example, a consumer electronics retailer can automatically advertise tens of thousands of products on multiple channels while ensuring real-time accuracy of product availability, optimizing price and managing to specific margin thresholds, all at an individual product level.

•

Price optimization.    Our platform provides customers the ability to dynamically price their products across some of our available channels based on a number of factors, such as prices of competitors, margin thresholds and promotions. Prices can vary by channel and, using our sophisticated technology, a customer can automatically update pricing based on the competitive environment. The customer avoids the manual effort of monitoring the competition and changing prices, while preserving the ability to remain price competitive.

•

Proprietary reporting and analytics.    We provide proprietary reporting and analytics capabilities that allow our customers to view general product performance and trends affecting their consumer base across multiple channels and to obtain detailed performance data at a channel or SKU level that can be used in a particular online sales campaign. Our dashboards highlight sales trends, top performing products, seller reputation and repricing activity, among other key performance indicators. The dashboards also alert customers to issues or errors, such as data that are in a form inconsistent with the requirements of a particular channel. These capabilities provide actionable insights that allow customers to revise their business rules and listings on a real-time basis with the goal of improving their sales and profitability.

•

Developer ecosystem.    We offer third-party developers of complementary e-commerce solutions access to our platform through APIs. These APIs enable these third-party developers to build connections to our platform that meet their specific needs without requiring us to offer customized software code to them. We currently provide APIs to approximately 70 third-party developers who have integrated their solutions with ours. For example, our API integrates our platform with online storefronts provided by Demandware, another provider of SaaS e-commerce solutions, to further streamline our joint customers’ e-commerce operations.

Individual Modules

We offer our software suite to customers through a series of modules. Generally, each of our modules is priced individually and is integrated with our platform’s underlying inventory management system, templates, rules and reporting systems. The primary modules we offer are:

•	Marketplaces. Our Marketplaces module connects customers to third-party marketplaces, including Amazon, Buy.com, eBay, Groupon, La Redoute, Newegg, Sears.com and TradeMe.

•

Comparison Shopping.    Our Comparison Shopping module connects customers to over 100 comparison shopping websites, including Google Shopping, Nextag, PriceGrabber, Shopping.com, TheFind, LeGuide and Kelkoo.

•

Paid Search.    Our Paid Search module allows customers to advertise products on search engines such as Google, Bing and Yahoo!. This module utilizes data from our inventory management system and also provides an automated search-term bidding capability so that customers can better manage their online marketing spending.

•

Social Campaigns.    Our Social Campaigns module allows customers to publish customized promotional campaigns on Facebook. With this module, customers can promote featured products, seasonal specials, daily deals and new products to educate consumers, increase brand awareness and drive traffic back to their own e-commerce websites. This module also allows customers to include social buttons, such as “Like,” “Share” and “Send,” to encourage interaction and sharing of products with other potential consumers.

•

Flex Feeds.    Our Flex Feeds module allows customers to generate and send customized product data feeds to their partners, such as affiliate networks, retargeting vendors, personalization vendors and product review platforms.

We also offer two additional modules aimed at customers that want to establish their own e-commerce storefronts or to enhance the effectiveness of their existing storefronts.

•

Webstores.    Our Webstores module offers e-commerce website capabilities and targets smaller customers that seek to establish their own online storefronts, including sites optimized for mobile access. In addition to providing inventory management and search engine optimization for their own websites, customers can add functionality and features made available by third parties, such as product reviews, live chat and checkout capabilities.

•

Rich Media.    Our Rich Media module provides enhanced media asset management, image zoom, color swatching and video capabilities and is targeted to customers seeking to enhance product merchandising and their consumers’ online experience on their e-commerce websites, thereby improving conversion rates.

Our Customers

As of March 31, 2013, we had nearly 2,000 core customers worldwide, including retail and manufacturer customers across many consumer product categories, and served 27% of the Internet Retailer Top 500 based on 2012 sales. For the year ended December 31, 2012 and the three months ended March 31, 2013, our ten largest customers in the aggregate accounted for 7.2% and 6.7% of our total revenue, respectively. No single customer accounted for more than 2% of our total revenue in either of these periods.

The following chart provides a breakdown of our core customer base as of March 31, 2013 by retail category:

The following chart shows the breakdown of our core customer base as of March 31, 2013 by geography:

The percentages in the charts above reflect the number of core customers in the specified categories. We assign each customer to one of the retail categories shown in the first chart based on the primary category of merchandise it sells online, even though some customers may sell merchandise in more than one category. We categorize U.S. and international customers based on their billing address.

We also classify our customers into self-service accounts and managed-service accounts. Self-service customers operate our software themselves, while managed-service customers generally outsource most or all of the management of one or more channels to our professional services team, which then operates our software on the customer’s behalf based on instructions provided to us by the customer. Our self-service customers account for a substantial majority of our revenue.

Case Studies

The following case studies illustrate how retailers, manufacturers and channels have used our solutions to meet their business objectives.

Dell.    Dell, a multinational technology company that was ranked eighth on the Internet Retailer Top 500 based on 2012 sales, has been a customer since 2008 through its advertising agency, MediaCom. Dell subscribes to our Comparison Shopping module in order to reach potential customers searching on PriceGrabber, Nextag and other websites. Using the Comparison Shopping module, Dell is able to manage and optimize its product advertisements to drive qualified visitors to its websites who are typically already in the market for its products. Our platform powers Dell’s multi-channel strategy by providing robust capabilities for transforming the data from Dell’s inventory feeds into highly visible advertisements across comparison shopping sites while ensuring accuracy of product pricing and availability. Dell initially used our solutions for its advertising initiatives in North America but subsequently expanded its relationship with us to manage additional comparison shopping channels in Europe and Latin America.

ReCellular.    ReCellular, a seller of used cell phones and portable electronics, has been a customer since 2010, when it initially subscribed to our Marketplaces and Webstores modules. Following its sales growth on Amazon and eBay during 2011 and 2012, as measured by the amount of GMV processed through our platform, ReCellular has expanded to additional marketplaces. With the objective of increasing revenue and driving high-quality, direct traffic to its online storefront already managed using our Webstores module, ReCellular also subscribed to our Comparison Shopping module in late 2010 and our Paid Search module in 2011.

Littlewoods Clearance.    Littlewoods Clearance is a subsidiary of Shop Direct Group, a retail holding company based in the United Kingdom that was ranked seventh on the Internet Retailer Top 400 Europe based on 2011 sales. It sells surplus merchandise from within the Shop Direct Group and has been a customer since 2007. Littlewoods Clearance runs the Bargain Crazy website, Very Clearance eBay store, Littlewoods Clearance eBay store and an Amazon store. Littlewoods Clearance subscribes to our Comparison Shopping module and a premium version of our Marketplaces module, helping to manage its inventory and sales across multiple channels from one dashboard within our platform. During the year ended December 31, 2012, Littlewoods Clearance’s sales on eBay through our premium Marketplaces module increased by 33%, as compared to 2011. In October 2012, we won the Retail Systems Award for “Online Technology Vendor 2012” after having been nominated by Littlewoods Clearance.

Barratts Trading.    Barratts Trading, an operator of retail shoe stores in the United Kingdom and Ireland, has been a customer since 2008. Barratts subscribes to our Marketplaces module to manage its inventory and sales on eBay and Amazon. Using our platform, Barratts has been able to reduce its expenditures for information technology support while increasing its marketing efficiency. During the year ended December 31, 2012 as compared to the prior year, Barratt’s increased the amount of GMV sold on eBay and processed through our platform by over 170%, while increasing the amount of GMV sold on Amazon and processed through our platform by over 140% during 2012. Barratts expects to use our Marketplaces module to expand its sales on eBay in Australia.

Newegg.    Newegg, an online consumer electronics retailer that was ranked 14th on the Internet Retailer Top 500 based on 2012 sales, has been a channel partner since February 2012. Newegg has expanded its breadth of product selection by accessing our retailer and manufacturer customer base to offer new categories of merchandise on their third-party marketplace. From the launch of our relationship in April 2012 through December 31, 2012, the GMV generated by ChannelAdvisor sellers on Newegg has maintained an average weekly growth rate of over 9%.

Sales and Marketing

Our sales team is responsible for acquiring new customers and growing our relationships with existing customers. Our sales team is divided geographically into three regional groups: North America; Europe, Middle East and Africa; and Asia-Pacific. Within each of these three regions, we further divide our sales representatives into teams that focus on specific accounts depending on customer attributes, such as annual revenue, transaction volume, brand recognition and general e-commerce experience. As of March 31, 2013, we had a total sales staff of 201 employees, with 125 based in the United States and the remainder based in Europe and Australia.

We market our solutions through a variety of means, including trade shows, special events, blogs, webinars, white papers and email marketing. Our co-founder and chief executive officer, Scot Wingo, maintains a blog called eBay Strategies, which has evolved into a widely followed source of general e-commerce analysis and data. We also publish a widely followed report of monthly overall growth performance by various channels, which we call our same store sales, or SSS, report.

Our signature marketing events are our annual ChannelAdvisor Catalyst conferences, which we started in 2001 and are now held in the United States and in Europe. These conferences are our opportunity to connect directly with hundreds of existing and prospective customers and channels. We also frequently hold webinars for our customers and prospects. Our webinars are generally educational in nature and focus on helping our customers maximize their e-commerce performance.

Relationships with Channels

Our solutions benefit the online channels by helping them to attract new retailers and manufacturers that would otherwise be more difficult, time-consuming and costly to acquire and integrate, as well as to provide their own consumers with greater selection and more accurate and up-to-date product information. Accordingly, the channels are often motivated to work closely with us to facilitate our ability to connect our customers to their systems. Because we have thousands of customers, we maintain close working relationships with the major channels, including Amazon, eBay and Google, which we believe often provide us early visibility into upcoming changes that are important to our customers. Channels will often refer prospective customers directly to us. In most cases, however, we do not have formal agreements with the channels and we use the same APIs that they make available directly to retailers.

Services and Support

In addition to our products, we offer an array of services to help our customers succeed, from basic launch and training services and advanced training and account reviews, to fully outsourced professional management for our managed-service customers. Our customer service team is responsible for ensuring that new customers are sufficiently trained and ready to use our software as well as providing ongoing customer support. We provide our customers an online community, online help, tutorial videos and product documentation. We also monitor the progress of our customers, especially those in their first year of using our solutions, against specified milestones, with the goal of maximizing customer retention by proactively engaging customers if they are not meeting important performance milestones that, in our experience, indicate a lack of customer success. Our customer service team also interacts with our managed-service customers on a regular basis, discussing goals and results, and, as appropriate, the tactical and strategic changes needed to achieve those goals.

Our Technology Platform

We have developed our proprietary technology platform over more than a decade with a focus on delivering industry-leading breadth, scalability, reliability and flexibility. Our platform has always been cloud-based and SaaS, with a single code base and multi-tenant software architecture. Because of this, there is no need for our customers to download, install or upgrade software.

We develop our software using agile software development methodologies, which allow us to rapidly iterate by developing small, incremental changes that are continuously integrated into our code base. We generally release new versions of our software approximately every 30 days, except during the year-end holiday season. Through our single code base and multi-tenant software architecture, our customers benefit from our new capabilities simultaneously. We do not need to maintain multiple versions of our software code for different customers.

We physically host our platform in two secure third-party data center facilities located in North America. We deploy both hardware we own and hardware we lease, including servers, networking systems and storage systems, in these data center facilities. We use hardware and software virtualization to maximize the utilization we achieve from our hardware systems. The data center facilities are biometrically secured, environmentally controlled and redundantly powered. We employ system security, including firewalls, encryption technology and antivirus software, and we conduct regular system tests and vulnerability and intrusion assessments. In the event of failure, we have engineered our systems with backup and recovery capabilities designed to provide for business continuity within each data center. We also make use of third-party cloud-based systems, such as content delivery networks, to push some of our storage and processing into the cloud.

Research and Development

Our research and development efforts are focused on enhancing the architecture of our technology platform, creating additional functionality for our customers, enhancing our external developer APIs and maintaining and extending the various points of integration we have to the online channels we support. As of March 31, 2013, we had a total of 71 employees engaged in research and development functions.

Competition

The market for products that help retailers and manufacturers reach online consumers is competitive. The competitive dynamics of our market are unpredictable because it is in an early stage of development, rapidly evolving, fragmented and subject to potential disruption by new technological innovations and the ability of channels to compete with us or make changes to which we need to rapidly adapt.

Several competitors provide solutions that compete with some of the capabilities of our platform, including those who provide software or services to connect retailers and manufacturers with one or more online channels. We also compete with in-house solutions used by retailers and manufacturers that elect to build and maintain their own proprietary integrations to online channels. In addition, we compete with the channels themselves, which typically offer software tools, often for free, allowing retailers and manufacturers to connect to them.

We believe the principal competitive factors in our industry include:

•	industry expertise and thought leadership;

•	relationships with leading online channels;

•	relationships with leading retailers and manufacturers;

•	channel independence;

•	breadth of online channels supported;

•	integration of capabilities;

•	proven and scalable technology; and

•	brand awareness and reputation.

We believe that we compete favorably with respect to all of these factors.

Intellectual Property

Our ability to protect our intellectual property, including our technology, will be an important factor in the success and continued growth of our business. We protect our intellectual property through trade secrets law, patents, copyrights, trademarks and contracts. Some of our technology relies upon third-party licensed intellectual property.

We have two patent applications pending in the United States and one patent application pending in Brazil. We expect to apply for additional patents to protect our intellectual property and will review whether pursuing patent protection in other countries is appropriate. We own a U.S. trademark registration for ChannelAdvisor.

In addition to the foregoing, we have established business procedures designed to maintain the confidentiality of our proprietary information, including the use of confidentiality agreements and assignment-of-inventions agreements with employees, independent contractors, consultants and companies with which we conduct business.

Government Regulation

The legal environment of the internet is evolving rapidly in the United States and elsewhere. The manner in which existing laws and regulations will be applied to the internet in general, and how they will relate to our business in particular, both in the United States and internationally, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, pricing, credit card fraud, advertising, taxation, content regulation, quality of products and services and intellectual property ownership and infringement. Furthermore, it is not clear how existing laws governing issues such as sales and other taxes and personal privacy will apply to the internet, as many of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is also unclear how the laws that do reference the internet will be interpreted by courts, which may impact their applicability and scope. Compliance may be costly and may require us to modify our business practices and product offerings. In addition, it is possible that governments of one or more countries may seek to censor content available on the websites of our customers or may even attempt to completely block access to those websites. Noncompliance or perceived noncompliance could also subject us to significant penalties and negative publicity. Accordingly, adverse legal or regulatory developments could substantially harm our business.

Customers load product information and other content onto our platform, generally without any control or oversight by us, at which point we may legally be considered to be the distributor of that content. This presents legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto our platform. Both in the United States and internationally, we must monitor and comply with a host of legal concerns regarding the content loaded onto our platform. The scope of our liability for third-party content loaded to our platform for delivery to various online e-commerce channels may vary from jurisdiction to jurisdiction and may vary depending on the type of claim, such as privacy, infringement or defamation claims. Our ability to employ processes to quickly remove infringing or offending content from our platform, for example, is an important tool in protecting us from exposure for the potentially infringing activities of our users worldwide. We also incorporate protections in customer contracts that allow us to take steps, if needed, to limit our risk regarding much of the content loaded onto, and collected by, our platform and solutions.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States and internationally that have a direct impact on our business and operations. These laws include, but are not limited to, the following:

Copyright and trademark.    The Copyright Act of 1976 and the statutes and regulations associated with copyrights and trademarks and enforced by the United States Patent and Trademark Office are intended to protect the rights of third parties from infringement. Using our automated service, customers can generally upload any content they designate for use with our solutions. We maintain an active copyright and trademark infringement policy and respond to take-down requests by third-party intellectual property right owners that might result from content posted by our customers using our solutions. As our business expands to other countries, we must also respond to regional and country-specific intellectual property considerations, including take-down and cease and desist notices in foreign languages, and we must build infrastructure to support these processes. The Digital Millennium Copyright Act, or DMCA, also applies to our business. This statute provides relief for claims of circumvention of copyright-protected technologies but includes a safe harbor that is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. Our copyright and trademark infringement policy is intended to satisfy the DMCA safe harbor in order to reduce our liability for customer-generated materials incorporated into our platform.

Data privacy and security.    Data privacy and security with respect to the collection of personally identifiable information continues to be a focus of worldwide legislation and compliance review. Examples include statutes adopted by the State of California that require online services to report breaches of the security of personal data, and to report to California customers when their personal data might be disclosed to direct marketers. In the European Union, where U.S. companies must meet specified privacy and security standards, the Data Protection Directive requires comprehensive information privacy and security protections for consumers with respect to information collected about them. Compliance requirements include disclosures, consents, transfer restrictions, notice and access provisions for which we may in the future need to build further infrastructure to support. We adhere to the Data Protection Directive’s Safe Harbor Privacy Principles and comply with the U.S.-E.U. Safe Harbor Framework as agreed to and set forth by the U.S. Department of Commerce and the European Union concerning U.S. companies doing business in Europe and collecting personal information from European citizens. Under the Safe Harbor Framework, we post on our website our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our posted privacy policies, the Safe Harbor Framework, U.S. Federal Trade Commission,

or FTC, requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition.

In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues that could affect our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in customers and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before prospective buyers can interact with our customers. For example, we have had to work with our customers to comply with the Privacy and Electronic Communications (EC Directive) (Amendment) Regulations 2011 instituted by the United Kingdom, commonly referred to as the UK Cookie Law, which was designed to protect computer users from technologies identifying their computers and specified activities conducted on those computers without the users’ consent. We use tracking technology to track purchases from our customers through our platform, in order to calculate variable subscription fees owed by our customers, among other things. Prohibiting or inhibiting such tracking could make it difficult or impossible to monitor our variable subscription fees. The interpretation and implementation of processes to comply with the UK Cookie Law continues to evolve, and we cannot predict how any new laws will apply to us or our business. Similar “do not track” legislative proposals have been considered in the United States at the federal level, although none have been enacted to date. If enacted, such legislative proposals could prohibit or restrict the use of certain technologies, including tracking technology.

Unsolicited e-mails and communications.    The CAN-SPAM Act of 2003 and similar laws adopted by a number of states regulate unsolicited commercial e-mails, create criminal penalties for unmarked sexually-oriented material and e-mails containing fraudulent headers and control other abusive online marketing practices. Similarly, FTC guidelines impose responsibilities upon us and our customers for communications with consumers and impose fines and liability for any failure to comply with rules relating to advertising or marketing practices that the FTC may deem misleading or deceptive. The European Union also maintains standards and regulations with respect to communications with consumers that we must comply with as we expand our marketing practices into those countries or with which our customers, utilizing our solutions, must comply. Some ways we seek to comply with these measures include requiring our customers to communicate with their consumers in order to comply with laws concerning spam and unsolicited emails and establishing processes to allow direct receivers of e-mail marketing communications from us to opt out of future communications.

Credit card protections.    We collect credit card data in processing the fees paid to us by our customers, as well as consumer credit card information when our customers use some of our solutions. Several major credit card companies have formed the Payment Card Industry Council, or PCI Council, in order to establish and implement security standards for companies that transmit, store or process credit card data. The PCI Council has created the Payment Card Industry Data Security Standard, or PCI DSS. Though the PCI DSS is not law, merchants using PCI Council members to process transactions are required to comply with the PCI DSS, with associated fines and penalties for non-compliance. Elements of the PCI DSS have begun to emerge as law in some states, however, and we expect the trend to continue as to further laws and restrictions in collecting and using credit card information. Most of our solutions, to the extent they involve the collection of consumer credit card information, are PCI DSS compliant. Our system for accepting credit card payments from our international customers is not currently PCI DSS compliant, but we are working on modifying it so that it will be. Our lack of PCI DSS compliance in this area of our business has not had a material impact on our revenues to date, and we are planning to be fully PCI DSS compliant by the end of the second quarter of 2013. We have also engaged a third-party compliance adviser to assess our compliance with the PCI DSS on an annual basis.

Employees

As of March 31, 2013, we had 432 employees, most of whom are located in the United States. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

Our principal offices occupy approximately 56,000 square feet of leased office space in Morrisville, North Carolina pursuant to a lease agreement that expires in September 2021. We also maintain sales, service, support or research and development offices in New York, New York; Seattle, Washington; London, England; Limerick, Ireland; Berlin, Germany; Melbourne, Australia; and Hong Kong. We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we are subject to litigation and claims arising in the ordinary course of business. We are not currently a party to any material legal proceedings and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results, cash flows or financial condition.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table sets forth information concerning our directors, executive officers and other key employees, including their ages as of March 31, 2013:

Name	Age	Position
Executive officers:
M. Scot Wingo	44	Chief Executive Officer and Director
Aris A. Buinevicius.	45	Chief Technology Officer and Director
David J. Spitz	40	President and Chief Operating Officer
John F. Baule	49	Chief Financial Officer
S. Scott Alridge	41	General Counsel and Secretary

Other key employees:
Ryan C. Walsh	36	Vice President, Sales
Suzanne T. Miglucci	52	Chief Marketing Officer
Tat H. Ng	49	Vice President, Engineering
Brad R. Schomber	39	Vice President, Finance

Non-employee directors:
Timothy J. Buckley.	61	Director
Robert C. Hower	48	Director
Patrick J. Kerins	57	Director
Louis J. Volpe	63	Director
Timothy V. Williams	63	Director

Executive Officers

M. Scot Wingo

Mr. Wingo is a co-founder of our company and has served as our chief executive officer and chairman of our board of directors since our inception in 2001. Prior to founding ChannelAdvisor, he served as general manager of GoTo Auctions, chief executive officer and co-founder of AuctionRover.com, which was acquired by GoTo.com, and as chief executive officer and co-founder of Stingray Software, which was acquired by RogueWave. Mr. Wingo received a B.S. degree in computer science from the University of South Carolina and a M.S. degree in computer science from North Carolina State University. The board of directors believes that Mr. Wingo’s knowledge of our company as one of our co-founders, his reputation as a thought leader in the e-commerce industry and his experience with software companies prior to founding our company allow him to make valuable contributions to the board.

Aris A. Buinevicius

Mr. Buinevicius is a co-founder of our company and has served as our chief technology officer and a member of our board of directors since our inception in 2001. Prior to ChannelAdvisor, he served as director of technology at GoTo Auctions, chief technology officer and co-founder of AuctionRover.com and chief technology officer and co-founder of Stingray Software. Mr. Buinevicius received a B.S. degree in computer science from Iowa State University and an M.S. degree in computer science from North Carolina State University. The board of directors believes that Mr. Buinevicius’s knowledge of our company as one of our co-founders and his technological experience with software companies prior to founding our company allow him to make valuable contributions to the board.

David J. Spitz

Mr. Spitz has served in a number of capacities with our company since 2006 and currently serves as our president and chief operating officer, a position he has held since 2010. He was an entrepreneur-in-residence at the Aurora Funds, a venture capital firm, from 2005 to 2008. Previously, from 2000 to 2002, Mr. Spitz was founder and chief technology officer of WindWire, a mobile marketing company that was acquired by Avesair, where he then served as president until its acquisition by Inphonic in 2003. In 1996 he co-founded, and until 1998 served as chief technology officer of, Netsation, a network management software company acquired by Nortel Networks, where he then served as senior principal technologist until 2000. Mr. Spitz received a B.A. degree in computer science from the University of California, San Diego. He holds three U.S. patents, is past chairman of the North Carolina School of Science and Mathematics Foundation Board and is chair-elect and a member of the executive committee and board of directors of CED, an entrepreneurial support organization for companies in the southeastern United States.

John F. Baule

Mr. Baule has served as our chief financial officer since November 2012. From July 2011 until joining ChannelAdvisor, Mr. Baule consulted for private equity investors on potential education acquisitions and most recently served as interim chief financial officer for INTO, a London-based global education company. From November 2009 to June 2011, he served as chief operating officer and chief financial officer of Apollo Global, an international post-secondary education company. From 2005 to October 2009, he served as chief operating officer and chief financial officer of K12 Inc., a public technology-based education company. From 1999 through 2004, Mr. Baule served as senior vice president of finance and then as chief financial officer for Headstrong, a global consultancy services firm. From 1990 to 1999, Mr. Baule worked for Bristol-Myers Squibb, or BMS. He initially joined BMS’s corporate audit group. He then spent six years with BMS based in the Asia-Pacific region, first as the director of finance for BMS Philippines and then as the regional finance director for BMS Asia-Pacific in Hong Kong. He later served as director of international finance for the BMS Nutritional Division. Mr. Baule began his career working in the audit services practice at KPMG from 1986 to 1990. Mr. Baule received a B.B.A. degree in Accounting from the College of William and Mary, and he is a Certified Public Accountant.

S. Scott Alridge

Mr. Alridge has served as our general counsel since 2002 and as our corporate secretary since 2006. Since 2010, he has also served as our vice president of new markets, a role in which he oversees our Asia-Pacific sales and operations, as well as growth into emerging markets. Prior to ChannelAdvisor, from 2000 to 2002, Mr. Alridge served as an in-house attorney for Glenayre Electronics, a public telecommunications company, where he worked on domestic and international transactional and corporate matters. From 1997 to 2000, he served at IBM, working with contracts and negotiations. Mr. Alridge received a B.A. degree from the University of Illinois at Urbana-Champaign and a J.D. degree from the Walter F. George School of Law at Mercer University.

Other Key Employees

Ryan C. Walsh

Mr. Walsh has served our company in a number of sales positions of increasing responsibility since 2001, including sales executive, director of strategic accounts, director of sales and, since January 2011, vice president of sales. Prior to ChannelAdvisor, from 2000 to 2001, he served as sales manager for GoTo Auctions. Mr. Walsh received a B.A. degree from the University of North Carolina at Chapel Hill.

Suzanne T. Miglucci

Ms. Miglucci has served as our chief marketing officer since May 2012. Prior to ChannelAdvisor, from November 2010 to May 2012, she served as senior director of global procurement solution marketing at SAP, a software company. From January 2010 to July 2010, she served as vice president of marketing and business strategy for Trellia Networks, a software company. From 2002 to December 2009, Ms. Miglucci served as vice president of marketing and then vice president of business development for SciQuest, a software company. From 1996 to 2002, she held executive marketing and business development roles at Computer Associates, Arsenal Digital Solutions, which was subsequently acquired by IBM, and MicroMass Communications, a marketing agency. Ms. Miglucci received a B.S. degree from Fitchburg State College and an M.S. degree from Colorado State University.

Tat H. Ng

Mr. Ng has served as our vice president of engineering since October 2010. From 2007 to October 2010, he served as senior vice president of engineering and hosting operations for Rivermine Software, a SaaS-based telecommunications software company subsequently acquired by IBM. From 2003 to 2006, he served as director of engineering for Borland Software, a public software company. Previously, Mr. Ng served in a number of engineering roles for software companies, including ECNet, Sybase and NRM Computer Systems. Mr. Ng holds a B.S. degree in engineering from the University of Arizona.

Brad R. Schomber

Mr. Schomber has served as our vice president of finance since July 2010. He joined ChannelAdvisor in 2006, serving as our controller until July 2009 and then as director of finance until July 2010. From 2002 to 2006, Mr. Schomber served as senior audit manager for Grant Thornton, an accounting firm. He began his career with the accounting firm of Arthur Andersen in 1995, ultimately serving as audit manager. Mr. Schomber holds a B.S. degree from Wake Forest University and is a Certified Public Accountant.

Non-Employee Directors

Timothy J. Buckley

Mr. Buckley has served as a director of our company since 2004. Mr. Buckley has served as chief executive officer of Xtium Inc., a provider of virtual hosting and recovery services, since November 2011. From 2003 to 2011, Mr. Buckley served as a consultant to a number of technology companies. From 1999 to 2003, Mr. Buckley served as the chief operating officer for Red Hat, a public software company. From 1993 to 1999, Mr. Buckley was senior vice president of worldwide sales at Visio Corporation, a public software application company that was acquired by Microsoft in 2000. He has served on the board of directors of SciQuest, Inc., a public on-demand software company, since March 2010 and currently serves on the boards of directors of several private companies. Mr. Buckley holds a B.A. degree from Pennsylvania State University. The board of directors believes that Mr. Buckley’s experience as a sales executive and chief operating officer for publicly held companies in the software industry as well as a director of several private companies allow him to make valuable contributions to the board.

Robert C. Hower

Mr. Hower has served as a director of our company since 2005. Since 2002, Mr. Hower has served as a general partner of Advanced Technology Ventures, or ATV, a venture capital firm, where he is the East Coast lead partner for investments in information technology and is primarily focused on the internet, digital media and software sectors. He currently serves on the board of directors of Acme Packet, Inc., a public communications company. From 2000 to 2002, he served as a director at

BancBoston Ventures, Inc., a venture capital firm. From 1995 to 1999, Mr. Hower held senior management roles at Priority Call Management through its acquisition by LHS Group, after which he continued as vice president of sales for Europe, the Middle East and Africa until 2000. Mr. Hower’s prior management experience also includes sales and marketing roles at Lotus Development and General Mills. He holds a B.A. degree from Harvard College and an M.B.A. degree from The Amos Tuck School of Business at Dartmouth College. The board of directors believes that Mr. Hower’s broad investment experience in the information technology industry allows him to make valuable contributions to the board.

Patrick J. Kerins

Mr. Kerins has served as a director of our company since 2007. Since 2006, Mr. Kerins has served as a general partner of New Enterprise Associates, Inc., or NEA, a venture capital firm. From 1997 to 2006, he served as a general partner of Grotech Capital Group, a venture capital firm. Prior to Grotech, Mr. Kerins was an investment banker with Alex. Brown & Sons, focusing on high-technology companies. Mr. Kerins currently serves on the boards of directors of Millennial Media, Inc., a public mobile advertising company, and a number of private portfolio companies of NEA and is chairman emeritus of the Mid-Atlantic Venture Association. He received a B.S. degree from Villanova University and an M.B.A. degree from Harvard Business School. The board of directors believes that Mr. Kerins’s broad investment experience in the information technology industry allows him to make valuable contributions to the board.

Louis J. Volpe

Mr. Volpe has served as a director of our company since 2008. Since 2000, Mr. Volpe has served as managing partner of Kodiak Venture Partners, an investment firm, where he leads investment efforts in software and core technology areas. Prior to joining Kodiak, Mr. Volpe served as president, chief operating officer and director of ArrowPoint Communications, which was acquired by Cisco Systems in 2000. Prior to joining ArrowPoint, he served as senior vice president of worldwide sales and marketing and a member of the board of directors of GeoTel Communications, which was acquired by Cisco Systems in 1999. From 1989 to 1994, Mr. Volpe served as senior vice president of marketing and operations for Parametric Technology Corporation. Mr. Volpe holds a B.A. degree from Tufts University and an M.B.A. degree from Boston University. The board of directors believes that Mr. Volpe’s focus on technology and his experience in senior roles and as a director at a variety of companies allow him to make valuable contributions to the board.

Timothy V. Williams

Mr. Williams has served as a director of our company since November 2012. Mr. Williams most recently served as senior vice president and chief financial officer of Blackbaud, Inc., a public company that provides software and services to non-profit organizations, from 2001 until his retirement in November 2011. From 1994 to 2001, he served as executive vice president and chief financial officer of Mynd, Inc., a public provider of software and services to the insurance industry that is now a subsidiary of Computer Sciences Corporation. Previously, Mr. Williams worked at Holiday Inn Worldwide, most recently as executive vice president and chief financial officer. Since 2007, Mr. Williams has served on the board of directors of and as chairman of the audit committee of PROS Holdings, Inc., a public company providing pricing and revenue management software and services. He also serves on the board of directors and as chairman of the audit committee of several private companies. Mr. Williams holds a B.A. degree from the University of Northern Iowa. The board of directors believes that Mr. Williams’s extensive financial, business, management and public software company experience, including as a chief financial officer, and his extensive knowledge of accounting, risk management, general management of software companies, and public company reporting requirements and processes, allow him to make valuable contributions to the board.

Board Composition

Our board of directors currently consists of seven members. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of successor directors at the annual meeting of stockholders, or until the director’s earlier removal, resignation or death.

Our directors were elected to and currently serve on the board pursuant to a voting agreement among us and several of our largest stockholders. This agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors.

In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board and which will serve staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	Class I will consist of Messrs. Hower, Volpe and Wingo, and their term will expire at our first annual meeting of stockholders to be held after the completion of this offering;

•	Class II will consist of Messrs. Buckley and Kerins, and their term will expire at our second annual meeting of stockholders to be held after the completion of this offering; and

•	Class III will consist of Messrs. Buinevicius and Williams, and their term will expire at our third annual meeting of stockholders to be held after the completion of this offering.

Our amended and restated bylaws, which will become effective upon completion of this offering, will provide that the authorized number of directors may be changed only upon approval by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Buckley, Hower, Kerins, Volpe and Williams, representing five of our seven directors, are “independent directors” as defined under New York Stock Exchange, or NYSE, rules.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent registered public accountants. Our audit committee consists of three directors, Messrs. Williams, Kerins and Volpe, and our board of directors has determined that each of them is independent within the meaning of NYSE listing requirements and the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Williams is the chairman of the audit committee, and our board of directors has determined that Mr. Williams is an “audit committee financial expert” as defined by SEC rules and regulations. Our board of directors has determined that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Sarbanes-Oxley Act, NYSE listing requirements and SEC rules and regulations. We will continue to evaluate, and we intend to comply with, all future requirements to the extent that they become applicable to our audit committee. The principal duties and responsibilities of our audit committee include:

•

appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our consolidated financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

•	approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly consolidated financial statements; and

•

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

Compensation Committee

Our compensation committee reviews and determines the compensation of all our executive officers. Our compensation committee consists of two directors, Messrs. Buckley and Kerins, each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. Mr. Kerins is the chairman of the compensation committee. Our board of directors has determined that the composition of our compensation committee satisfies the applicable independence requirements under, and the functioning of our compensation committee complies with the applicable requirements of, NYSE listing rules and SEC rules and regulations. We will continue to evaluate, and intend to comply with, all future requirements applicable to our compensation committee. The principal duties and responsibilities of our compensation committee include:

•

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

•	setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

•	exercising administrative authority under our stock plans and employee benefit plans;

•	establishing policies and making recommendations to our board of directors regarding director compensation;

•	reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

•

preparing a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of two directors, Messrs. Hower and Williams. Mr. Hower is the chairman of the nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee satisfies the applicable independence requirements under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, NYSE listing standards and SEC rules and regulations. We will continue to evaluate, and intend to comply with, all future requirements applicable to our nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	assessing the need for new directors and identifying individuals qualified to become directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	assessing individual director performance, participation and qualifications;

•	developing and recommending to the board corporate governance principles;

•	monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

•	overseeing an annual evaluation of the board’s performance.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website at www.channeladvisor.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

Mr. Wingo, our chief executive officer, served as a member of our compensation committee during the year ended December 31, 2012. Mr. Wingo has resigned as a member of this committee. Other than Mr. Wingo, none of our directors who currently serves as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

We have not historically paid cash retainers or other compensation with respect to service on our board of directors, except for reimbursement of direct expenses incurred in connection with attending meetings of the board or committees. In November 2012, upon Mr. Williams joining our board of directors, we entered into an unwritten arrangement with him pursuant to which he will be paid $50,000 annually for his service as a director and an additional $20,000 annually for his service as the chairman of our audit committee. In addition, we awarded to Mr. Williams an option to purchase 15,625 shares of our common stock at an exercise price of $8.64 per share. This option will vest in eight quarterly installments through November 2014, subject to Mr. Williams’s continued service through each applicable vesting date. Other than Mr. Williams, none of our non-employee directors serving as of December 31, 2012 held any options to purchase our common stock.

In March 2013, we entered into an unwritten arrangement with Mr. Buckley pursuant to which he will be paid $50,000 annually for his service as a director. In addition, we awarded to Mr. Buckley an option to purchase 6,250 shares of our common stock at an exercise price of $8.80 per share. This option will vest in four equal quarterly installments through March 2014, subject to Mr. Buckley’s continued service through each applicable vesting date.

In March 2013, we also entered into letter agreements with Messrs. Williams and Buckley pursuant to which vesting under the foregoing stock options would be accelerated in full upon a change of control transaction.

The following table sets forth information regarding compensation earned for service on our board of directors during the year ended December 31, 2012 by our non-employee directors. Mr. Wingo, our chief executive officer, and Mr. Buinevicius, our chief technology officer, are also directors but do not receive any additional compensation for their services as a director. Messrs. Wingo’s and Buinevicius’s compensation as executive officers is set forth below under “Executive Compensation—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
Timothy J. Buckley	—	—	—	—
Robert C. Hower	—	—	—	—
Patrick J. Kerins	—	—	—	—
Louis J. Volpe	—	—	—	—
Timothy V. Williams	10,306	62,066	—	72,371

(1)	This column reflects the full grant date fair value for options granted during the year as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 10 to our audited consolidated financial statements included in this prospectus.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned during the years ended December 31, 2012 and 2011 by our named executive officers.

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)

M. Scot Wingo
Chief Executive Officer(4)	2012	125,000	—	—	90	125,090
	2011	125,000	—	—	90	125,090

John F. Baule
Chief Financial Officer(5)	2012	47,949	662,778	—	389	711,115

Aris A. Buinevicius
Chief Technology Officer(4)	2012	125,000	—	—	135	125,135
	2011	125,000	—	—	90	125,090

David J. Spitz
President and Chief Operating Officer	2012	245,000	100,703	221,125	3,040	569,868
	2011	215,000	64,359	189,825	2,507	471,691

S. Scott Alridge
General Counsel and Secretary	2012	200,000	67,197	95,950	3,753	366,900
	2011	180,000	8,581	63,700	2,273	254,554

(1)	This column reflects the full grant date fair value for options granted during the year as measured pursuant to ASC Topic 718 as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting but assumes that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 10 to our audited consolidated financial statements included in this prospectus.
(2)	Amounts shown in this column represent the amounts earned and payable under our cash bonus plan for the indicated year.
(3)	Consists of company-paid life insurance premiums and company contributions to the officer’s 401(k) plan.
(4)	Each of Messrs. Wingo and Buinevicius is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.
(5)	Mr. Baule became an executive officer of our company as of November 1, 2012.

Grants of Plan-Based Awards During 2012

The following table provides information with regard to potential cash bonuses paid or payable in 2012 under our performance-based, non-equity incentive plan, and with regard to each stock option award granted to each named executive officer under our equity incentive plans during 2012.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards:	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Option Awards ($)
Name	Grant Date				Number of Securities Underlying Options
		Threshold ($)	Target ($)	Maximum ($)
M. Scot Wingo	—	—	—	—	—	—	—
John F. Baule	12/12/2012	—	—	—	275,000	8.64	662,778
Aris A. Buinevicius	—	—	—	—	—	—	—
David J. Spitz	12/12/2012	—	—	—	31,250	8.64	100,703
	—	—	155,000	—	—	—	—

S. Scott Alridge	6/19/2012	—	—	—	6,250	6.88	21,550
	12/12/2012	—	—	—	13,750	8.64	45,647
	—	—	85,000	—	—	—	—

(1)	There was no threshold amount under the 2012 bonus plan, and payouts were not subject to any maximum. The actual cash bonus awards earned for the year ended December 31, 2012 for the named executive officers are set forth in the Summary Compensation Table above.

Outstanding Equity Awards at End of 2012

The following table provides information about outstanding stock options held by each of our named executive officers at December 31, 2012. All of these options were granted under our 2001 stock plan. None of our named executive officers held restricted stock or other stock awards at the end of 2012.

	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Unexercisable
M. Scot Wingo	—	—		—	—

John F. Baule	—	275,000	(6)	8.64	12/12/2022

Aris A. Buinevicius	54,687	—		1.60	8/1/2013

David J. Spitz	18,750	—		2.24	4/1/2016
	93,750	—		2.24	12/22/2016
	40,625	—		2.24	3/3/2018
	181,640	12,110	(1)	1.60	3/20/2019
	15,468	7,032	(2)	2.24	3/1/2020
	108,895	84,765	(3)	2.24	9/30/2020
	41,016	52,734	(4)	2.24	8/29/2021
	5,859	25,391	(5)	8.64	10/18/2022

S. Scott Alridge	8,125	—		1.60	3/14/2013
	2,000	—		1.60	7/1/2013
	7,812	—		1.60	8/1/2013
	7,812	—		1.60	8/1/2013
	468	—		1.60	12/18/2013
	7,812	—		1.60	7/1/2014
	9,375	—		2.24	7/27/2015
	7,500	—		2.24	12/22/2016
	6,250	—		2.24	3/3/2018
	29,297	1,953	(1)	1.60	3/20/2019
	13,191	5,996	(2)	2.24	3/1/2020
	5,468	7,032	(4)	2.24	8/29/2021
	6,250	—		6.88	6/19/2022
	1,250	—		8.64	10/18/2022
	2,343	10,157	(5)	8.64	10/18/2022

(1)	The unvested shares underlying this option vest on March 1, 2013, subject to the officer’s continued service at that date.
(2)	The unvested shares underlying this option vest in five remaining equal quarterly installments through March 1, 2014, subject to the officer’s continued service through each applicable vesting date.
(3)	The unvested shares underlying this option vest in seven remaining equal quarterly installments through July 1, 2014, subject to the officer’s continued service through each applicable vesting date.
(4)	The unvested shares underlying this option vest in nine remaining equal quarterly installments through January 1, 2015, subject to the officer’s continued service through each applicable vesting date.
(5)	The unvested shares underlying this option vest in 13 remaining equal quarterly installments through January 1, 2016, subject to the officer’s continued service through each applicable vesting date.
(6)	This option is exercisable immediately, subject to a repurchase right in favor of us, which lapses as the option vests. Accordingly, this column reflects the extent to which the option was vested, as opposed to exercisable, as of December 31, 2012. Twenty-five percent of the shares underlying this option vest on October 30, 2013, and the remainder vests in 12 equal quarterly installments through October 30, 2016, subject to the officer’s continued service through each applicable vesting date.

Stock Option Exercises During 2012

The following table shows information regarding options that were exercised by our named executive officers during the year ended December 31, 2012. Our named executive officers did not have any stock awards that vested in 2012.

Option Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)(1)
M. Scot Wingo	54,687		385,000
John F. Baule	—		—
Aris A. Buinevicius	—		—
David J. Spitz	—		—
S. Scott Alridge	—		—

(1)	The aggregate dollar amount realized upon the exercise of the option represents the amount by which the aggregate market price of the shares of our common stock on the date of the exercise, as calculated using a per share value of $8.64, which is the assumed fair value as of the date of exercise, exceeds the aggregate exercise price of the option, as calculated using a per share exercise price of $1.60.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan during 2012.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified deferred compensation benefits during 2012.

Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements

We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for them to find comparable employment within a short period of time following termination of employment. We also believe that it is important to protect our named executive officers in the event of a change of control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change of control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interests of our stockholders.

As a result of these considerations, we have entered into a severance and change of control agreement with each of our named executive officers other than Messrs. Wingo and Buinevicius, our co-founders. Messrs. Wingo and Buinevicius are large stockholders of our company, and our board of directors believes that no severance or change of control arrangements are necessary in order to align their interests with those of other stockholders.

Under the amended and restated executive severance and change of control letter agreements to be in effect after the consummation of this offering between us and each of Messrs. Spitz, Alridge and Baule, if the officer is terminated by us other than for cause, or resigns for good reason, in each case as defined in the agreement, he will receive a lump-sum severance payment equal to the sum of (i) three months of his then-current base salary (six months for Mr. Baule), plus an additional one month of base salary for each year of service, up to a maximum of 12 months of base salary, and (ii) one calendar quarter of his then-current bonus compensation, assuming 100% achievement of objectives, plus a prorated share of any then-current quarterly variable compensation calculated at 100% achievement of objectives for the period from the beginning of the calendar quarter to the date of termination. In such cases, Messrs. Spitz, Alridge or Baule, as applicable, would also be entitled to receive monthly payments, for up to 12 months or until he gains new employment, to cover COBRA payments for medical and dental insurance, with such monthly payments increased for the effect of federal and state taxes. Additionally, the officer would be entitled to outplacement services, up to a specified maximum, three months of acceleration of vesting for all outstanding and unvested stock options and the extension of the exercise period for all unexercised stock options until two years after his termination date.

If there is a change of control transaction involving our company, and, within the period beginning six months before and ending one year after the closing of the change of control transaction, we or the acquiring entity terminate the officer’s employment other than for cause, or he resigns for good reason, he would receive each of the payments described above and, in addition, would be entitled to full acceleration of vesting for all outstanding and unvested stock options.

In the event of a change of control transaction that does not result in the termination of Mr. Spitz’s employment within one year thereafter, Mr. Spitz would be entitled to full acceleration of his outstanding and unvested stock options. In the event of a change of control transaction that does not result in the termination of Mr. Alridge’s or Mr. Baule’s employment within one year thereafter, Mr. Alridge or Mr. Baule, as applicable, would be entitled to one year of acceleration of his outstanding and unvested stock options, effective at the closing of the change of control transaction.

Receipt of the benefits described above upon the officer’s termination of employment is contingent upon his signing of a release of claims against us. In addition, Mr. Baule will not be entitled to any of the foregoing benefits until he has been continuously employed by us for a period of one year.

Equity Incentive Plans

2013 Equity Incentive Plan

Our board of directors has adopted and our stockholders have approved our 2013 Equity Incentive Plan, or our 2013 plan. We do not expect to issue equity awards under our 2013 plan until after the completion of this offering, at which point no further grants will be made under our 2001 stock plan. No awards have been granted and no shares of our common stock have been issued under our 2013 plan. Our 2013 plan will provide for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. Our 2013 plan will also provide for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares.    The maximum number of shares of our common stock that may be issued under our 2013 plan is 1,250,000 shares. The number of shares of our common stock reserved for issuance under our 2013 plan will automatically increase on January 1 of each year, for a period of ten years, from January 1, 2014 continuing through January 1, 2023, by 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by our board of directors.

Shares issued under our 2013 plan may be authorized but unissued or reacquired shares of our common stock. Shares subject to stock awards granted under our 2013 plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2013 plan. Additionally, shares issued pursuant to stock awards under our 2013 plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under our 2013 plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer our 2013 plan. Our board of directors has delegated its authority to administer our 2013 plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to designate employees other than officers to receive specified stock awards and determine the number of shares of our common stock to be subject to such stock awards. Subject to the terms of our 2013 plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of shares subject to each stock award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under our 2013 plan.

The administrator has the power to modify outstanding awards under our 2013 plan. Subject to the terms of our 2013 plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limits.    At such time as may be necessary for compliance with Section 162(m) of the Code, no participant may be granted stock awards covering more than 1,875,000 shares of our common stock under our 2013 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise price or strike price of at least 100% of the fair market value of our common stock on the date of grant. Additionally, no participant may be granted in a calendar year a performance stock award covering more than 1,875,000 shares of our common stock or a performance cash award having a maximum value in excess of $2,000,000 under our 2013 plan. These limitations enable us to grant awards that will be exempt from the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards.    Our 2013 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To enable us to grant performance-based awards that will qualify, our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

Corporate Transactions.    Our 2013 plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

•	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us; or

•	cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

Change of Control.    The administrator may provide, in an individual award agreement or in any other written agreement between us and the participant, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination.    Our board has the authority to amend, suspend or terminate our 2013 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2013 plan.

2001 Stock Plan

Our board of directors adopted, and our stockholders approved, the 2001 Stock Plan, or the 2001 plan, in June 2001. The 2001 plan was most recently amended by our board of directors, and the amendment was approved by our stockholders, in November 2012. Our 2001 plan provides for the grant of incentive stock options to our employees and the employees of our subsidiaries, and for the grant of nonstatutory stock options and stock awards to our employees, directors and consultants.

Authorized Shares.    There are 3,995,547 shares of our common stock reserved for issuance under our 2001 plan. As of March 31, 2013, 593,559 shares of our common stock had been issued upon the exercise of options granted under our 2001 plan, options to purchase 2,633,717 shares of our common stock were outstanding at a weighted average exercise price of $4.96 per share, and 643,509 shares remained available for future grant under our 2001 plan. Effective upon the completion of this offering, no further options or stock awards may be granted under our 2001 plan, but all outstanding stock awards will continue to be governed by their existing terms.

Administration.    Our board of directors, or a committee thereof appointed by our board of directors, administers our 2001 plan and the option and stock awards granted under it. Our board of directors has delegated its authority to administer our 2001 plan to our compensation committee.

Corporate Transactions.    Our 2001 plan provides that in the event of a merger of our company with or into another company, or upon the occurrence of specified change of control transactions, each outstanding stock option shall be assumed or an equivalent option substituted by the successor company. If the successor company refuses to assume or substitute equivalent options, then the option will vest in full and would be fully exercisable for a period of 15 days, after which time the unexercised portion of the option would terminate.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Code limits. Currently, we match 50% of each eligible employee’s contributions up to 3% of salary. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions, while our matching contributions are subject to a three-year vesting schedule. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Upon completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of specified conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our non-employee directors as determined by the board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

There have been no transactions since January 1, 2010 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than five percent of our capital stock, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Executive Compensation” and “Management—Non-Employee Director Compensation.” For a description of severance and change of control arrangements that we have entered into with some of our executive officers, see the section of this prospectus entitled “Executive Compensation—Potential Payments upon Termination of Employment and in Connection with Change of Control Arrangements.”

Investor Rights Agreement

We have entered into an investor rights agreement, as amended, with the holders of our preferred stock, including entities affiliated with New Enterprise Associates, Advanced Technology Ventures and Kodiak Venture Partners. The investor rights agreement, among other things:

•

grants these stockholders specified registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of redeemable convertible preferred stock held by them;

•	obligates us to deliver periodic financial statements to some of the stockholders who are parties to the investor rights agreement; and

•

grants a right of first refusal with respect to sales of our shares by us, subject to specified exclusions, which exclusions include the sale of the shares pursuant to this prospectus, to the stockholders who are parties to the investor rights agreement.

For more information regarding the registration rights provided in this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” The provisions of this agreement other than those relating to registration rights will terminate upon completion of this offering. This summary discusses material provisions of the investor rights agreement and is qualified by the full text of the agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

We have entered into a voting agreement, as amended, with some of our stockholders, including Mr. Wingo, our chief executive officer, Mr. Buinevicius, our chief technology officer, and entities affiliated with New Enterprise Associates, Advanced Technology Ventures and Kodiak Venture Partners. The voting agreement, among other things:

•	provides for the voting of shares with respect to the constituency of our board of directors; and

•

provides for the voting of shares with respect to specified transactions approved by our board of directors and the requisite supermajority of holders of our outstanding redeemable convertible preferred stock.

The voting agreement will terminate upon the completion of this offering.

Right of First Refusal and Co-Sale Agreement

We have entered into a right of first refusal and co-sale agreement, as amended, with some of our stockholders, including Messrs. Wingo and Buinevicius and entities affiliated with New Enterprise Associates, Advanced Technology Ventures and Kodiak Venture Partners. The right of first refusal and co-sale agreement, among other things:

•	grants our investors rights of first refusal and co-sale with respect to proposed transfers of our securities by specified stockholders; and

•	grants us rights of first refusal with respect to proposed transfers of our securities by specified stockholders.

The right of first refusal and co-sale agreement will terminate upon the completion of this offering.

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by the board.

In addition, we have entered into an indemnification agreement with each of our non-employee directors. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. In connection with this offering, we adopted a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2013 for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 14,721,561 shares of common stock outstanding as of March 31, 2013, after giving effect to the conversion of all of our outstanding redeemable convertible preferred stock as of that date into 13,388,045 shares of common stock, which will occur automatically immediately prior to the closing of this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 30, 2013, which is 60 days after March 31, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o ChannelAdvisor Corporation, 2701 Aerial Center Parkway, Morrisville, NC 27560.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Principal Stockholders:
Entities affiliated with Kodiak Venture Partners(1)	3,611,485	24.2%	17.5%
Entities affiliated with New Enterprise Associates(2)	3,735,807	23.8	17.4
Entities affiliated with Advanced Technology Ventures(3)	2,753,794	18.4	13.3
M. Scot Wingo(4)	1,550,394	10.5	7.6
Aris A. Buinevicius(5)	1,259,368	8.5	6.1

Named Executive Officers and Directors:
John F. Baule(6)	275,000	1.8	1.3
David J. Spitz(6)	563,359	3.7	2.7
S. Scott Alridge(6)	122,015	*	*
Timothy J. Buckley	25,000	*	*
Robert C. Hower(3)	2,753,794	18.4	13.3
Patrick J. Kerins(2)	3,735,807	23.8	17.4
Louis J. Volpe(1)	3,611,485	24.2	17.5
Timothy V. Williams(6)	3,906	*	*
All current directors and executive officers as a group(7) (10 persons)	13,900,128	81.1	60.7

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 2,104,380 shares of common stock issuable upon conversion of shares of preferred stock and 89,275 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Kodiak Venture Partners II-A, L.P.; (ii) 462,100 shares of common stock issuable upon conversion of shares of preferred stock and 19,603 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Kodiak Venture Partners II-B, L.P.; (iii) 411,158 shares of common stock issuable upon conversion of shares of preferred stock and 25,066 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Kodiak Venture Partners III, L.P.; (iv) 425,250 shares of common stock issuable upon conversion of shares of preferred stock and 63,868 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by SKI Opportunities Fund, LLC and (v) 10,166 shares of common stock issuable upon conversion of shares of preferred stock and 619 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Kodiak III Entrepreneurs Fund, L.P. The general partner of Kodiak Venture Partners II-A, L.P. and Kodiak Venture Partners II-B, L.P. is Kodiak Ventures Management II, L.P. The general partner of Kodiak Ventures Management II, L.P. is Kodiak Ventures Management Company, Inc. The general partner of Kodiak Venture Partners III, L.P. and Kodiak III Entrepreneurs Fund, L.P. is Kodiak Ventures Management III, L.P. The general partner of Kodiak Ventures Management III, L.P. is Kodiak Ventures Management Company (GP), LLC and the general partner of Kodiak Ventures Management Company (GP), LLC is Kodiak Ventures Management Company, Inc. The general partner of SKI Opportunities Fund, LLC is SKI Opportunities Fund (GP), LLC and the general partner of SKI Opportunities Fund (GP), LLC is Kodiak Ventures Management Company, LLC. David Furneaux and Louis Volpe are the President and Treasurer, respectively, of Kodiak Ventures Management Company, Inc. and share voting and dispositive power for the shares beneficially held by Kodiak Ventures Management Company, Inc. The address for these entities is 80 William Street, Suite 260, Wellesley, MA 02481.

(2)	Consists of (i) 2,765,599 shares of common stock issuable upon conversion of shares of preferred stock and 967,376 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by New Enterprise Associates 12, Limited Partnership (“NEA12”) and (ii) 2,098 shares of common stock issuable upon conversion of shares of preferred stock and 734 shares of common stock issuable upon exercise of immediately exercisable warrants held of record by NEA Ventures 2007, L.P. (“Ven 2007”). NEA Partners 12, Limited Partnership (“NEA Partners 12”) is the sole general partner of NEA 12, and NEA 12 GP, LLC (“NEA 12 LLC”) is the sole general partner of NEA Partners 12. The individual Managers (collectively, the “Managers”) of NEA 12 LLC are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Patrick J. Kerins (a member of our board of directors), Krishna “Kittu” Kolluri and Scott D. Sandell. The Managers share voting and dispositive power with regard to the shares directly held by NEA 12. Karen P. Welsh, the general partner of Ven 2007, has sole voting and dispositive power with respect to the shares held by Ven 2007. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(3)	Consists of (i) 2,342,738 shares of common stock issuable upon conversion of shares of preferred stock and 242,076 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Advanced Technology Ventures VII, L.P. (“ATV VII”), (ii) 94,011 shares of common stock issuable upon conversion of shares of preferred stock and 9,713 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Advanced Technology Ventures VII (B), L.P. (“ATV VII-B”), (iii) 45,187 shares of common stock issuable upon conversion of shares of preferred stock and 4,668 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by Advanced Technology Ventures VII (C), L.P. (“ATV VII-C”) and (iv) 13,959 shares of common stock issuable upon conversion of shares of preferred stock and 1,442 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, held of record by ATV Entrepreneurs VII, L.P. (“ATV VII-E” and, together with ATV VII, ATV VII-B and ATV VII-C, collectively, the “ATV VII Entities”). ATV Associates VII, L.L.C., (“ATV A VII”) is the general partner of each of the ATV VII Entities and exercises voting and dispositive authority over the shares held by the ATV VII Entities. Voting and dispositive decisions of ATV A VII are made collectively by Michael A. Carusi, Jean George, Steven N. Baloff, Robert C. Hower (one of our directors) and William C. Wiberg (collectively, the “ATV Managing Directors”). The address for the managing directors and each of these entities is c/o Advanced Technology Ventures, 500 Boylston Street, Suite 1380, Boston, Massachusetts 02116.

(4)	Consists of 54,687 shares of common stock, 1,468,201 shares of common stock issuable upon conversion of shares of preferred stock, and 27,506 shares of common stock issuable upon exercise of immediately exercisable warrants.

(5)	Consists of 54,687 shares of common stock, 1,176,871 shares of common stock issuable upon conversion of shares of preferred stock, and 27,810 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants.

(6)	Consists of shares of common stock underlying options that are exercisable within 60 days of March 31, 2013. With respect to options held by Messrs. Spitz, Alridge and Williams, the amount also represents the shares vested within 60 days of March 31, 2013. With respect to the option held by Mr. Baule, he does not have investment power over the shares underlying this option.

(7)	Consists of 160,124 shares of common stock, 11,321,718 shares of common stock issuable upon conversion of preferred stock, 1,479,756 shares of common stock issuable upon exercise of immediately exercisable warrants, including the conversion of shares of preferred stock issuable upon exercise of the warrants, and 938,530 shares of common stock underlying options that are exercisable within 60 days of March 31, 2013.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering, our amended and restated certificate of incorporation, or our restated certificate, will authorize us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of March 31, 2013, after giving effect to the conversion of all outstanding preferred stock into shares of common stock, there would have been 14,721,561 shares of common stock issued and outstanding, held of record by 175 stockholders.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our restated certificate and our amended and restated bylaws that will be in effect following the completion of this offering, or our restated bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of redeemable convertible preferred stock will be converted automatically into common stock immediately prior to the completion of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of March 31, 2013, under our 2001 plan, options to purchase an aggregate of 2,633,717 shares of common stock were outstanding. For additional information regarding the terms of this plan, see “Executive Compensation—Equity Incentive Plans.”

Warrants

We have outstanding immediately exercisable warrants to purchase 948,896 shares of our Series C redeemable convertible preferred stock at an exercise price of $0.685 per share. Unless exercised, these warrants will expire in accordance with their terms immediately prior to the closing of this offering, and therefore we expect that these warrants will be exercised on a cashless basis for an aggregate of 206,038 shares of Series C redeemable convertible preferred stock that will convert upon completion of this offering into 12,874 shares of common stock.

We also have outstanding immediately exercisable warrants to purchase an aggregate of 958,019 shares of our common stock at an exercise price of $16.00 per share, which warrants expire in April 2014, and immediately exercisable warrants to purchase an aggregate of 658,094 shares of our common stock at an exercise price of $10.96 per share, which warrants expire between August 2015 and November 2015.

We also have outstanding the following warrants to purchase redeemable convertible preferred stock, which following this offering will be exercisable to purchase an aggregate of 238,262 shares of our common stock:

•

an immediately exercisable warrant to purchase 175,000 shares of our Series A redeemable convertible preferred stock at an exercise price of $0.20 per share, which warrant expires in February 2014 and following this offering will be exercisable for 10,937 shares of our common stock at an exercise price of $3.20 per share;

•	immediately exercisable warrants to purchase 487,225 shares of our Series C redeemable convertible preferred stock at an exercise price of $0.685 per share, which warrants expire in

September 2014, June 2015 and December 2019 and following this offering will be exercisable for 30,450 shares of our common stock at an exercise price of $10.96 per share; and

•

an immediately exercisable warrant to purchase 3,150,000 shares of our Series C redeemable convertible preferred stock at an exercise price of $0.01 per share, which warrant expires in March 2022 and following this offering will be exercisable for 196,875 shares of our common stock at an exercise price of $0.16 per share.

Each of our outstanding warrants has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants also contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

We have also granted registration rights to the warrant holders, as more fully described below under “—Registration Rights.”

Registration Rights

We and the holders of our existing redeemable convertible preferred stock have entered into an investor rights agreement. The registration rights provisions of this agreement provide those holders with demand and piggyback registration rights with respect to the shares of common stock currently held by them and issuable to them upon conversion of our redeemable convertible preferred stock in connection with this offering.

Pursuant to the terms of our currently outstanding warrants to purchase preferred stock held by entities who are not parties to the investor rights agreement, the holders of the warrants have piggyback registration rights and, in some cases, demand registration rights with respect to the shares of common stock issuable upon the conversion of the shares of preferred stock issuable upon exercise of the warrant on the same terms as are set forth in the investor rights agreement.

Demand Registration Rights

At any time beginning 180 days following this offering, the holders of at least a majority of the shares issuable upon conversion of our redeemable convertible preferred stock in the aggregate, or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000, have the right to demand that we file up to a total of two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we are required to effect the registration as soon as reasonably possible. An aggregate of 15,201,033 shares of common stock will be entitled to these demand registration rights, including the shares of common stock issuable upon conversion of our redeemable convertible preferred stock underlying currently outstanding warrants.

Piggyback Registration Rights

At any time after the completion of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares of common stock that are issued upon conversion of our redeemable convertible preferred stock, some holders of shares of our common stock and the holders of our currently outstanding warrants will each be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. An aggregate of 15,242,420 shares of common stock will be entitled to these piggyback registration rights.

Registration on Form S-3

At any time after we become eligible to file a registration statement on Form S-3, holders of shares of our common stock that are issued upon conversion of our redeemable convertible preferred stock will be entitled, upon their written request, to have such shares registered by us on a Form S-3 registration statement at our expense, provided that such requested registration has an anticipated aggregate offering size to the public of at least $500,000 and subject to other specified conditions and limitations. An aggregate of 15,201,033 shares of common stock will be entitled to these Form S-3 registration rights.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the investor rights agreement will terminate upon the third anniversary of the closing of this offering or, if earlier, with respect to a particular holder, at such time as that holder and its affiliates may sell all of their shares of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, without any restrictions on volume.

Anti-Takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our restated certificate will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our restated certificate and our restated bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our restated certificate and restated bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our restated bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our restated bylaws will also provide that stockholders seeking to present proposals before a meeting of stockholders to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and will specify requirements as to the form and content of a stockholder’s notice.

Our restated certificate and restated bylaws will provide that the stockholders cannot amend the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede any attempt to effect a change of control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the state of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in some other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited. The transfer agent’s address is 250 Royall Street, Canton, MA 02021.

Stock Exchange Listing

Our common stock has been authorized for listing on the NYSE under the trading symbol “ECOM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common stock. Future sales of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Based on the number of shares outstanding on March 31, 2013, upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, 20,471,561 shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our “affiliates,” as that term is defined under Rule 144 under the Securities Act. The remaining 14,721,561 shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

•	5,750,000 shares sold in this offering and 15,605 existing restricted shares will be eligible for immediate sale upon the completion of this offering; and

•

approximately 14,705,956 restricted shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in some cases to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of our company who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year,

including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 205,000 shares immediately after the completion of this offering based on the number of shares outstanding as of March 31, 2013; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the completion of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2001 stock plan and 2013 equity incentive plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

We and the holders of substantially all of our common stock outstanding on the date of this prospectus, including each of our executive officers and directors, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to specified exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options or warrants to purchase shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, without the prior written consent of Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of 13,388,045 shares of our common stock issuable upon the conversion of our redeemable convertible preferred stock and 1,854,375 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, as well as additional shares that may be acquired after the completion of this offering, will be entitled to specified rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below under the heading “Foreign Accounts.”

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

•

our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). A U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding provisions described above will generally apply to dividends on our common stock paid on or after January 1, 2014 and with respect to gross proceeds of a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,587,501
Stifel, Nicolaus & Company, Incorporated	1,150,000
Pacific Crest Securities LLC	690,000
BMO Capital Markets	440,833
Needham & Company, LLC	440,833
Raymond James & Associates, Inc.	440,833

Total	5,750,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 862,500 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 862,500 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$0.98	$0.98
Total	$5,635,000	$6,480,250

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.588 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for our shares. The initial public offering price was negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “ECOM.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.9 million, all of which will be paid by us.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Non-U.S. Investors

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity

(within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The consolidated financial statements of ChannelAdvisor Corporation and subsidiaries at December 31, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to ChannelAdvisor and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.channeladvisor.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors

ChannelAdvisor Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of ChannelAdvisor Corporation and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ChannelAdvisor Corporation and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 5, 2013, except for the effect of the reverse stock split described in Note 15, as to which the date is May 9, 2013.

ChannelAdvisor Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31,
	2011	2012
Assets
Current assets:
Cash	$4,998	$10,865
Accounts receivable, net of allowance of $115 and $191 as of December 31, 2011 and December 31, 2012, respectively	7,677	9,571
Prepaid expenses and other current assets	1,575	2,589

Total current assets	14,250	23,025

Property and equipment, net	2,312	4,315
Goodwill	16,106	16,106
Intangible assets, net	2,038	1,245
Restricted cash	886	687
Other assets	185	2,644

Total assets	$35,777	$48,022

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$1,415	$1,269
Accrued expenses	3,342	4,650
Deferred revenue	5,942	9,750
Current portion of long-term debt	4,821	3,370
Other current liabilities	47	980

Total current liabilities	15,567	20,019

Long-term debt, net of current portion	5	7,602
Series A and Series C warrants liability	592	3,235
Long-term capital leases, net of current portion	82	1,136
Other long-term liabilities	971	1,714

Total liabilities	17,217	33,706

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock:
Convertible Series A preferred stock, $0.001 par value, 94,069,763 shares authorized, 93,726,013 and 93,821,393 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively; liquidation preference of $18,839 as of December 31, 2012	18,816	18,887
Convertible Series B preferred stock, $0.001 par value, 40,641,227 shares authorized, issued and outstanding as of December 31, 2011 and December 31, 2012; liquidation preference of $18,000 as of December 31, 2012	17,997	18,000
Convertible Series B-1 preferred stock, $0.001 par value, 5,660,378 shares authorized, issued and outstanding as of December 31, 2011 and December 31, 2012; liquidation preference of $3,000 as of December 31, 2012	2,999	3,000
Convertible Series C preferred stock, $0.001 par value, 76,602,988 and 80,000,000 shares authorized, 73,880,351 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively; liquidation preference of $50,608 as of December 31, 2012	50,601	50,608

Total redeemable convertible preferred stock	90,413	90,495

Stockholders’ (deficit) equity:
Common stock, $0.001 par value, 300,000,000 and 303,500,000 shares authorized, 1,140,569 and 1,240,193 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively	1	1
Additional paid-in capital	2,932	3,584
Accumulated other comprehensive loss	(244)	(289)
Accumulated deficit	(74,542)	(79,475)

Total stockholders’ (deficit) equity	(71,853)	(76,179)

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$35,777	$48,022

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2010	2011	2012
	(in thousands, except share and per share data)
Revenue	$36,688	$43,570	$53,587
Cost of revenue	12,164	12,248	14,749

Gross profit	24,524	31,322	38,838

Operating expenses:
Sales and marketing	14,867	19,106	24,326
Research and development	8,416	8,842	10,109
General and administrative	6,111	6,551	8,252

Total operating expenses	29,394	34,499	42,687

Loss from operations	(4,870)	(3,177)	(3,849)
Other income (expense):
Interest expense	(486)	(642)	(1,185)
Other income, net	744	6	31

Total other income (expense)	258	(636)	(1,154)

Loss before income taxes	(4,612)	(3,813)	(5,003)
Income tax expense (benefit)	112	51	(70)

Net loss	$(4,724)	$(3,864)	$(4,933)

Net loss per share:
Basic and diluted	$(4.77)	$(3.45)	$(4.23)
Pro forma (unaudited):
Basic and diluted			$(0.34)

Weighted average common shares outstanding:
Basic and diluted	989,780	1,120,902	1,164,942
Pro forma (unaudited):
Basic and diluted			14,550,177

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net loss	$(4,724)	$(3,864)	$(4,933)
Other comprehensive loss:
Foreign currency translation adjustments	(82)	70	(45)

Total comprehensive loss	$(4,806)	$(3,794)	$(4,978)

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Deficit

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
	(in thousands, except share data)
Balance, January 1, 2010	965,185	$1	$2,313	$(232)	$(65,954)	$(63,872)
Exercise of stock options	104,120	—	89	—	—	89
Accretion of issuance costs on redeemable convertible preferred stock	—	—	(52)	—	—	(52)
Stock-based compensation expense	—	—	334	—	—	334
Net loss	—	—	—	—	(4,724)	(4,724)
Foreign currency translation adjustments	—	—	—	(82)	—	(82)

Balance, December 31, 2010	1,069,305	1	2,684	(314)	(70,678)	(68,307)
Exercise of stock options	71,264	—	98	—	—	98
Accretion of issuance costs on redeemable convertible preferred stock	—	—	(50)	—	—	(50)
Stock-based compensation expense	—	—	200	—	—	200
Net loss	—	—	—	—	(3,864)	(3,864)
Foreign currency translation adjustments	—	—	—	70	—	70

Balance, December 31, 2011	1,140,569	1	2,932	(244)	(74,542)	(71,853)
Repurchase and retirement of common stock	(25,000)	—	(193)	—	—	(193)
Exercise of stock options	124,624	—	222	—	—	222
Accretion of issuance costs on redeemable convertible preferred stock	—	—	(15)	—	—	(15)
Stock-based compensation expense	—	—	638	—	—	638
Net loss	—	—	—	—	(4,933)	(4,933)
Foreign currency translation adjustments	—	—	—	(45)	—	(45)

Balance, December 31, 2012	1,240,193	$1	$3,584	$(289)	$(79,475)	$(76,179)

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Cash flows from operating activities
Net loss	$(4,724)	$(3,864)	$(4,933)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,370	2,061	2,903
Bad debt expense	125	71	162
Deferred income taxes	41	49	30
Change in fair value of preferred stock warrants	47	261	5
Accretion of debt discount	9	9	372
Non-cash stock-based compensation expense	334	200	638
Change in lease incentive obligation	(88)	114	(21)
Amortization of debt issuance costs	39	29	57
Change in deferred rent	(100)	302	544
Loss (gain) on disposal of furniture and equipment	13	(1)	—
Changes in assets and liabilities:
Accounts receivable	(1,316)	(1,537)	(1,966)
Prepaid expenses and other assets	94	(809)	(1,102)
Restricted cash	(13)	—	199
Accounts payable and accrued expenses	(82)	1,365	381
Deferred revenue	1,468	1,911	3,922

Net cash (used in) provided by operating activities	(783)	161	1,191

Cash flows from investing activities
Purchases of property and equipment	(912)	(1,723)	(2,094)

Net cash used in investing activities	(912)	(1,723)	(2,094)

Cash flows from financing activities
Proceeds from issuance of debt, net of debt issuance costs	179	1,000	9,873
Repayment of debt and capital leases	(1,487)	(1,541)	(1,548)
Payment of deferred offering costs	—	—	(1,548)
Proceeds from issuance of common stock	89	98	222
Repurchase and retirement of common stock	—	—	(193)

Net cash (used in) provided by financing activities	(1,219)	(443)	6,806

Effect of currency exchange rate changes on cash	(48)	64	(36)

Net (decrease) increase in cash	(2,962)	(1,941)	5,867

Cash, beginning of year	9,901	6,939	4,998

Cash, end of year	$6,939	$4,998	$10,865

Supplemental disclosure of cash flow information
Cash paid for interest	$413	$376	$614

Cash paid for income taxes	$7	$18	$64

Supplemental disclosure of noncash investing and financing activities
Accretion of issuance costs on redeemable convertible preferred stock	$52	$50	$15

Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$743

Accrued capital expenditures	$729	$433	$—

Capital lease obligations entered into for the purchase of fixed assets	$—	$98	$2,014

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of the Business

ChannelAdvisor Corporation (“ChannelAdvisor” or the “Company”) was incorporated in the state of Delaware and capitalized in June 2001. The Company began operations in July 2001. ChannelAdvisor is a provider of software-as-a-service, or SaaS, solutions that allow retailers and manufacturers to integrate, manage and monitor their merchandise sales across hundreds of online channels. The Company is headquartered in Morrisville, North Carolina and has offices in England, Ireland, Germany, Australia and Hong Kong.

Accumulated Deficit

Since its inception, the Company has incurred substantial losses. As of December 31, 2011 and 2012, the accumulated deficit was $74.5 million and $79.5 million, respectively. Failure to generate sufficient revenue and income could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The Company has financed its operations primarily through issuances of redeemable convertible preferred stock and believes it has adequate cash on hand to fund operations in the near term, but, if required, additional financing may not be available to the Company or available on attractive terms.

2. Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Pro Forma Presentation

The unaudited pro forma net loss per share for the year ended December 31, 2012 assumes (i) the net exercise as of January 1, 2012 of certain Series C warrants that will expire upon the closing of the IPO to acquire 206,038 shares of redeemable convertible preferred stock, (ii) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 13,385,235 shares of common stock upon the completion of the IPO as of January 1, 2012 or at the time of issuance, if later, and (iii) the conversion of the Series A and the remaining Series C warrants to common stock warrants as of January 1, 2012. The amounts recorded in 2012 to adjust the Series A and Series C warrants liability to fair value have been added back to net loss to arrive at pro forma net loss per share.

The Company believes that the unaudited pro forma net loss per share provides material information to investors because the net exercise of certain Series C warrants and the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the IPO and, therefore, the disclosure of pro forma net loss per share provides a measure of net loss per share that is comparable to what will be reported as a public company.

Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company adopted ASU 2011-05 effective January 1, 2012 and has retrospectively applied the provisions of ASU 2011-05 for all periods presented.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board (“IASB”) on fair value measurement and has resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Company adopted ASU 2011-04 effective January 1, 2012 and has retrospectively applied the provisions of ASU 2011-04 for all periods presented.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The Company adopted ASU 2011-08 effective for the year ended December 31, 2012. The adoption of this pronouncement did not have any impact on the Company’s results of operations, financial position or cash flows.

Recent Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” which is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that fair value of an intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, the useful lives of long-lived assets and other intangible assets, the fair

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

value of the Company’s common stock and assumptions used for purposes of determining stock-based compensation, income taxes and the fair value of the Series A and Series C warrants, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities.

Cash

Cash consists of cash maintained in checking and other operating accounts.

Restricted Cash

Restricted cash represents cash that is not readily available for general purpose cash needs. Restricted cash is classified as a long-term asset based on the timing and nature of when and how the cash is expected to be used or when the restrictions are expected to lapse.

As of December 31, 2011 and 2012, the Company’s German subsidiary had 0.1 million Euros ($0.2 million) and 10,000 Euros ($13,000), respectively, in escrow with a German bank. This cash is collateral for potential returned debit notes for insufficient funds when the Company draws money from customers’ accounts.

As of December 31, 2011 and 2012, the Company’s Australian subsidiary had 14,000 Australian Dollars ($14,000 and $15,000, respectively) in escrow with its Australian bank. This cash is set aside as a requirement for leasing the Company’s operating site in Australia.

As of December 31, 2011 and 2012, the Company had restricted cash of $0.7 million related to its operations in the United States. As of December 31, 2011 and 2012, restricted cash of $0.6 million has been used as collateral for potential chargebacks resulting from the Company’s processing of customers’ credit cards. The remaining restricted cash at December 31, 2011 and 2012 relates to cash set aside as a requirement for leasing the Company’s operating sites or for miscellaneous banking activity as required by the Company’s banks.

Revenue Recognition and Deferred Revenue

The majority of the Company’s revenue is derived from subscription fees paid by customers for access to and usage of the Company’s cloud-based SaaS platform for a specified period of time, which is typically one year. A portion of the subscription fee is typically fixed and is based on a specified minimum amount of gross merchandise value (“GMV”) that a customer expects to process through the Company’s platform over the contract term. The remaining portion of the subscription fee is variable and is based on a specified percentage of GMV processed through the Company’s platform in excess of the customer’s specified minimum GMV amount. In addition, other sources of revenue consist primarily of implementation fees, which may include fees for providing launch assistance and training. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is reasonably assured and the amount of the fee to be paid by the customer is fixed or determinable. The Company’s contractual arrangements include performance, termination and cancellation provisions, but do not provide for refunds. Customers do not have the contractual right to take possession of the Company’s software at any time.

The Company’s arrangements generally contain multiple elements comprised of subscription and implementation services. The Company evaluates each element in an arrangement to determine

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company’s control. The Company’s implementation services are not sold separately from the subscription and there is no alternative use for them. As such, the Company has determined the implementation services do not have standalone value. Accordingly, subscription and implementation services are combined and recognized as a single unit of accounting.

The Company generally recognizes the fixed portion of subscription fees and implementation fees ratably over the contract term. Recognition begins when the customer has access to the Company’s platform and transactions can be processed, provided all other revenue recognition criteria have been met. Some customers elect a managed-service solution and contract with the Company to manage some or all aspects of the Company’s SaaS solutions on the customer’s behalf for a specified period of time, which is typically one year. Under these managed-service arrangements, customer transactions cannot be processed through the Company’s platform until the completion of the implementation services. As such, revenue is contingent upon the Company’s completion of the implementation services and recognition commences when transactions can be processed on the Company’s platform, provided all other revenue recognition criteria have been satisfied. At that time, the Company recognizes a pro-rata portion of the fees earned since the inception of the arrangement. The balance of the fees is recognized ratably over the remaining contract term.

The Company recognizes the variable portion of subscription fee revenue in the period in which the related GMV is processed, provided all other revenue recognition criteria have been met.

Sales taxes collected from customers and remitted to government authorities are excluded from revenue.

Deferred revenue represents the unearned portion of fixed subscription fees and implementation fees. Deferred amounts will generally be recognized within one year.

Sales Commissions

Sales commissions are expensed when the related subscription agreement is executed by the customer.

Cost of Revenue

Cost of revenue primarily consists of personnel and related costs, including salaries, bonuses, payroll taxes and stock compensation, co-location facility costs for the Company’s data centers, depreciation expenses for computer equipment directly associated with generating revenue, credit card transaction fees and infrastructure maintenance costs. In addition, the Company allocates a portion of overhead, such as rent, additional depreciation and amortization and employee benefits costs, to cost of revenue based on headcount.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued expenses, approximate their respective fair values due to their short-term nature.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

•	Level 1. Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3. Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. This determination requires significant judgments to be made. The following table summarizes the conclusions reached as of December 31, 2011 and 2012 (in thousands):

	Balance as of December 31, 2011	Level 1	Level 2	Level 3
Liabilities:
Series A warrants(1)	$113	$—	$—	$113
Series C warrants(1)	479	—	—	479

	$592	$—	$—	$592

	Balance as of December 31, 2012	Level 1	Level 2	Level 3
Liabilities:
Series A warrants(1)	$88	$—	$—	$88
Series C warrants(1)	3,147	—	—	3,147

	$3,235	$—	$—	$3,235

(1)	In order to determine the fair value of the redeemable convertible preferred stock warrants, the Company used an option pricing model (“OPM”) for the year ended December 31, 2011 and a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM, collectively referred to as the “Hybrid Method,” for the year ended December 31, 2012. The Hybrid Method is a PWERM model in which one of the valuation scenarios is modeled using an OPM.

Significant inputs for the OPM included an estimate of the fair value of the Series A and Series C redeemable convertible preferred stock, the remaining contractual life of the warrants, an estimate of the timing of a liquidity event, a risk-free rate of interest and an estimate of the Company’s stock volatility using the volatilities of guideline peer companies. Significant inputs for the PWERM included an estimate of the Company’s equity value, a weighted average cost of capital and an estimated probability and timing for each valuation scenario.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

The following table presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis during the years ended December 31 (in thousands):

	Series A Warrants			Series C Warrants
	2010	2011	2012	2010	2011	2012
Balance as of January 1	$54	$63	$113	$230	$268	$479
Issuance of Series C warrant	—	—	—	—	—	2,705
Cashless exercise of Series A warrant	—	—	(67)	—	—	—
Change in fair value of warrant liability	9	50	42	38	211	(37)

Balance as of December 31	$63	$113	$88	$268	$479	$3,147

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality. The Company’s cash accounts exceed federally insured limits at times. The Company has not experienced any losses on cash to date. To manage accounts receivable risk, the Company evaluates the creditworthiness of its customers and maintains an allowance for doubtful accounts.

The Company did not have any customers that individually comprised a significant concentration of its accounts receivable as of December 31, 2011 and 2012, or a significant concentration of its revenue for the years ended December 31, 2010, 2011 and 2012.

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit to customers without requiring collateral. Accounts receivable are stated at realizable value, net of an allowance for doubtful accounts. The Company utilizes the allowance method to provide for doubtful accounts based on management’s evaluation of the collectability of amounts due. The Company’s estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company’s estimates.

Other Receivables

Under certain customer arrangements, the Company collects and remits monthly activity-based fees incurred on specific channels on the customers’ behalf. The Company records the amounts due from customers as a result of these arrangements as other receivables.

Other receivables of $0.7 million and $1.5 million are included in prepaid expenses and other current assets on the consolidated balance sheets as of December 31, 2011 and 2012, respectively.

Deferred Offering Costs

Deferred offering costs of $2.3 million are included in other assets on the consolidated balance sheet as of December 31, 2012. Upon the consummation of the IPO, these amounts will be offset

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

against the proceeds of the offering and included in stockholders’ (deficit) equity. If the offering is terminated, the deferred offering costs will be expensed immediately. There were no amounts capitalized as of December 31, 2011.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Depreciation and amortization is provided over the estimated useful lives of the related assets using the straight-line method.

The estimated useful lives for significant property and equipment categories are generally as follows:

Purchased software, including internal use software	3 years
Computer hardware	3 years
Furniture and office equipment	7 years
Leasehold improvements	Lesser of remaining lease term or useful life

Repairs and maintenance costs are expensed as incurred.

Identifiable Intangible Assets

The Company acquired intangible assets in connection with its business acquisitions. These assets were recorded at their estimated fair values at the acquisition date and are being amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives used in computing amortization are as follows:

Customer relationships	5 to 8 years
Proprietary software	8 years
Trade name	5 years

Impairment of Long-Lived Assets

The Company reviews long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are not recoverable, the impairment to be recognized, if any, is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets or asset group. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2011 and 2012, management does not believe any long-lived assets are impaired and has not identified any assets as being held for sale.

Goodwill

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. The Company tests goodwill for impairment annually on December 31, or more frequently if events or changes in business circumstances indicate the asset might be impaired.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

During the year ended December 31, 2012, the Company adopted ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which gives entities testing goodwill for impairment the option of performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. During this assessment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. Qualitative factors considered include, but are not limited to, macroeconomic conditions, industry and market conditions, company-specific events, changes in circumstances and after-tax cash flows. As of December 31, 2012, the Company determined that its reporting unit did not have a carrying value that was more likely than not to exceed its fair value.

If the qualitative factors indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company would test goodwill for impairment at the reporting unit level using a two-step approach. The first step is to compare the fair value of the reporting unit to the carrying value of the net assets assigned to the reporting unit. If the fair value of the reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, the assigned goodwill is not considered impaired. If the fair value is less than the reporting unit’s carrying value, step two is performed to measure the amount of the impairment, if any. In the second step, the fair value of goodwill is determined by deducting the fair value of the reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if the reporting unit had just been acquired and the fair value was being initially allocated. If the carrying value of goodwill exceeds the implied fair value, an impairment charge would be recorded in the period the determination is made.

The Company has determined that it has a single, entity-wide reporting unit. To determine the fair value of the Company’s reporting unit, the Company primarily uses a discounted cash flow analysis, which requires significant assumptions and estimates about future operations. Significant judgments inherent in this analysis include the determination of an appropriate discount rate, estimated terminal value and the amount and timing of expected future cash flows. The Company may also determine fair value of its reporting unit using a market approach by applying multiples of earnings of peer companies to its operating results.

As a result of the Company’s annual impairment test as of December 31, 2011 and 2012, goodwill was not considered impaired and, as such, no impairment charges were recorded.

Advertising Costs

The Company expenses advertising costs as incurred. The amount expensed during the years ended December 31, 2010, 2011 and 2012 was $1.0 million, $1.9 million and $2.1 million, respectively.

Software Development Costs

The Company capitalizes certain internal software development costs, consisting primarily of direct labor associated with creating the internally developed software. Software development projects generally include three stages: the preliminary project stage (all costs expensed as incurred), the application development stage (certain costs are capitalized) and the post-implementation/operation stage (all costs expensed as incurred). The costs incurred during the application development stage primarily include the costs of designing the application, coding and testing of the system. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. Internal software development costs of $0.2 million were capitalized

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

during the year ended December 31, 2012, and are included in property and equipment in the accompanying consolidated balance sheet. Amortization expense related to the capitalized internally developed software was $20,000 for the year ended December 31, 2012, and is included in cost of revenue in the accompanying consolidated statement of operations. The net book value of capitalized internally developed software was $0.1 million at December 31, 2012.

During the years ended December 31, 2010 and 2011, the costs incurred during the application development stage were not significant and were charged to operations in the accompanying consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the asset and liability method of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company applies the accounting guidance for uncertainties in income taxes, which prescribes a recognition threshold and measurement process for recording uncertain tax positions taken, or expected to be taken, in a tax return in the financial statements. Additionally, the guidance also prescribes the treatment for the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The Company accrues for the estimated amount of taxes for uncertain tax positions if it is more likely than not that the Company would be required to pay such additional taxes. An uncertain tax position will be recognized if it is more likely than not to be sustained. The Company did not have any accrued interest or penalties associated with unrecognized tax positions during the years ended December 31, 2010, 2011 or 2012.

Foreign Currency Translation

The functional currency of the Company’s non-U.S. operations is the local currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenue, costs and expenses are translated into U.S. dollars using the average rates of exchange prevailing during the period. Gains or losses resulting from the translation of assets and liabilities are included as a component of accumulated other comprehensive loss in stockholders’ equity. Gains and losses resulting from foreign currency transactions are recognized as other (expense) income.

Stock-Based Compensation

The Company accounts for stock-based compensation awards based on the fair value of the award as of the grant date. The Company recognizes stock-based compensation expense on a straight-line basis over the awards’ vesting period, adjusted for estimated forfeitures.

The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options. The use of the option valuation model requires the input of highly subjective assumptions,

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

including the fair value of the Company’s common stock, the expected life of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Basic and Diluted Loss per Common Share

The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of each series of the Company’s redeemable convertible preferred stock are entitled to participate in distributions, when and if declared by the board of directors that are made to common stockholders, and as a result are considered participating securities.

Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Diluted net loss per common share is computed under the two-class method by using the weighted average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the “if-converted” method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches (two-class or “if-converted”) as its diluted net income per share during the period. Due to net losses for the years ended December 31, 2010, 2011 and 2012, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Reclassifications

Certain amounts from prior years have been reclassified in the consolidated balance sheets to conform to the current period presentation.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3. Property and Equipment

Property and equipment consisted of the following as of December 31 (in thousands):

	2011	2012
Purchased software, including internal use software	$1,833	$3,564
Computer hardware	7,357	9,346
Furniture and office equipment	1,674	1,750
Leasehold improvements	955	948

	11,819	15,608
Less: accumulated depreciation	(9,507)	(11,293)

	$2,312	$4,315

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $2.5 million, $1.2 million and $2.1 million, respectively. During 2011 and 2012, the Company wrote off certain fixed assets that were fully depreciated.

4. Goodwill and Intangible Assets

Intangible assets consisted of the following at December 31 (in thousands):

	2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (in years)
Customer relationships	$4,745	$(3,779)	$966	6.5
Proprietary software	1,010	(771)	239	6.8
Trade name	400	(360)	40	5.0

	$6,155	$(4,910)	$1,245	6.5

	2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (in years)
Customer relationships	$4,745	$(3,193)	$1,552	6.5
Proprietary software	1,010	(644)	366	6.8
Trade name	400	(280)	120	5.0

	$6,155	$(4,117)	$2,038	6.5

Amortization expense for the years ended December 31, 2010, 2011 and 2012 was $0.9 million, $0.8 million and $0.8 million, respectively. As of December 31, 2012, expected amortization expense over the remaining intangible asset lives is as follows (in thousands):

2013	$574
2014	395
2015	276

Total	$1,245

There were no changes to goodwill during the years ended December 31, 2011 and 2012.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5. Commitments and Contingencies

Operating and Capital Lease Commitments

The Company leases office facilities and certain equipment under non-cancelable operating and capital leases. Future minimum lease payments are as follows (in thousands):

	Operating Leases	Capital Leases
Year Ending December 31,
2013	$1,484	$1,209
2014	1,653	808
2015	1,634	416
2016	1,595	6
2017	1,065	—

Total minimum lease payments	$7,431	2,439

Less: imputed interest		(344)
Less: current portion		(959)

Capital lease obligations, net of current portion		$1,136

The gross book value of fixed assets under capital leases as of December 31, 2011 and 2012 was approximately $0.1 million and $2.2 million, respectively. The net book value of fixed assets under capital leases as of December 31, 2011 and 2012 was approximately $0.1 million and $1.7 million, respectively. Capital lease obligations are included in other current liabilities and other long-term liabilities. The amortization of fixed assets under capital leases is included in depreciation expense in the accompanying consolidated statements of operations.

Future minimum lease payments due under the non-cancelable operating lease arrangements contain fixed rent increases over the term of the lease. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis. The excess of rent expense over future minimum lease payments due has been reported in other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets. As of December 31, 2011 and 2012, deferred rent related to these leases totaled $0.5 million and $1.1 million, respectively.

In January 2011, the lease agreement for the Company’s headquarters, located in Morrisville, North Carolina (the “Morrisville lease”), was amended to extend the lease through September 2021. This amendment included a one-time cash payment to the Company of $0.2 million to be used at the Company’s sole and absolute discretion. This amount was received and recorded as a lease incentive obligation that is amortized against rent expense on a straight-line basis through the life of the lease. Total payments for the remaining term of the Morrisville lease as of December 31, 2012 are $8.0 million.

Total rent expense for the years ended December 31, 2010, 2011 and 2012 was $1.4 million, $1.1 million and $1.7 million, respectively.

Legal Contingencies

The Company is a party to a variety of legal proceedings that arise in the normal course of business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes, based on current knowledge, that the final outcome of any matters will not have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6. Debt

Long-term debt consisted of the following at December 31 (in thousands):

	2011	2012
Term loan	$1,433	$—
Revolving line of credit	3,300	3,300
Equipment line of credit	158	70
Subordinated loan	—	10,000
Debt discount	(65)	(2,398)

Total debt	4,826	10,972
Current portion of long-term debt	4,821	3,370

Debt, net of current portion	$5	$7,602

In December 2009, the Company entered into a loan and security agreement (the “Loan and Security Agreement”) with a lender. The Loan and Security Agreement includes a term loan (the “Term Loan”) of $4.3 million and a revolving line of aggregate advances (the “Revolving Line of Credit”) totaling $4.3 million. The Term Loan accrues interest at a rate of 7% per annum and is to be repaid in 36 equal installments of principal plus monthly payments of accrued interest beginning January 1, 2010. The Revolving Line of Credit had an initial term of 364 days and the Company immediately drew $2.3 million, and subsequently drew an additional $1.0 million during 2011. Interest-only payments are to be made monthly on any outstanding advances during the term at the greater of: the lender’s prime rate plus 0.75%; or 4.75%. In July 2012, the Company amended its Loan and Security Agreement with its lender to increase the borrowing capacity under the Revolving Line of Credit by $1.7 million to $6.0 million, and modify the interest rate of the Revolving Line of Credit to be the lender’s prime rate plus 1.0%.

The loan is collateralized by all of the Company’s assets, excluding intellectual property. The lender has been granted a negative pledge on all intellectual property of the Company. In conjunction with this transaction, the Company issued to the lender a warrant to purchase 173,358 shares of Series C redeemable convertible preferred stock at $0.685 per share (see Note 9). As of December 31, 2011 and 2012, all outstanding borrowings under the Revolving Line of Credit were included in the current portion of long-term debt in the accompanying consolidated balance sheets. Each year, the Company has amended its Loan and Security Agreement with its lender to extend the maturity date of the Revolving Line of Credit. In July 2012, the Company amended its Loan and Security Agreement to extend the maturity date to June 18, 2013.

In June 2010, the Company amended its Loan and Security Agreement with its lender to provide for an equipment line of credit (the “Equipment Line of Credit”). The Equipment Line of Credit provides for the purchase of up to $1.0 million of fixed assets. However, in no event shall the outstanding principal balance of the Equipment Line of Credit when added to the outstanding principal balance of the Term Loan exceed $4.3 million. Principal plus interest is payable monthly over 36 months. Interest is charged at 7.25%. The Equipment Line of Credit is collateralized by the same assets as the Company’s Term Loan and Revolving Line of Credit, in addition to any fixed assets that are purchased utilizing the Equipment Line of Credit. In September 2010, the Company drew $0.3 million on the Equipment Line of Credit.

As of December 31, 2012, future principal payments under the Loan and Security Agreement were $3.4 million for 2013.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Under the terms of the Loan and Security Agreement, the Company is required to meet and maintain certain monthly and annual financial and nonfinancial covenants. As of December 31, 2012, the Company was in compliance with all such covenants.

In March 2012, the Company signed a loan and security agreement with a subordinated lender. The agreement calls for the Company to borrow between $5.0 million and $10.0 million through the end of 2012. Payments on the debt are interest only through March 1, 2015 and principal and interest from March 1, 2015 through the maturity date of February 28, 2017. Interest is payable monthly at an annual rate of 10.5%. In March 2012, the Company borrowed $5.0 million under this agreement and as a condition of the loan, the Company issued a warrant to purchase 2,400,000 shares of Series C redeemable convertible preferred stock at $0.01 per share (see Note 9). The warrant expires in 2022 and had a value of $2.0 million at the date of issuance. In December 2012, the Company borrowed the remaining $5.0 million available under the loan and security agreement with the subordinated lender. As a result of this additional borrowing, the warrant to purchase Series C redeemable convertible preferred stock became exercisable for an additional 750,000 shares, increasing the aggregate number of shares to 3,150,000.

7. Income Taxes

The components of loss before income taxes for the years ended December 31 were as follows (in thousands):

	2010	2011	2012
Domestic	$(1,525)	$1,061	$1,821
Foreign	(3,087)	(4,874)	(6,824)

Total loss before income taxes	$(4,612)	$(3,813)	$(5,003)

The provision for income tax expense (benefit) included the following for the years ended December 31 (in thousands):

	2010	2011	2012
Current:
Federal	$5	$4	$46
State	(7)	(2)	55
Foreign	73	—	(201)

Total	71	2	(100)

Deferred:
Federal	46	47	28
State	(5)	2	2
Foreign	—	—	—

Total	41	49	30

Total tax expense (benefit)	$112	$51	$(70)

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets (liabilities) as of December 31 were as follows (in thousands):

	2010	2011	2012
Current:
Deferred tax assets:
Other assets	$349	$576	$585
Valuation allowance	(336)	(529)	(539)

Total deferred tax assets	13	47	46
Deferred tax liabilities:
Other liabilities	—	3	11

Net deferred tax asset, current	$13	$44	$35

Noncurrent:
Deferred tax assets:
Domestic tax loss carryforwards	$18,450	$18,067	$17,288
Foreign tax loss carryforwards	4,266	4,202	5,526
Tax credits	5	11	57
Other assets	433	1,149	900
Valuation allowance	(22,410)	(21,615)	(22,040)

Total deferred tax assets	744	1,814	1,731
Deferred tax liabilities:
Other liabilities	878	2,028	1,966

Net deferred tax liability, noncurrent	$(134)	$(214)	$(235)

At December 31, 2010, 2011 and 2012, the Company had federal gross operating loss carryforwards of $50.3 million, $48.8 million and $46.3 million, respectively, that expire beginning in 2019. At December 31, 2010, 2011 and 2012, the Company had state net economic loss carryforwards of $39.3 million, $44.8 million and $45.1 million, respectively, that expire beginning in 2015. At December 31, 2010, 2011 and 2012, the Company also had foreign net operating loss (“NOL”) carryforwards for use against future tax in those jurisdictions of $12.5 million, $12.4 million and $16.4 million, respectively. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to the NOL carryforwards. The total increase in valuation allowance of $0.4 million during the year ended December 31, 2012 was allocable to current operating activities. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the NOL carryforwards. In addition, the maximum annual use of NOL carryforwards is limited in certain situations after changes in stock ownership occur. The recognized tax benefit related to NOL carryforwards was approximately $0.8 million for the year ended December 31, 2012.

Income tax expense in 2010 and 2011 was $0.1 million and $0.1 million, respectively, and income tax benefit was $0.1 million in 2012. The periods were affected by the presence of additional valuation allowance in connection with the tax amortization of the Company’s indefinite-lived intangible asset that is not available to offset existing deferred tax assets (termed a “naked credit”).

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Undistributed earnings of the Company’s foreign subsidiaries are considered permanently reinvested and, accordingly, no provision for U.S. federal or state income taxes has been provided thereon. The cumulative amount of undistributed earnings of the Company’s non-U.S. subsidiaries was approximately $0.8 million for each of the years ended December 31, 2010, 2011 and 2012. The determination of the deferred tax liability, which requires complex analysis of international tax situations related to repatriation, is not practicable at this time. The Company is presently investing in international operations located in Europe, Asia, Australia and South America. The Company is funding the working capital needs of its foreign operations through its U.S. operations. In the future, the Company will utilize its foreign undistributed earnings, as well as continued funding from its U.S. operations, to support its continued foreign investment.

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate for the years ended December 31 is as follows:

	2010	2011	2012
U.S. statutory federal rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from:
State taxes, net of federal benefit	1.5	0.5	(0.8)
Nondeductible expenses	(3.6)	(6.2)	(9.2)
Effect of foreign tax rate differential	(7.2)	(10.8)	(13.3)
NOL adjustment	(10.1)	(35.1)	—
Change in valuation allowance	(16.8)	15.8	(6.6)
Other	(0.2)	0.6	(2.7)

Effective tax rate	(2.4)%	(1.2)%	1.4%

Effective January 1, 2009, the Company adopted the provisions of the FASB’s guidance on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return.

As a result of implementing these provisions, the Company did not identify any material tax positions that would be required for inclusion in the financial statements under this accounting guidance. As of December 31, 2012, the Company had no accrued interest or penalties related to the tax contingencies. The Company’s policy for recording interest and penalties is to record them as a component of provision for income taxes.

The Company has analyzed its filing positions in all significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal and state and local tax examinations by tax authorities for years prior to 2009, although carryforward attributes that were generated prior to 2009 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. The Company is no longer subject to examination in foreign tax jurisdictions for tax periods 2007 and prior. No income tax returns are currently under examination by taxing authorities.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

8. Stockholders’ Deficit

Common Stock

The Company is authorized to issue two classes of stock, designated common stock and preferred stock. The Company is authorized to issue 523,871,368 total shares, consisting of 303,500,000 shares of common stock and 220,371,368 shares of Series A, Series B, Series B-1 and Series C redeemable convertible preferred stock. At December 31, 2012, the Company had reserved a total of 18,659,401 of its authorized 303,500,000 shares of common stock for future issuance as follows:

For conversion of Series A, Series B, Series B-1 and Series C redeemable convertible preferred stock	13,375,171
Outstanding stock options	2,202,712
Outstanding stock warrants	1,913,675
Possible future issuance under stock option plans	1,167,843

Total common shares reserved for future issuance	18,659,401

Liquidation Rights

In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding preferred stock.

Dividends and Voting Rights

The holders of common stock are entitled to receive dividends if and when declared by the Company, but not until all dividends on preferred stock have been either (i) paid or (ii) declared and the Company has set aside funds to pay those dividends declared. Holders of common stock have the right to one vote per share.

Redeemable Convertible Preferred Stock

The following table summarizes the issuances of redeemable convertible preferred stock:

Issue Date	Name	Price per Share	Number of Shares	Conversion Price per Share
December 2003	Series A	$0.20	93,726,013	$3.20
April 2005	Series B	$0.44	40,641,227	$7.04
April 2006	Series B-1	$0.53	5,660,378	$8.48
April 2007	Series C	$0.69	43,795,620	$10.96
September 2008	Series C	$0.69	30,084,731	$10.96

Series A, Series B, Series B-1 and Series C redeemable convertible preferred stock are collectively referred to as the “Preferred Stock” and individually as the “Series A,” “Series B,” “Series B-1” and “Series C.” Each of the prices per share above is referred to as the Original Issue Price, and excludes the cost of issuance. Any costs incurred in connection with the issuance of various classes of the Preferred Stock have been recorded as a reduction of the carrying amount of the Preferred Stock and were accreted through a charge to additional paid-in capital through April 26, 2012.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

Summary of Activity

The following table presents a summary of activity for the Preferred Stock issued and outstanding for the years ended December 31, 2010, 2011, and 2012 (in thousands):

	Redeemable Convertible Preferred Stock
	Series A	Series B	Series B-1	Series C	Total Amount
Balance, January 1, 2010	$18,794	$17,980	$2,996	$50,541	$90,311
Accretion of issuance costs on redeemable convertible preferred stock	11	9	2	30	52

Balance, December 31, 2010	18,805	17,989	2,998	50,571	90,363
Accretion of issuance costs on redeemable convertible preferred stock	11	8	1	30	50

Balance, December 31, 2011	18,816	17,997	2,999	50,601	90,413
Cashless exercise of Series A warrant	67	—	—	—	67
Accretion of issuance costs on redeemable convertible preferred stock	4	3	1	7	15

Balance, December 31, 2012	$18,887	$18,000	$3,000	$50,608	$90,495

Redemption Rights

Shares of the Preferred Stock are redeemable at the election of the Preferred Stock holders. On November 12, 2012, the Company amended its Amended and Restated Certificate of Incorporation to change the earliest possible Preferred Stock redemption date to November 30, 2014. Shares of the Series A shall be redeemable at the election of the holders of at least 66 2/3% of the shares of Series A then outstanding. Shares of the Series B and Series B-1 shall be redeemable at the election of the holders of at least 66 2/3% of the shares of Series B and Series B-1 voting together as a separate class on an as-converted basis. Shares of the Series C shall be redeemable at the election of the holders of a majority of the then outstanding shares of Series C. Any redemption shall be effected first with respect to the Series B and Series B-1 together on a pari passu, pro rata basis with the Series C, and second with respect to the Series A. The redemption of the Series A, Series B and Series B-1 requires the Company to pay a per-share sum equal to the Original Issue Price of the respective series plus declared and unpaid dividends with respect to the shares of such series. The redemption of the Series C requires the Company to pay a per-share sum equal to the greater of the Series C Original Issue Price plus declared and unpaid dividends with respect to such shares or the then-current fair market value as determined by a valuation firm of national reputation mutually acceptable to the Board and the Series C holders. As of December 31, 2012, the redemption values of the Series A, B, B-1 and C based on the Original Issue Price were $18.8 million, $18.0 million, $3.0 million and $50.6 million, respectively. There have been no dividends declared with respect to the Preferred Stock. The Series A shares would be redeemed in one installment and the Series B, B-1 and C would be redeemed in three annual installments. The first redemption payment would be made as soon as sufficient funds are legally available with 10% interest from the redemption date as specified by each class of Preferred Stock holders.

Conversion Rights

Upon initial issuance, the Preferred Stock was convertible, at the option of the holder, into shares of common stock on a one-for-one basis and is currently convertible on a 16-for-1 basis. The conversion

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

rate for each series of Preferred Stock is subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or similar events. Additionally, each share of Preferred Stock will automatically convert (i) immediately prior to the closing of a firm commitment underwritten public offering of shares of common stock at a price per share not less than $2.00 per share with aggregate gross proceeds of at least $25.0 million or (ii) upon the affirmative election of the holders of the Preferred Stock as follows: each share of Series C shall automatically be converted upon the affirmative elections of the holders of at least a majority of the outstanding shares of Series C; each share of Series B and Series B-1 shall automatically be converted upon the affirmative election of the holders of at least a majority of the outstanding shares of Series B and Series B-1, voting together as a class; and each share of Series A shall automatically be converted upon the affirmative election of the holders of at least 66 2/3% of the outstanding shares of Series A. Preferred Stock is also subject to certain anti-dilution provisions.

Voting Rights

The holders of the Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which their shares of Preferred Stock are convertible. Certain transactions and actions require the consent of the holders of at least 66 2/3% of the shares of outstanding Preferred Stock as set forth in the Company’s Amended and Restated Certificate of Incorporation.

Dividend Rights

The holders of the Preferred Stock are entitled to receive dividends at the rate of 8% per share of the Original Issue Price per annum on each outstanding share of preferred stock (subject to adjustment in the event of any stock dividends, combinations, splits, recapitalizations or similar events) payable in preference and priority to any payment of dividend on common stock of the Company. Such dividends are payable when and if declared by the Board of Directors and are noncumulative. Payment to Series A holders may only be made after payment in full is made to the Series B, Series B-1 and Series C holders. Payment of any dividends to the holders of the Series B, Series B-1 and Series C shall be on a pari passu basis. No dividends have been declared through December 31, 2012.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the holders of Series C, Series B and Series B-1 are entitled to receive in preference to the holders of Series A an amount per share equal to the respective Original Issue Price plus all declared and unpaid dividends. If the assets of the Company are insufficient to make payment in full, the assets will be distributed ratably in proportion to the full amounts to which the respective shareholders would otherwise be entitled. Thereafter, the holders of Series A are entitled to receive an amount per share equal to the Series A Original Issue Price plus all declared and unpaid dividends.

After the payment of the full liquidation preferences of the Series A as set forth above, the remaining assets of the Company available for distribution in such Liquidation Event, if any, shall be distributed ratably to the holders of the Common Stock and Preferred Stock on an as-if-converted to Common Stock basis until such holders of Preferred Stock have received, pursuant to the above, an aggregate amount per share of Series C, Series B or Series A equal to ten times the Series C Original Issue Price, Series B Original Issue Price or Series A Original Issue Price, as applicable; thereafter, the remaining assets of the Company available for distribution in such Liquidation Event, if any, shall be distributed ratably to the holders of the Common Stock.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9. Warrants

In conjunction with previous long-term debt borrowings, the Company issued warrants to purchase shares of Series A and Series C. As of December 31, 2012, the holders of the Series A and Series C warrants were entitled to purchase a total of 175,000 shares of Series A and 4,586,121 shares of Series C, respectively. The warrants may be exercised in whole or in part at any time and include a cashless exercise feature, which allows the holder to receive fewer shares of Series A or Series C in exchange for the warrant rather than paying cash to exercise. The warrants are classified as a liability in the accompanying consolidated balance sheets and adjusted to fair value each period due to the fact that they are currently exercisable into redeemable securities.

The fair value of the Series A warrants was estimated to be $0.1 million and $0.1 million at December 31, 2011 and 2012, respectively. The fair value of the Series C warrants was estimated to be $0.5 million and $3.1 million at December 31, 2011 and 2012, respectively. The inputs into the fair value model for the warrants are considered Level 3 inputs under ASC 820, Fair Value Measurements and Disclosures. The inputs and valuation techniques used to measure the fair value of the Series A and C stock warrants are discussed in Note 2.

In March 2012, the Company amended a Series A warrant agreement for the purchase of 168,750 shares of redeemable convertible preferred stock to extend the expiration date from March 2012 to June 2012. In June 2012, the holder of this warrant executed a cashless exercise and received 95,380 shares of Series A redeemable convertible preferred stock in exchange for the warrant.

For the years ended December 31, 2010, 2011 and 2012, all changes in the fair value of the warrants were recorded as a component of other (expense) income. The Company recorded other expense of $47,000, $0.3 million and $5,000 for the years ended December 31, 2010, 2011 and 2012, respectively, related to the fair value adjustment of the warrants.

In 2007 and 2008, in conjunction with the Series C funding, the Company issued warrants to purchase 1,616,113 shares of common stock, of which 958,019 and 658,094 have an exercise price per share of $16.00 and $10.96, respectively. The warrants expire in 2014 and 2015. The warrants may be exercised in whole or in part at any time and include a cashless exercise feature, which allows the holder to receive fewer shares of common stock in exchange for the warrant rather than paying cash to exercise.

10. Stock-Based Compensation

The Company established the ChannelAdvisor Corporation 2001 Stock Plan (the “Plan”), pursuant to which the Company has reserved 3,995,547 shares of its common stock for issuance to its employees, directors and non-employee third parties. The Plan permits the granting of both incentive stock options and nonqualified stock options.

The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by the compensation committee of the Company’s board of directors. Stock options are granted at exercise prices not less than the estimated fair market value of the Company’s common stock at the date of grant. As of December 31, 2012, the Company had 1,167,843 shares allocated to the Plan, but not yet issued. The options typically vest quarterly over a four-year period. The options expire ten years from the grant date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting schedule.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The Plan allows for the granting of options that may be exercised before the options have vested. Shares issued as a result of early exercise are subject to repurchase by the Company upon termination of employment or services, at the lesser of the price paid or the fair value of the shares on the repurchase date. At December 31, 2011 and 2012, there were no shares of common stock outstanding subject to the Company’s right of repurchase.

Stock-based compensation expense related to stock options is included in the following line items in the accompanying consolidated statements of operations for the years ended December 31 (in thousands):

	2010	2011	2012
Cost of revenue	$21	$15	$64
Sales and marketing	59	16	224
Research and development	38	58	105
General and administrative	216	111	245

	$334	$200	$638

The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” Under the “simplified method,” the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company used the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because dividends are not expected to be paid in the near future, which is consistent with the Company’s history of not paying dividends.

The following table summarizes the assumptions used for estimating the fair value of stock options granted for the years ended December 31:

	2010	2011	2012
Risk-free interest rate	0.5% - 3.0%	0.4% - 2.0%	0.1% - 0.9%
Expected term (years)	6.25	6.25	4.00 - 6.25
Expected volatility	39% - 55%	28% - 56%	49% - 60%
Dividend yield	0%	0%	0%
Weighted average grant date fair value	$0.64	$0.80	$2.88

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

The following is a summary of the option activity for the year ended December 31, 2012:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding balance at December 31, 2011	1,936,191	$2.08
Granted	647,750	8.16
Exercised	(124,624)	1.76
Forfeited	(94,701)	2.40
Expired	(161,904)	1.92

Outstanding balance at December 31, 2012	2,202,712	$3.84	7.16	$10,843

Exercisable at December 31, 2012	1,180,913	$2.24	5.73	$7,710

Vested and expected to vest at December 31, 2012	2,067,549	$3.68	7.03	$10,549

The total compensation cost related to nonvested awards not yet recognized as of December 31, 2012 was $1.3 million and will be recognized over a weighted average period of approximately 1.5 years. The aggregate intrinsic value of employee options exercised during the years ended December 31, 2010, 2011, and 2012 was $0.1 million, $0.1 million and $0.7 million, respectively.

During 2010, the Company repriced options to purchase 383,417 shares of common stock that were originally priced at $4.00 per share and were modified lower to $2.24 per share for 124 employees. The Company recorded $0.1 million of incremental stock-based compensation as a result of this modification.

During 2010 and 2011, the Company extended the life of options to purchase 285,976 shares of common stock that were held by three former executives. As a result of this modification, the Company recorded incremental stock-based compensation of $45,000 and $3,000 during the years ended December 31, 2010 and 2011, respectively.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11. Net Loss Per Share

Diluted loss per share is the same as basic loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive for the years ended December 31:

	2010	2011	2012
Redeemable convertible preferred stock:
Series A	5,857,864	5,857,864	5,863,825
Series B	2,540,066	2,540,066	2,540,066
Series B-1	353,767	353,767	353,767
Series C	4,617,513	4,617,513	4,617,513
Warrants to purchase common stock	1,616,113	1,616,113	1,616,113
Warrants to purchase Series A redeemable convertible preferred stock	21,484	21,484	10,937
Warrants to purchase Series C redeemable convertible preferred stock	89,750	89,750	286,625
Stock options	1,681,143	1,936,191	2,202,712

Pro Forma Net Loss Per Share (unaudited)

The numerator and denominator used in computing pro forma net loss per share for the year ended December 31, 2012 have been adjusted to assume (i) the net exercise as of the beginning of the year of certain Series C warrants that will expire upon the closing of the IPO to acquire 206,038 shares of redeemable convertible preferred stock and (ii) the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the beginning of the year or at the time of issuance, if later, and (iii) the reclassification of the Series A and remaining Series C warrants liability to additional paid-in capital as of the beginning of the year.

Numerator (in thousands):
Historical net loss	$(4,933)
Plus: changes in the fair value of the preferred stock warrant liabilities	5

Pro forma numerator for basic and diluted loss per share	$(4,928)

Denominator:
Historical denominator for basic and diluted net loss per share—weighted average shares	1,164,942
Plus: conversion of redeemable convertible preferred stock to common stock	13,385,235

Pro forma denominator for basic and diluted net loss per share	14,550,177

Pro forma basic and diluted loss per share	$(0.34)

12. Segment and Geographic Information

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM reviews

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

Substantially all assets were held in the United States during the years ended December 31, 2010, 2011 and 2012. The following table summarizes revenue by geography for the years ended December 31 (in thousands):

	2010	2011	2012
Revenue:
Domestic	$29,663	$34,805	$42,140
International	7,025	8,765	11,447

Total	$36,688	$43,570	$53,587

13. Retirement Plan

The Company has established the ChannelAdvisor Corporation 401(k) Profit Sharing Plan (the “Retirement Plan”), a contributory profit sharing plan, to cover all employees who qualify under the terms of the plan. Eligible employees may elect to contribute to the Retirement Plan up to 100% of their compensation, limited by the IRS-imposed maximum. Prior to April 1, 2011, the Company did not match employee contributions to the Retirement Plan. Effective April 1, 2011, the Company began matching 50% of employee contributions up to 3% of base salary. Employer contributions were $0, $0.2 million and $0.3 million for the years ended December 31, 2010, 2011 and 2012, respectively.

14. Related Parties

One of the Company’s customers is a subsidiary of a stockholder of the Company, thus making the customer a related party. Under this agreement, the customer has purchased certain services from the Company. Revenue recorded under this agreement since the customer became a related party totaled $0.3 million and $0.8 million for the years ended December 31, 2011 and 2012, respectively. Accounts receivable from the customer amounted to $0.1 million and $0.4 million at December 31, 2011 and 2012, respectively.

The Company conducts business with one of its stockholders who is also one of its channel partners. This channel partner, like other channel partners, allows the Company access to its systems and allows the Company to serve as an integration partner between it and the Company’s customers. The Company does not pay or receive consideration from the related party for this arrangement.

15. Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2012 through March 5, 2013, the date on which the financial statements for the year ended December 31, 2012 were issued.

Effective as of January 31, 2013, the Company signed an amended lease agreement for its headquarters in Morrisville, North Carolina. The amendment provides the Company with additional office space and increases the Company’s monthly rent payment. The lease term was not modified as a result of the amendment.

ChannelAdvisor Corporation and Subsidiaries

Notes to Consolidated Financial Statements (continued)

On April 26, 2013, the board of directors approved an amendment to the Company’s amended and restated certificate of incorporation effecting a 1-for-16 reverse stock split of its common stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company also adjusted the share amounts under its employee incentive plan and common stock warrant agreements with third parties. All numbers of common shares and per common share data in the accompanying consolidated financial statements and related notes have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on May 9, 2013.

ChannelAdvisor Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31, 2012	As of March 31, 2013	As of March 31, 2013 Pro Forma
		(unaudited)	(unaudited)
Assets
Current assets:
Cash	$10,865	$10,958	$10,958
Accounts receivable, net of allowance of $191, $155 and $155 as of December 31, 2012, March 31, 2013 and March 31, 2013 pro forma, respectively	9,571	9,161	9,161
Prepaid expenses and other current assets	2,589	2,266	2,266

Total current assets	23,025	22,385	22,385
Property and equipment, net	4,315	5,171	5,171
Goodwill	16,106	16,106	16,106
Intangible assets, net	1,245	1,057	1,057
Restricted cash	687	686	686
Other assets	2,644	3,314	3,314

Total assets	$48,022	$48,719	$48,719

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$1,269	$1,069	$1,069
Accrued expenses	4,650	4,540	4,540
Deferred revenue	9,750	11,710	11,710
Current portion of long-term debt	3,370	3,347	3,347
Other current liabilities	979	1,102	1,102

Total current liabilities	20,018	21,768	21,768
Long-term debt, net of current portion	7,603	7,743	7,743
Series A and Series C warrants liability	3,235	3,352	—
Long-term capital leases, net of current portion	1,136	1,885	1,885
Other long-term liabilities	1,714	1,863	1,863

Total liabilities	33,706	36,611	33,259
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock:
Convertible Series A preferred stock, $0.001 par value, 94,069,763 shares authorized, 93,821,393 shares issued and outstanding as of December 31, 2012 and March 31, 2013; no shares issued and outstanding pro forma; liquidation preference of $18,839 as of March 31, 2013	18,887	18,887	—
Convertible Series B preferred stock, $0.001 par value, 40,641,227 shares authorized, issued and outstanding as of December 31, 2012 and March 31, 2013; no shares issued and outstanding pro forma; liquidation preference of $18,000 as of March 31, 2013	18,000	18,000	—
Convertible Series B-1 preferred stock, $0.001 par value, 5,660,378 shares authorized, issued and outstanding as of December 31, 2012 and March 31, 2013; no shares issued and outstanding pro forma; liquidation preference of $3,000 as of March 31, 2013	3,000	3,000	—
Convertible Series C preferred stock, $0.001 par value, 80,000,000 shares authorized, 73,880,351 shares issued and outstanding as of December 31, 2012 and March 31, 2013; no shares issued and outstanding pro forma; liquidation preference of $50,608 as of March 31, 2013	50,608	50,608	—

Total redeemable convertible preferred stock	90,495	90,495	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value, 303,500,000 shares authorized, 1,240,193, 1,333,516 and 14,721,561 shares issued and outstanding as of December 31, 2012, March 31, 2013 and March 31, 2013 pro forma, respectively	1	1	15
Additional paid-in capital	3,584	4,166	97,999
Accumulated other comprehensive loss	(289)	(349)	(349)
Accumulated deficit	(79,475)	(82,205)	(82,205)

Total stockholders’ (deficit) equity	(76,179)	(78,387)	15,460

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$48,022	$48,719	$48,719

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended March 31,
	2012	2013
	(in thousands, except share and per share data)
Revenue	$12,166	$14,922
Cost of revenue	3,246	3,947

Gross profit	8,920	10,975

Operating expenses:
Sales and marketing	5,390	7,790
Research and development	2,551	2,981
General and administrative	1,788	2,341

Total operating expenses	9,729	13,112

Loss from operations	(809)	(2,137)
Other (expense) income:
Interest expense	(22)	(597)
Other income, net	4	11

Total other (expense) income	(18)	(586)

Loss before income taxes	(827)	(2,723)
Income tax expense	24	7

Net loss	$(851)	$(2,730)

Net loss per share:
Basic and diluted	$(0.74)	$(2.10)
Pro forma:
Basic and diluted		$(0.18)

Weighted average common shares outstanding:
Basic and diluted	1,144,999	1,299,491
Pro forma:
Basic and diluted		14,687,536

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Three Months Ended March 31,
	2012	2013
	(in thousands)
Net loss	$(851)	$(2,730)
Other comprehensive loss:
Foreign currency translation adjustments	14	(60)

Total comprehensive loss	$(837)	$(2,790)

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Deficit

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2012	1,240,193	$1	$3,584	$(289)	$(79,475)	$(76,179)
Exercise of stock options	93,323	—	153	—	—	153
Stock-based compensation expense	—	—	429	—	—	429
Net loss	—	—	—	—	(2,730)	(2,729)
Foreign currency translation adjustments	—	—	—	(60)	—	(61)

Balance, March 31, 2013	1,333,516	$1	$4,166	$(349)	$(82,205)	$(78,387)

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2012	2013
	(in thousands)
Cash flows from operating activities
Net loss	$(851)	$(2,730)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	583	800
Bad debt expense (recovery)	9	(14)
Change in fair value of preferred stock warrants	(67)	117
Accretion of debt discount	2	141
Non-cash stock-based compensation expense	48	429
Change in lease incentive obligation	(5)	(5)
Amortization of debt issuance costs	4	12
Change in deferred rent	150	29
Changes in assets and liabilities:
Accounts receivable	206	296
Prepaid expenses and other assets	(184)	285
Accounts payable and accrued expenses	455	(12)
Deferred revenue	1,785	2,229

Net cash provided by operating activities	2,135	1,577

Cash flows from investing activities
Purchases of property and equipment	(1,045)	(351)

Net cash used in investing activities	(1,045)	(351)

Cash flows from financing activities
Proceeds from issuance of debt, net of debt issuance costs	4,896	—
Repayment of debt and capital leases	(386)	(312)
Payment of deferred offering costs	—	(890)
Proceeds from issuance of common stock	16	153

Net cash provided by (used in) financing activities	4,526	(1,049)

Effect of currency exchange rate changes on cash	21	(84)

Net increase in cash	5,637	93

Cash, beginning of period	4,998	10,865

Cash, end of period	$10,635	$10,958

Supplemental disclosure of cash flow information
Cash paid for interest	$82	$299

Cash paid for income taxes	$26	$64

Supplemental disclosure of noncash investing and financing activities
Accretion of issuance costs on redeemable convertible preferred stock	$13	$—

Deferred offering costs included in accounts payable and accrued expenses	$—	$550

Accrued capital expenditures	$218	$—

Capital lease obligations entered into for the purchase of fixed assets	$1,654	$1,077

The accompanying notes are an integral part of these consolidated financial statements.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of the Business

ChannelAdvisor Corporation (“ChannelAdvisor” or the “Company”) was incorporated in the state of Delaware and capitalized in June 2001. The Company began operations in July 2001. ChannelAdvisor is a provider of software-as-a-service, or SaaS, solutions that allow retailers and manufacturers to integrate, manage and monitor their merchandise sales across hundreds of online channels. The Company is headquartered in Morrisville, North Carolina and has offices in England, Ireland, Germany, Australia and Hong Kong.

Accumulated Deficit

Since its inception, the Company has incurred substantial losses. At December 31, 2012 and March 31, 2013, the accumulated deficit was $79.5 million and $82.2 million, respectively. Failure to generate sufficient revenue and income could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The Company has financed its operations primarily through issuances of redeemable convertible preferred stock and debt and believes it has adequate cash on hand to fund operations in the near term, but, if required, additional financing may not be available to the Company or available on attractive terms.

2. Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Interim Condensed Consolidated Financial Information

The accompanying unaudited condensed consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) for interim financial information. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders’ deficit and cash flows. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results for the full year or the results for any future periods. These condensed financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2012 appearing elsewhere in this prospectus.

Unaudited Pro Forma Presentation

The Company has filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) for the proposed initial public offering of shares of its common stock (the “IPO”). If the IPO contemplated by this prospectus is consummated, all of the redeemable convertible preferred stock outstanding will automatically convert into common stock. In addition, certain Series C warrants will expire if not exercised before the IPO, and the Series A and remaining Series C warrants will automatically convert into warrants to purchase common stock. The preferred stock warrant liability of $3.4 million as of March 31, 2013 will be reclassified to stockholders’

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

equity. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, the assumed net exercise of the Series C warrants that would otherwise expire at the IPO and the reclassification of the Series A and remaining Series C warrants outstanding, is set forth on the March 31, 2013 pro forma unaudited condensed consolidated balance sheet.

The unaudited pro forma net loss per share for the three months ended March 31, 2013 assumes (i) the net exercise as of January 1, 2013 of certain Series C warrants that will expire upon the closing of the IPO to acquire 206,038 shares of redeemable convertible preferred stock, (ii) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 13,388,045 shares of common stock upon the completion of the IPO as of January 1, 2013, and (iii) the conversion of the Series A and the remaining Series C warrants to common stock warrants as of January 1, 2013. The amounts recorded in 2013 to adjust the Series A and Series C warrants liability to fair value have been added back to net loss to arrive at pro forma net loss per share.

Recently Adopted Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company adopted ASU 2011-05 effective January 1, 2012 and has retrospectively applied the provisions of ASU 2011-05 for all periods presented.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board (“IASB”) on fair value measurement and has resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Company adopted ASU 2011-04 effective January 1, 2012 and has retrospectively applied the provisions of ASU 2011-04 for all periods presented.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The Company adopted ASU 2011-08 effective for the year ended December 31, 2012. The adoption of this pronouncement did not have any impact on the Company’s results of operations, financial position or cash flows.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, ASU 2013-02 requires presentation, either on the face of the income statement or in the notes, of significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income, but only if the amounts reclassified are required to be reclassified in their entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about these amounts. The Company prospectively adopted ASU 2013-02 effective January 1, 2013. The adoption of this pronouncement did not have any impact on the Company’s consolidated financial statement presentation.

Recent Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” which is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that fair value of an intangible asset is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, the useful lives of long-lived assets and other intangible assets, the fair value of the Company’s common stock and assumptions used for purposes of determining stock-based compensation, income taxes, and the fair value of the Series A and Series C warrants, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities.

Revenue Recognition and Deferred Revenue

The majority of the Company’s revenue is derived from subscription fees paid by customers for access to and usage of the Company’s cloud-based SaaS platform for a specified period of time, which is typically one year. A portion of the subscription fee is typically fixed and is based on a specified minimum amount of gross merchandise value (“GMV”) that a customer expects to process through the Company’s platform over the contract term. The remaining portion of the subscription fee is variable

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

and is based on a specified percentage of GMV processed through the Company’s platform in excess of the customer’s specified minimum amount. In addition, other sources of revenue consist primarily of implementation fees, which may include fees for providing launch and assistance and training. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is reasonably assured and the amount of the fee to be paid by the customer is fixed or determinable. The Company’s contractual arrangements include performance, termination and cancellation provisions, but do not provide for refunds. Customers do not have the contractual right to take possession of the Company’s software at any time.

The Company’s arrangements generally contain multiple elements comprised of subscription and implementation services. The Company evaluates each element in an arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company’s control. The Company’s implementation services are not sold separately from the subscription and there is no alternative use for them. As such, the Company has determined the implementation services do not have standalone value. Accordingly, subscription and implementation services are combined and recognized as a single unit of accounting.

The Company generally recognizes the fixed portion of subscription fees and implementation fees ratably over the contract term. Recognition begins when the customer has access to the Company’s platform and transactions can be processed, provided all other revenue recognition criteria have been met. Some customers elect a managed-service solution and contract with the Company to manage some or all aspects of the Company’s SaaS solutions on the customer’s behalf for a specified period of time, which is typically one year. Under these managed-service arrangements, customer transactions cannot be processed through the Company’s platform until the completion of the implementation services. As such, revenue is contingent upon the Company’s completion of the implementation services and recognition commences when transactions can be processed on the Company’s platform, provided all other revenue recognition criteria have been satisfied. At that time, the Company recognizes a pro-rata portion of the fees earned since the inception of the arrangement. The balance of the fees is recognized ratably over the remaining contract term.

The Company recognizes the variable portion of subscription fee revenue in the period in which the related GMV is processed, provided all other revenue recognition criteria have been met.

The Company recognizes revenue from professional services sold separately from subscription arrangements as the services are performed.

Sales taxes collected from customers and remitted to government authorities are excluded from revenue.

Deferred revenue represents the unearned portion of fixed subscription fees and implementation fees. Deferred amounts will generally be recognized within one year.

Cost of Revenue

Cost of revenue primarily consists of personnel and related costs, including salaries, bonuses, payroll taxes and stock compensation, co-location facility costs for the Company’s data centers, depreciation expenses for computer equipment directly associated with generating revenue, credit card

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

transaction fees and infrastructure maintenance costs. In addition, the Company allocates a portion of overhead, such as rent, additional depreciation and amortization and employee benefits costs, to cost of revenue based on headcount.

Concentration of Credit Risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. All of the Company’s cash is held at financial institutions that management believes to be of high credit quality. The Company’s cash accounts exceed federally insured limits at times. The Company has not experienced any losses on cash to date. To manage accounts receivable risk, the Company evaluates the creditworthiness of its customers and maintains an allowance for doubtful accounts.

The Company did not have any customers that individually comprised a significant concentration of its accounts receivable as of December 31, 2012 and March 31, 2013, or a significant concentration of its revenue for the three months ended March 31, 2012 and 2013.

Accounts Receivable and Allowance for Doubtful Accounts

The Company extends credit to customers without requiring collateral. Accounts receivable are stated at realizable value, net of an allowance for doubtful accounts. The Company utilizes the allowance method to provide for doubtful accounts based on management’s evaluation of the collectability of amounts due. The Company’s estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company’s estimates.

Other Receivables

Under certain customer arrangements, the Company collects and remits monthly activity-based fees incurred on specific channels on the customers’ behalf. The Company records the amounts due from customers as a result of these arrangements as other receivables.

Other receivables of $1.5 million and $0.8 million are included in prepaid expenses and other current assets on the condensed consolidated balance sheets as of December 31, 2012 and March 31, 2013, respectively.

Deferred Offering Costs

Deferred offering costs of $2.3 million and $3.0 million are included in other assets on the condensed consolidated balance sheets as of December 31, 2012 and March 31, 2013, respectively. Upon the consummation of the IPO, these amounts will be offset against the proceeds of the offering and included in stockholders’ (deficit) equity. If the offering is terminated, the deferred offering costs will be expensed immediately.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Identifiable Intangible Assets

The Company acquired intangible assets in connection with its business acquisitions. These assets were recorded at their estimated fair values at the acquisition date and are being amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives used in computing amortization are as follows:

Customer relationships	5 to 8 years
Proprietary software	8 years
Trade name	5 years

Goodwill

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. The Company tests goodwill for impairment annually on December 31, or more frequently if events or changes in business circumstances indicate the asset might be impaired. For the impairment test, the Company has the option of performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. During this assessment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. Qualitative factors considered include, but are not limited to, macroeconomic conditions, industry and market conditions, company-specific events, changes in circumstances and after-tax cash flows.

If the qualitative factors indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company would test goodwill for impairment at the reporting unit level using a two-step approach. The first step is to compare the fair value of the reporting unit to the carrying value of the net assets assigned to the reporting unit. If the fair value of the reporting unit is greater than the carrying value of the net assets assigned to the reporting unit, the assigned goodwill is not considered impaired. If the fair value is less than the reporting unit’s carrying value, step two is performed to measure the amount of the impairment, if any. In the second step, the fair value of goodwill is determined by deducting the fair value of the reporting unit’s identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if the reporting unit had just been acquired and the fair value was being initially allocated. If the carrying value of goodwill exceeds the implied fair value, an impairment charge would be recorded in the period the determination is made.

The Company has determined that it has a single, entity-wide reporting unit. To determine the fair value of the Company’s reporting unit, the Company primarily uses a discounted cash flow analysis, which requires significant assumptions and estimates about future operations. Significant judgments inherent in this analysis include the determination of an appropriate discount rate, estimated terminal value and the amount and timing of expected future cash flows. The Company may also determine fair value of its reporting unit using a market approach by applying multiples of earnings of peer companies to its operating results.

Software Development Costs

The Company capitalizes certain internal software development costs, consisting primarily of direct labor associated with creating the internally developed software or implementing software

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

purchased for internal use. Software development projects generally include three stages: the preliminary project stage (all costs expensed as incurred), the application development stage (certain costs are capitalized) and the post-implementation/operation stage (all costs expensed as incurred). The costs incurred during the application development stage primarily include the costs of designing the application, coding and testing of the system. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. Internal software development costs of $0.2 million and $0.2 million were capitalized during the year ended December 31, 2012 and the three months ended March 31, 2013, respectively, and are included in property and equipment in the accompanying condensed consolidated balance sheets. Amortization expense related to the capitalized internally developed software was $0 and $15,000 for the three months ended March 31, 2012 and 2013, respectively, and is included in cost of revenue or general and administrative expense in the accompanying unaudited condensed consolidated statements of operations, depending upon the nature of the software development project. The net book value of capitalized internally developed software was $0.1 million and $0.3 million as of December 31, 2012 and March 31, 2013, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation awards based on the fair value of the award as of the grant date. The Company recognizes stock-based compensation expense on a straight-line basis over the awards’ vesting period, adjusted for estimated forfeitures.

The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options. The use of the option valuation model requires the input of highly subjective assumptions, including the fair value of the Company’s common stock, the expected life of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

3. Stockholders’ Equity

Redeemable Convertible Preferred Stock

The following table summarizes the issuances of redeemable convertible preferred stock:

Name	Price per Share	Number of Shares	Conversion Price per Share
Series A	$0.20	93,821,393	$3.20
Series B	$0.44	40,641,227	$7.04
Series B-1	$0.53	5,660,378	$8.48
Series C	$0.69	73,880,351	$10.96

Series A, Series B, Series B-1 and Series C redeemable convertible preferred stock are collectively referred to as the “Preferred Stock” and individually as the “Series A,” “Series B,” “Series B-1” and “Series C.” Each of the prices per share above is referred to as the Original Issue Price, and excludes the cost of issuance.

There was no activity for the Preferred Stock issued and outstanding for the three months ended March 31, 2013.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

4. Warrants

In conjunction with previous long-term debt borrowings, the Company issued warrants to purchase shares of Series A and Series C. As of March 31, 2013, the holders of the Series A and Series C warrants were entitled to purchase a total of 175,000 shares of Series A and 4,586,121 shares of Series C, respectively. The warrants may be exercised in whole or in part at any time and include a cashless exercise feature, which allows the holder to receive fewer shares of Series A or Series C in exchange for the warrant rather than paying cash to exercise. The warrants are classified as a liability in the accompanying condensed consolidated balance sheets and adjusted to fair value each period due to the fact that they are currently exercisable into redeemable securities.

The fair value of the Series A warrants was estimated to be $0.1 million and $0.1 million at December 31, 2012 and March 31, 2013, respectively. The fair value of the Series C warrants was estimated to be $3.1 million and $3.3 million at December 31, 2012 and March 31, 2013, respectively. The inputs into the fair value model for the warrants are considered Level 3 inputs under ASC 820, Fair Value Measurements and Disclosures. The inputs and valuation techniques used to measure the fair value of the Series A and C stock warrants are discussed in Note 6. For the three months ended March 31, 2012 and 2013, all changes in the fair value of the warrants were recorded as a component of other (expense) income. The Company recorded other income of $0.1 million for the three months ended March 31, 2012 and other expense of $0.1 million for the three months ended March 31, 2013 related to the fair value adjustment of the warrants.

In March 2012, the Company amended a Series A warrant agreement for the purchase of 168,750 shares of redeemable convertible preferred stock to extend the expiration date from March 2012 to June 2012. In June 2012, the holder of this warrant executed a cashless exercise and received 95,380 shares of Series A redeemable convertible preferred stock in exchange for the warrant.

In 2007 and 2008, in conjunction with the Series C funding, the Company issued warrants to purchase 1,616,113 shares of common stock, of which 958,019 and 658,094 have an exercise price per share of $16.00 and $10.96, respectively. The warrants expire in 2014 and 2015. The warrants may be exercised in whole or in part at any time and include a cashless exercise feature, which allows the holder to receive fewer shares of common stock in exchange for the warrant rather than paying cash to exercise.

5. Stock-Based Compensation

The Company established the ChannelAdvisor Corporation 2001 Stock Plan (the “Plan”), pursuant to which the Company has reserved 3,995,547 shares of its common stock for issuance to its employees, directors and non-employee third parties. The Plan permits the granting of both incentive stock options and nonqualified stock options. Stock options are granted at exercise prices not less than the estimated fair market value of the Company’s common stock at the date of grant. As of March 31, 2013, the Company had 643,509 shares allocated to the stock plan, but not yet issued.

The Plan allows for the granting of options that may be exercised before the options have vested. Shares issued as a result of early exercise are subject to repurchase by the Company upon termination of employment or services, at the lesser of the price paid or the fair value of the shares on the repurchase date. At December 31, 2012 and March 31, 2013, there were no shares of common stock outstanding subject to the Company’s right of repurchase.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Stock-based compensation expense related to stock options is included in the following line items in the accompanying unaudited condensed consolidated statements of operations for the three months ended March 31 (in thousands):

	2012	2013
Cost of revenue	$4	$47
Sales and marketing	4	135
Research and development	13	70
General and administrative	27	177

	$48	$429

The following table summarizes the assumptions used for estimating the fair value of stock options granted for the three months ended March 31:

	2012	2013
Risk-free interest rate	*	0.3% - 1.2%
Expected term (years)	*	5.00 - 6.25
Expected volatility	*	51% - 59%
Dividend yield	*	0%
Weighted average grant date fair value	*	$3.68

* = not applicable

The following is a summary of the option activity for the three months ended March 31, 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding balance as of December 31, 2012	2,202,712	$3.84
Granted	572,956	8.80
Exercised	(93,323)	1.60
Forfeited	(31,012)	6.56
Expired	(17,616)	2.56

Outstanding balance as of March 31, 2013	2,633,717	$4.96	7.87	$11,675

Exercisable as of March 31, 2013	1,157,328	$2.40	6.09	$8,147

Vested and expected to vest as of March 31, 2013	2,425,509	$4.80	7.73	$11,321

The total compensation cost related to nonvested awards not yet recognized as of March 31, 2013 was $2.5 million and will be recognized over a weighted average period of approximately 1.6 years. The aggregate intrinsic value of employee options exercised during the three months ended March 31, 2012 and 2013 was $4,000 and $0.7 million, respectively.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

6. Fair Value Measurements

The carrying amounts of certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable and accrued expenses, approximate their respective fair values due to their short-term nature.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

•	Level 1. Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3. Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. This determination requires significant judgments to be made. The following table summarizes the conclusions reached as of December 31, 2012 and March 31, 2013 (in thousands):

	Balance as of December 31, 2012	Level 1	Level 2	Level 3
Liabilities:
Series A warrants(1)	$88	$—	$—	$88
Series C warrants(1)	3,147	—	—	3,147

	$3,235	$—	$—	$3,235

	Balance as of March 31, 2013	Level 1	Level 2	Level 3
Liabilities:
Series A warrants(1)	$93	$—	$—	$93
Series C warrants(1)	3,259	—	—	3,259

	$3,352	$—	$—	$3,352

(1)	In order to determine the fair value of the redeemable convertible preferred stock warrants, the Company used a hybrid of the probability-weighted expected return method (“PWERM”) and the option pricing model (“OPM”), collectively referred to as the “Hybrid Method,” for the year ended December 31, 2012 and the three months ended March 31, 2013. The Hybrid Method is a PWERM model in which one of the valuation scenarios is modeled using an OPM.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Significant inputs for the OPM included an estimate of the fair value of the Series A and C redeemable convertible preferred stock, the remaining contractual life of the warrants, an estimate of the timing of a liquidity event, a risk-free rate of interest and an estimate of the Company’s stock volatility using the volatilities of guideline peer companies. Significant inputs for the PWERM included an estimate of the Company’s equity value, a weighted average cost of capital and an estimated probability and timing for each valuation scenario.

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs

The following table presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis during the three months ended March 31 (in thousands):

	Series A Warrants		Series C Warrants
	2012	2013	2012	2013
Balance as of January 1	$113	$88	$479	$3,147
Issuance of Series C warrant	—	—	2,045	—
Change in fair value of warrant liability	24	5	(91)	112

Balance as of March 31	$137	$93	$2,433	$3,259

7. Net Loss Per Share

The Company uses the two-class method to compute net loss per share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Each series of the Company’s redeemable convertible preferred stock on an as-if-converted basis are entitled to participate in distributions, when and if declared by the board of directors, that are made to common stockholders and as a result are considered participating securities.

Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Diluted net loss per common share is computed under the two-class method by using the weighted average number of shares of common stock outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the “if-converted” method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches (two class or “if-converted”) as its diluted net income per share during the period. Due to net losses for the three months ended March 31, 2012 and 2013, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

The following securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive for the three months ended March 31:

	2012	2013
Redeemable convertible preferred stock:
Series A	5,857,864	5,863,825
Series B	2,540,066	2,540,066
Series B-1	353,767	353,767
Series C	4,617,513	4,617,513
Warrants to purchase common stock	1,616,113	1,616,113
Warrants to purchase Series A redeemable convertible preferred stock	21,484	10,937
Warrants to purchase Series C redeemable convertible preferred stock	239,750	286,625
Stock options	1,800,350	2,633,717

Pro Forma Net Loss Per Share (unaudited)

The numerator and denominator used in computing pro forma net loss per share for the three months ended March 31, 2013 have been adjusted to assume (i) the net exercise as of the beginning of the period of certain Series C warrants that will expire upon the closing of the IPO to acquire 206,038 shares of redeemable convertible preferred stock and (ii) the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the beginning of the period, and (iii) the reclassification of the Series A and remaining Series C warrants liability to additional paid-in capital as of the beginning of the period.

Numerator (in thousands):
Historical net loss	$(2,730)
Plus: changes in the fair value of the preferred stock warrant liabilities	117

Pro forma numerator for basic and diluted loss per share	$(2,613)

Denominator:
Historical denominator for basic and diluted net loss per share—weighted average shares	1,299,491
Plus: conversion of redeemable convertible preferred stock to common stock	13,388,045

Pro forma denominator for basic and diluted net loss per share	14,687,536

Pro forma basic and diluted loss per share	$(0.18)

8. Segment and Geographic Information

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

ChannelAdvisor Corporation and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (continued)

Substantially all assets were held in the United States during the three months ended March 31, 2012 and 2013. The following table summarizes revenue by geography for the three months ended March 31 (in thousands):

	2012	2013
Domestic	$9,509	$11,698
International	2,657	3,224

Total revenue	$12,166	$14,922

9. Related Parties

One of the Company’s customers is a subsidiary of a stockholder of the Company, thus making the customer a related party. Under this agreement, the customer has purchased certain services from the Company. Revenue recorded under this agreement since the customer became a related party totaled $0.2 million for each of the three months ended March 31, 2012 and 2013. Accounts receivable from the customer amounted to $0.4 million and $0.2 million at December 31, 2012 and March 31, 2013, respectively.

The Company conducts business with one of its stockholders who is also one of its channel partners. This channel partner, like other channel partners, allows the Company access to its systems and allows the Company to serve as an integration partner between it and the Company’s customers. The Company does not pay or receive consideration from the related party for this arrangement.

10. Subsequent Events

In April 2013, the Company entered into a lease for certain hardware, software licenses and managed services. The present value of the future minimum lease payments is $0.5 million. The lease is payable monthly in 36 equal payments of $15,000, commencing upon the implementation and acceptance of the assets.

On April 26, 2013, the board of directors approved an amendment to the Company’s amended and restated certificate of incorporation effecting a 1-for-16 reverse stock split of its common stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company also adjusted the share amounts under its employee incentive plan and common stock warrant agreements with third parties. All numbers of common shares and per common share data in the accompanying unaudited condensed consolidated financial statements and related notes have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on May 9, 2013.